EVERY DAY

Better


Norwood FINANCIAL CORP

ANNUAL REPORT 2025

A LETTER TO OUR *Shareholders*

We are pleased to share with you the Company's performance and achievements in this Annual Report.

We are pleased to report that 2025 marked a transformational year for the Company. After recording a modest net loss in 2024, our team delivered a strong turnaround, generating net income of $27.8 million, or $3.01 per diluted share, for the full fiscal year ended December 31, 2025. This performance reflects the successful execution of our strategic priorities, disciplined balance sheet management, and stronger core earnings momentum throughout the year.

Our improved results were driven by meaningful expansion in net interest income, a higher fully taxable-equivalent net interest margin, and continued growth of our loan and deposit portfolios. The full-year net interest margin increased by 58 basis points versus the prior year, underscoring the benefits of our ongoing focus on earning asset mix and margin optimization. Loan balances grew 8.2%, and total deposits increased 11.8%, reflecting strong customer demand and enhanced competitive positioning in our markets.

In addition to the core income statement results, we made meaningful progress on key strategic objectives. Our tangible book value per share increased over 15%, underscoring the accretive effect of our operating performance and disciplined capital deployment. We also continued to strengthen our franchise footprint, both organically and through strategic initiatives that position the Company for future growth. I encourage you to read the Management's Discussion and Analysis and the Financial Statement with Footnotes for a full report on our performance.

Beyond the numbers, 2025 marked the beginning of an exciting new chapter for Wayne Bank. During the year, we initiated our acquisition of PB Bankshares, Inc. and its wholly owned subsidiary, Presence Bank. This strategic partnership brings together two community-focused institutions with shared values and strong regional roots. This combination expands Wayne Bank's footprint with four additional branches and one



TEAM WAYNE DAY
(Pictured Left to Right) Joanne Rivera Ortiz, Lindsey Bayly, Katy Doan, and Tiffany Dzwieleski, pose with their Team Wayne Day Awards.

loan production office across Chester, Lancaster, and Dauphin Counties in Southeastern Pennsylvania. While the transaction took place in 2025, the integration will continue through 2026, enhancing our capabilities and broadening the ways we serve our customers. Both teams will continue to work together under the guiding principle of Every Day Better™, setting the trajectory for a wonderful partnership and bright future ahead.

Setting the stage for this new chapter, Wayne Bank introduced Every Day Better™ to our employees, customers, and communities in June 2025. Our new brand, featuring a refreshed visual identity, updated logo, and unified messaging, brought renewed energy to our vision for the future while continuing to reflect our long-standing values. As part of this transformation, we unified our affiliated institutions, Bank of the Finger Lakes and Bank of Cooperstown, under the Wayne Bank name. We remain rooted in a simple philosophy: life is at its best when you're making it better. Guided by our BETTER Values – Boldness, Enthusiasm, Trust, Teamwork, Education, and Resilience – we continue to build on our mission and celebrate the milestones that reflect our commitment to the people we serve.

Guided by our *Better* VALUES – Boldness, Enthusiasm, Trust, Teamwork, Education, and Resilience – we continue to build on our mission and celebrate the milestones that reflect our commitment to the people we serve.



James O. Donnelly
President and Chief Executive Officer



As part of our new brand, we held our first-ever Team Wayne Day in May, dedicated to celebrating employee milestones, team achievements, and the relationships that drive our success. During the event, we recognized long-tenured employees through Years of Service Awards, including Nancy Hart (47 years), Barbara Ridd (45 years), Karen Gasper (25 years), Diane Scullion (20 years), and Sheryl Crandall (20 years), along with employees celebrating 15, 10, and 5 years of service.

In alignment with our BETTER Values, we also recognized employees who exemplify these principles in their daily work and lives. Joanne Rivera Ortiz, Personal Banker from Liberty, NY, received the Bold Award for her clear vision, unwavering courage, and ability to inspire those around her. Lindsey Bayly, Human Resources Generalist, was honored with the Enthusiasm Award, acknowledging the positivity, passion, and team spirit she brings to everything she does. Doug Atherton, Vice President and Monroe County Regional Manager, received the Teamwork Award, for his commitment to creating a culture where everyone feels valued and empowered. Katy Doan, Penn Yan Community Office Manager, was recognized with the Trust Award, highlighting her integrity, reliability, and unwavering commitment to doing what's right. Tiffany Dzwieleski, Mortgage Loan Officer, received the Education Award for her dedication to continuous learning, self-improvement, and knowledge sharing. Lastly, the Resilience Award was given to Jennifer Hooks, Forty Fort Head Teller, whose endless positivity, strength, and ability to push through hard times continue to inspire us all.

This year, we were proud to shine a spotlight on various employees whose dedication to their communities has earned special recognition. John Karavis, Commercial Loan Officer, was recognized as this year's Rotarian of the Year by Rotary District 7410, highlighting his outstanding commitment to service and improving the lives of those in his community. Deborah Kennedy, Senior Vice President and PA Retail Banking Market Manager, was honored by Happenings Magazine as a Top 30 Over 50 honoree. Deb's leadership, compassion, and dedication to her work and the people around her earned her this distinguished recognition. Norwood Financial Corp's Director, Ronald Schmalze, won the Pike County Chamber of Commerce's Davis R. Chant Lifetime Achievement Award, recognizing his extensive community service, leadership in developing local businesses, and dedication to Pike County's recreation and business sectors. As a whole, our Bank was honored as a 2025 Official Community's Choice Award recipient, winning Best Bank in the Poconos, reflecting our strong community ties and customer support in the region.



FORTY FORT GRAND OPENING

Another exciting occasion was the opening of our new branch in Forty Fort. Although this full-service location successfully opened in January 2025, we waited for warmer weather to celebrate with a community-wide Grand Opening Ribbon Cutting event that reflected our commitment to connection, service, and local engagement. Held at our new location on Wyoming Avenue, the celebration welcomed customers, neighbors, and community partners for an afternoon of festivities, highlighted by a ribbon-cutting ceremony in partnership with the Wyoming Valley Chamber of Commerce. The event brought together residents of all ages and featured food trucks, live radio broadcasts, family-friendly activities, visits from adoptable dogs through the SPCA, and a variety of giveaways. It was an opportunity not only to introduce our new branch, but also to thank the Forty Fort community for the warm welcome we received and to begin building lasting relationships in Luzerne County.

In 2025, we introduced an entirely new division to Wayne Bank: the Business Intelligence Division. Led by Vice President and Business Intelligence Manager, Kayla Dixon, this team focuses on leveraging data and analytics to support smarter, more informed decision-making across the organization. The division plays a key role in transforming data into actionable insights that strengthen operational efficiency, enhance risk management, and support long-term strategic planning. Serving as a critical partner to departments throughout the Bank, the Business Intelligence Division supports a wide range of technical projects and strategic initiatives, helping to improve reporting, streamline processes, and align performance with organizational goals. Through this work, the division enhances Wayne Bank's ability to respond to evolving market conditions and continue delivering value to all those we serve.


Lewis Critelli

Our Board of Directors experienced several changes this year, marked by both bittersweet goodbyes and exciting new beginnings. We celebrated Lewis Critelli's retirement from the Board after an incredible 30 years of service at Norwood Financial Corp and Wayne Bank. As former President and CEO, Lew's leadership, vision, and unwavering commitment helped shape our organization and strengthen the communities we serve. His impact will continue to be felt for years to come. Dr. Andrew Forte, former Vice Chairman for the Board, was named as Chairman in place of Lew, and longtime Director, Kevin Lamont, was elected as Vice Chairman. We also welcomed Marissa Nacinovich and James Shook as new Board Members. Each brings a wealth of professional expertise and a strong commitment to service. Their leadership and passion will further strengthen our mission and support a bright future for the counties we serve.


Nancy Hart


Scott White

This year, several valued members of our Wayne Bank family retired after long and distinguished careers. Our Senior Vice President, Controller, and Director of Operations, Nancy Hart, retired after an incredible 47 years of service. Nancy has been a true cornerstone of our organization, and we will always cherish her upbeat spirit and unwavering dedication to Wayne Bank. Scott White, President of Bank of Cooperstown, retired after leading the Bank for the past 18 years and playing an instrumental role in its growth and success. His dedication to our company has left a lasting impact, and we are deeply grateful for his contributions. We also recognized the retirements of Laurie Bishop, Assistant Community Office Manager, with an astounding 50 years of service; Jill Hessling, Regional Manager, with 30 years of service; Diane Scullion, Electronic Banking Service Representative, with 21 years of service; and Barb Varrone, Deposit Operations Specialist, with 19 years of service. Each of these individuals hold a special place in our hearts and will be greatly missed, but they will always remain part of the Wayne Bank family.

To strengthen our teams and support continued growth across the organization, we welcomed several new colleagues to Wayne Bank through strategic hiring in key positions. Fred Malloy was appointed Senior Vice President and Controller, bringing valuable operational expertise and leadership to our Accounting Department. Joseph D. Moran joined the Bank as Vice President and Commercial Loan Officer, expanding our lending capabilities in the Cooperstown and Oneonta region. To further advance mortgage lending in the same New York market, we also hired Matthew B. Schuermann as Vice President and Mortgage Loan Originator. Donald Sutton was appointed Vice President and Information Technology Manager, providing leadership for our technology initiatives and strengthening the IT Department.

The EXECUTIVE TEAM


wayne
BANK™

(Left to Right, Back Row then Front Row)
Michael Rollison, SVP, Commercial Loan Team Leader
Joseph Adams, SVP, Director of Wealth Management & Investor Services
John Carmody, EVP, Chief Credit Officer
Steven Daniels, EVP, Chief Consumer Banking Officer
Fred Malloy, SVP, Controller
Douglas Byers, EVP, Market Executive
Larry Witt, EVP, Chief Information Officer
Joseph Mahon, EVP, Market Executive
Kristen Lancia, VP, Marketing Manager
Ryan French, EVP, Chief Human Resources Officer
Tracie Young, EVP, Chief Risk Officer
John McCaffery, EVP, Chief Financial Officer
James Donnelly, EVP, President & Chief Executive Officer
Janak Amin, EVP, Chief Operating Officer
Diane Wylam, SVP, Senior Trust Officer
Vincent O'Bell, EVP, Chief Lending Officer



BOARD *of* DIRECTORS

(Standing Left to Right) , **Marissa Nacinovich, D.M.D,** Director; **Dr. Kenneth A. Phillips,** Director; **Joseph W. Carroll,** Director; **Ronald R. Schmalzle,** Director; **Jeffrey S. Gifford,** Director; **James Shook,** Director; **Spencer Andress,** Director.

(Seated Left to Right) **Meg L. Hungerford,** Director; **Kevin M. Lamont,** Vice Chairman, **James O. Donnelly,** President, CEO, & Director; **Dr. Andrew A. Forte,** Chairman of the Board; and **Alexandra K. Nolan,** Director.

Absent from Photo: **Ralph A. Matergia, Esq.,** Director

NWFL	$2.4B	$1.8B	$2.1	$235M
NASDAQ	Total Assets	Total Gross Loans	Total Deposits	Total Equity

In addition, we welcomed Alexandra Treslar as Assistant Vice President and Business Development Officer, Ryan Ehrhardt as Commercial Loan Officer for Pike and Monroe Counties, and Valerie A. O'Hare as Corporate Training Manager.

The year's progress presented many opportunities for employee growth and numerous employees were promoted for their hard work and dedication.   The most senior promotions included Mike Rollison, who was also appointed as the newest member of the Bank's Senior Leadership Team, to Senior Vice President and Commercial Loan Team Leader; Deb Kennedy to Senior Vice President and PA Retail Banking Market Manager; Kayla Dixon to Vice President and Business Intelligence Manager; Alison Menotti to Vice President, and Loan Operations Manager; and Anna Van Acker to Vice President and Commercial Loan Officer.

As a community bank, Wayne Bank remains deeply connected to the people and places we serve. Throughout 2025, we continued our longstanding commitment to investing in our counties by supporting local schools, food banks, first responders, and nonprofit organizations across Pennsylvania and New York. Our employees proudly gave their time and talents through

volunteerism and community involvement, reinforcing our belief that strong foundations are built through meaningful relationships and shared purpose.

Together, these efforts defined 2025 as a year of progress, transformation, and renewed momentum. As we move forward, we remain focused on delivering lasting value for our customers, communities, and shareholders – guided by our commitment to making Every Day Better™.

We sincerely appreciate the continued support and confidence of our shareholders. Thank you for your ownership interest in Norwood Financial Corp as we work to enhance long-term shareholder value. We look forward to continuing to serve your financial needs and earning your trust every day.

James O. Donnelly

James O. Donnelly
President and Chief Executive Officer


DIRECTORY OF *Officers*

NORWOOD FINANCIAL CORP

Dr. Andrew A. Forte ....Chairman of the Board
Kevin M. Lamont .... Vice Chairman of the Board
James O. Donnelly ....President & Chief Executive Officer

WAYNE BANK

James O. Donnelly ....President & Chief Executive Officer
John M. McCaffery ....EVP, Chief Financial Officer
Janak M. Amin ....EVP, Chief Operating Officer
Douglas Byers ....EVP, Market Executive
John F. Carmody.. EVP, Chief Credit Officer
Steven R. Daniels ....EVP, Chief Consumer Banking Officer
Ryan J. French......................... EVP, Chief Human Resources Officer
Joseph Mahon...EVP, Market Executive
Vincent G. O'Bell.......................................EVP, Chief Lending Officer
Larry Witt ....EVP, Chief Information Officer
Tracie A. Young...EVP, Chief Risk Officer
Joseph W. Adams .... SVP, Director of Wealth Management & Investor Services
Fred Malloy ....SVP, Controller
Michael E. Rollison ....SVP, Commercial Loan Team Leader
Diane M. Wylam ....SVP, Senior Trust Officer
Kristen E. Lancia..VP, Marketing Officer
Thomas A. Byrne............................ SVP, Commercial Loan Manager
Joseph A. Castrogiovanni............................SVP, Assistant Controller
John P. Ford...............................SVP, Commercial Loan Officer
Karen R. Gasper ....SVP, Regulatory Compliance Manager & BSA Officer
Amanda L. Hall .... SVP, Financial Reporting Manager
Deborah J. Kennedy ....SVP, PA Retail Banking Market Manager
James Michael King............................SVP, Commercial Loan Officer
Julie R. Kuen ....SVP, Retail Operations & Electronic Banking Manager
Matthew Murphy... SVP, Residential Mortgage Fulfillment Manager
Jeffery Marshell Nolan ....SVP, Market Executive
Scott Rickard .... SVP, Investment Executive
Barbara A. Ridd ....SVP, Mortgage Underwriter
Kara R. Suchy ....SVP, Internal Audit Manager
John D. Veleber..............................SVP, Commercial Loan Manager
Gerald J. Arnese......................................VP, Consumer Loan Officer
Derek C. Bellinger ....VP, Residential Mortgage Sales Officer
Lori Bennett ....VP, Relationship Manager

Jose Colon ....VP, Commercial Loan Team Leader
Francis E. Crowley ....VP, Commercial Loan Officer
Ronald P. Depasquale.................. VP, Facilities and Security Officer
Kayla Dixon .... VP, Business Intelligence Manager
Cynthia Galloway ....VP, Wealth Management Advisor
Jillian E. Guenther .... VP, Fraud Officer
Annette Ann Jurkowski .... VP, Assistant BSA/Compliance Officer
John W. Karavis....................................VP, Commercial Loan Officer
John E. Koczwara .... VP, Community Office Manager
Paul J. Kosiba ....VP, Wealth Management Investment Officer
Steven Paul Lauer ....VP, Commercial Loan Officer
Vonnie A. Lewis .... VP, Community Office Manager
Kyle Liner ....VP, Commercial Loan Officer
Bernyce A. Maltman....................................VP, Mortgage Originator
Alison G. Menotti...............................VP, Loan Operations Manager
Geraldine Moore.. VP, Delaware County Business Development Officer
Joseph Moran......................................VP, Commercial Loan Officer
Corissa O'Malley..........................VP, Loan Documentation Manager
Hyeontaek Oh...................................... VP, Regional Credit Manager
Komal Patel..VP, Relationship Manager
Andrew B. Rice ....VP, Commercial Loan Officer
Russell Rohan ....VP, Commercial Loan Officer
Christine Routledge ....VP, Sullivan Regional
Briana J. Scholl ....VP, VP of Credit Administration Community Office Manager
Matthew Schuermann .... VP, Mortgage Loan Originator Operations Manager
Frank J. Sislo .... VP, Consumer Loan Manager
Nicole Southard... VP, Central NY Regional Community Office Manager
Donald Sutton........................ VP, Information Technology Manager
Anna K. Van Acker ....VP, Commercial Loan Officer
Tanyia Vannatta ....VP, Delaware Regional Community Office Manager

NORWOOD INVESTMENT CORP

James O. Donnelly ....EVP, President & Chief Executive Officer
Scott C. Rickard ....Investment Executive, LPL Financial

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission File No. 0-28364

NORWOOD FINANCIAL CORP
(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	**23-2828306**
(State or Other Jurisdiction of	**(I.R.S. Employer**
Incorporation or Organization)	**Identification No.)**
717 Main Street, Honesdale, Pennsylvania	**18431**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (570) 253-1455
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $.10 par value	NWFL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ YES   ☒ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ YES   ☒ NO

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ YES   ☐ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ YES   ☐ NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   ☐ Yes   ☒ No

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price of the registrant's Common Stock as of June 30, 2025, $25.78 per share, was $218.8 million based on 8,488,748 shares of Common Stock held by non-affiliates on that date. Solely for purposes of this calculation, shares held by directors, executive officers and greater than 10% stockholders are treated as shares held by affiliates.

As of March 1, 2026, there were 10,889,603 shares outstanding of the registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

1.   Portions of the definitive Proxy Statement for the 2026 Annual Meeting of Stockholders. (Part III)

NORWOOD FINANCIAL CORP
ANNUAL REPORT ON FORM 10-K

Table of Contents

PART I

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" and words of similar meaning. These forward-looking statements include, but are not limited to:

statements of our goals, intentions and expectations;
statements regarding our business plans, prospects, growth and operating strategies;
statements regarding the quality of our loan and investment portfolios; and
estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of the Annual Report on Form 10-K.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

general economic conditions, either nationally or in our market areas, that are worse than expected;
changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;
our ability to access cost-effective funding;
fluctuations in real estate values and both residential and commercial real estate market conditions;
demand for loans and deposits in our market area;
our ability to implement changes in our business strategies;
competition among depository and other financial institutions;
inflation and changes in the interest rate environment that reduce our margins and yields, or reduce the fair value of financial instruments or reduce the origination levels in our lending business, or increase the level of defaults, losses and prepayments on loans we have made and make whether held in portfolio or sold in the secondary markets;
adverse changes in the securities markets;
changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;
changes in monetary or fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board;
our ability to manage market risk, credit risk and operational risk in the current economic conditions;
our ability to enter new markets successfully and capitalize on growth opportunities;
our ability to successfully integrate any assets, liabilities, customers, systems and management personnel we have acquired or may acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;
an increase in the Pennsylvania Bank Shares Tax to which our bank subsidiary's capital stock is currently subject, or imposition of any additional taxes on the capital stock of us or our bank subsidiary;
changes in consumer demand, borrowing and savings habits
the ability of third-party providers to perform their obligations to us;
the ability of the U.S. Government to manage federal debt limits;
cyber-attacks, computer viruses and other technological risks that may breach the security of our websites or other systems to obtain unauthorized access to confidential information and destroy data or disable our systems;
technological changes that may be more difficult or expensive than expected;
changes in the financial condition, results of operations or future prospects of issuers of securities that we own;
volatility in the securities markets;
disruptions due to flooding, severe weather, or other natural disasters or Acts of God;
acts of war, terrorism, or global military conflict; and
other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing products and services described elsewhere in this Annual Report on Form 10-K.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.

Item 1. Business.

General

Norwood Financial Corp (the "Company"), a Pennsylvania corporation, was incorporated in 1995 to become the holding company for Wayne Bank (the "Bank"). The Company is a registered bank holding company subject to regulation and supervision by the Board of Governors of the Federal Reserve System ("Federal Reserve"). As of December 31, 2025, the Company had total consolidated assets of $2.425 billion, consolidated deposits of $2.183 billion, and consolidated stockholders' equity of $242.2 million. The Company's ratio of average equity to average assets was 9.59%, 8.26%, and 8.14% for fiscal years 2025, 2024 and 2023, respectively.

Wayne Bank is a Pennsylvania chartered bank and trust company headquartered in Honesdale, Pennsylvania. The Bank was originally chartered on February 17, 1870, as Wayne County Savings Bank and changed its name to Wayne County Bank and Trust in December 1943. In September 1993, the Bank adopted the name Wayne Bank. The Bank's deposits are insured to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") and the Bank is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh. The Bank is regulated and examined by the Pennsylvania Department of Banking and Securities ("Department") and the FDIC. The Bank is an independent community bank with fifteen offices in Northeastern Pennsylvania and fourteen offices in Delaware, Sullivan, Ontario, Otsego and Yates Counties, New York.

The Bank offers a wide variety of personal and business credit services and trust and investment products and real estate settlement services to the consumers, businesses, nonprofit organizations, and municipalities in each of the communities that the Bank serves. The Bank primarily serves the northeastern Pennsylvania counties of Wayne, Pike, Monroe, Lackawanna and Luzerne and, to a much lesser extent, Susquehanna County in addition to the New York counties of Delaware, Sullivan, Ontario, Otsego and Yates. In addition, the Bank operates automated teller machines at 29 branch facilities plus one machine at an off-site location.

The Company's main office is located at 717 Main Street, Honesdale, Pennsylvania and its main telephone number is (570) 253-1455. The Company maintains a website at wayne.bank. Information on our website should not be treated as part of this Annual Report on Form 10-K. The Company makes copies of its Securities and Exchange Commission ("SEC") filings available free of charge as soon as reasonably practicable after they are filed through a link on its website to the SEC's website.

Completed Acquisitions

UpState New York Bancorp, Inc. On July 7, 2020, the Company completed the acquisition of UpState New York Bancorp, Inc. ("UpState"), and its wholly owned subsidiary, USNY Bank ("USNY Bank"). The acquisition was completed when UpState was merged with and into the Company, with the Company as the surviving corporation of the merger and USNY Bank was merged with and into Wayne Bank, with Wayne Bank as the surviving entity. At the time of completion of the acquisition, USNY Bank conducted its business from two Bank of the Finger Lakes offices in Geneva and Penn Yan, New York, and two Bank of Cooperstown offices in Cooperstown and Oneonta, New York.

In the merger, shareholders of UpState elected to receive for each share of UpState common stock they owned, either 0.9390 shares of the Company's common stock or $33.33 in cash, or a combination of both. All shareholder elections were subject to the allocation and proration procedures set forth in the Merger Agreement which were intended to ensure that 90% of the shares of UpState would be exchanged for the Company's common stock and 10% of the shares of UpState would be exchanged for cash. In addition, under the terms of the Merger Agreement, UpState shareholders received an additional $0.67 per share in cash for each share of UpState common stock held. In the aggregate, the merger consideration paid to UpState shareholders consisted of approximately $8,845,198 in cash and 1,865,738 shares of the Company's common stock.

Delaware Bancshares, Inc. On July 31, 2016, the Company completed the acquisition of Delaware Bancshares, Inc. ("Delaware") and its wholly owned subsidiary, The National Bank of Delaware County ("NBDC"). At the time of acquisition, Delaware had approximately $375.6 million in assets and 12 banking offices in Delaware and Sullivan Counties, New York. Pursuant to the terms of the Agreement and Plan of Merger, dated March 10, 2016, by and among the Company, Wayne Bank, Delaware and NBDC (the "Delaware Agreement"), Delaware was merged with and into the Company, with the Company as the surviving corporation of the merger (the "Merger") and NBDC was merged with and into Wayne Bank immediately thereafter. At the effective time of the Merger, each outstanding share of the common stock of Delaware was converted, at the election of the holder but subject to the limitations and allocation and proration provisions set forth in the Delaware Agreement, into either $16.68 in cash or 0.6221 of a share of the Company's common stock, par value $0.10 per share (the "Common Stock"). In the aggregate, the merger consideration paid to Delaware shareholders consisted of approximately $3,860,000 in cash and 431,605 shares of the Common Stock.

2

North Penn Bancorp, Inc.

On May 31, 2011, the Company completed the acquisition of North Penn Bancorp, Inc. ("North Penn") and its wholly owned subsidiary, North Penn Bank. At the time of acquisition, North Penn had approximately $158.9 million in assets and four banking offices in Lackawanna and Monroe Counties, Pennsylvania. Pursuant to the terms of the Agreement and Plan of Merger by and among the Company, Wayne Bank, and North Penn, North Penn was merged with and into the Company, with the Company as the surviving corporation of the merger (the "Merger") and North Penn Bank was merged with and into Wayne Bank immediately thereafter. At the effective time of the Merger, each outstanding share of the common stock of North Penn was converted, at the election of the holder but subject to the limitations and allocation and proration provisions set forth in the Merger Agreement, into either $19.12 in cash or 0.6829 of a share of the Company's common stock, par value $0.10 per share (the "Common Stock"). In the aggregate, the merger consideration paid to North Penn shareholders consisted of approximately $10,648,000 in cash and 530,994 shares of the Common Stock.

Competition

The competition for deposit products comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, and multi-state regional banks in the Company's market area of Wayne, Pike, Monroe, Lackawanna and Luzerne Counties, Pennsylvania and Delaware, Sullivan, Ontario, Otsego and Yates Counties, New York as well as from on-line banks. Based on data compiled by the FDIC as of June 30, 2025 (the latest date for which such data is available), the Bank had the third largest share of FDIC-insured deposits in Wayne County with approximately 22.50%, the second largest share in Pike County with 17.76%, sixth largest share in Monroe County with 3.89%, the tenth largest share in Lackawanna County with 1.19% and the sixteenth largest share in Luzerne County with 0.42%. At June 30, 2025, the Bank had the largest share of FDIC-insured deposits in Delaware County, New York, with 31.39% and the fourth largest share in Sullivan County, New York, with 12.45%. The Bank's market share in Ontario, Otsego and Yates Counties were 5.87%, 14.87% and 18.52%, respectively. This data does not reflect deposits held by credit unions with which the Bank also competes. Deposit competition also includes a number of insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Loan competition varies depending upon market conditions and comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, multi-state regional banks, and mortgage bankers.

Personnel

As of December 31, 2025, the Bank had 275 full-time and six part-time employees. None of the Bank's employees are represented by a collective bargaining group.

Trust Activities

The Bank operates a Wealth Management/Trust Department which provides estate planning, investment management and financial planning to customers for which it is generally compensated based on a percentage of assets under management. As of December 31, 2025, the Bank had $213.9 million of assets under management compared to $205.1 million as of December 31, 2024. The increase reflects growth and improved market valuations during 2025, such as stock market performance which can affect the value of a customer's investment portfolio.

Subsidiary Activities

The Bank, a Pennsylvania chartered bank, is the only wholly owned subsidiary of the Company. Norwood Investment Corp. ("NIC"), a Pennsylvania corporation incorporated in 1996 and a Pennsylvania licensed insurance agency, is a wholly owned subsidiary of the Bank. NIC's business is brokerage activities including stocks, bonds, mutual funds, exchange traded funds and advisory services, as well as annuity and insurance products, primarily to customers of the Bank. The annuities, mutual funds and other investment products are not insured by the FDIC or any other government agency. They are not deposits, obligations of, or guaranteed by any bank. Until February 16, 2018, securities were offered through Invest Financial, a registered broker/dealer. Effective February 16, 2018, the broker/dealer relationship transitioned to LPL Financial LLC ("LPL") as a result of the sale of Invest to LPL in 2017. LPL is a registered broker/dealer and a member of FINRA and the SIPC. NIC generated gross revenues for the Company of $708,000 and $407,000 in 2025 and 2024, respectively, which is included in Other Income.

WCB Realty Corp., a Pennsylvania corporation, is a wholly owned real estate subsidiary of the Bank whose principal asset is the administrative offices of the Company, which also includes the Main Office of the Bank.

WTRO Properties Inc. ("WTRO"), a Pennsylvania corporation, is a wholly owned real estate subsidiary of the Bank established to hold title to certain real estate upon which the Bank has foreclosed. As of December 31, 2025 and 2024, the outstanding balance of foreclosed properties on which WTRO held title totaled $0 and $0, respectively.

Regulation

Set forth below is a brief description of certain laws which relate to the regulation of the Company and the Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulation of the Company

General. The Company, as a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"), is subject to regulation and supervision by the Federal Reserve. The Company is required to file periodic reports of its operations with, and is subject to examination by, the Federal Reserve. This regulation and oversight is generally intended to ensure that the Company limits its activities to those allowed by law and that it operates in a safe and sound manner without endangering the financial health of its subsidiary bank.

Under the BHCA, the Company generally must obtain the prior approval of the Federal Reserve before it may acquire control of another bank or bank holding company, merge or consolidate with another bank holding company, acquire all or substantially all of the assets of another bank or bank holding company, or acquire direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the Company would directly or indirectly own or control more than 5% of such shares.

Federal statutes impose restrictions on the ability of a bank holding company and its nonbank subsidiaries to obtain extensions of credit from its subsidiary bank, on the subsidiary bank's investments in the stock or securities of the holding company, and on the subsidiary bank's taking of the holding company's stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services by the subsidiary bank.

Source of Strength Doctrine. Under the Bank Holding Company Act, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. Under this source of strength doctrine, a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve regulations, or both.

Non-Banking Activities. The business activities of the Company, as a bank holding company, are restricted by the BHCA. Under the BHCA and the Federal Reserve's bank holding company regulations, a bank holding company generally may only engage in, or acquire or control voting securities or assets of a company engaged in, (1) banking or managing or controlling banks and other subsidiaries authorized under the BHCA and (2) any business activity the Federal Reserve has determined to be so closely related to banking or managing or controlling banks to be a proper incident thereto. These include any incidental activities necessary to carry on those activities, as well as a lengthy list of activities that the Federal Reserve has determined to be so closely related to the business of banking as to be a proper incident thereto.

In addition to the above authority, bank holding companies that qualify and elect to be treated as "financial holding companies" may engage in a broad range of additional activities that are (i) financial in nature or incidental to such financial activities or (ii) complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. These activities include securities underwriting and dealing, insurance agency and underwriting, and making merchant banking investments. The Company has not made an election to be deemed a financial holding company.

Regulatory Capital Requirements. The Federal Reserve has adopted regulatory capital rules pursuant to which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the BHCA. The Federal Reserve's capital rules are similar to those imposed on the Bank by the FDIC. See "Regulation of the Bank-Regulatory Capital Requirements." The Federal Reserve's Small Bank Holding Company Policy Statement, however, exempts from the regulatory capital requirements bank holding companies with less than $3.0 billion in consolidated assets that are not engaged in significant non-banking or off-balance sheet activities and that do not have a material amount of debt or equity securities registered with the SEC. As long as their bank subsidiaries are well capitalized, such bank holding companies need only maintain a pro forma debt to equity ratio of less than 1.0 in order to pay dividends and repurchase stock and to be eligible for expedited treatment on applications.

Regulation of the Bank

General. As a Pennsylvania chartered, FDIC-insured commercial bank which is not a member of the Federal Reserve System, the Bank is subject to extensive regulation and examination by the Department and by the FDIC, which insures its deposits to the maximum extent permitted by law. The federal and state laws and regulations applicable to banks regulate, among other things, the scope of their business, their investments, the reserves required to be kept against deposits, the timing of the availability of deposited

funds and the nature and amount of and collateral for certain loans. The laws and regulations governing the Bank generally have been promulgated to protect depositors and not for the purpose of protecting stockholders. This regulatory structure also gives the federal and state banking agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Department, the FDIC or the United States Congress, could have a material impact on the Company, the Bank and their operations.

Pennsylvania Banking Law. The Pennsylvania Banking Code ("Banking Code") contains detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, and employees, as well as corporate powers, savings and investment operations and other aspects of the Bank and its affairs. The Banking Code delegates extensive rule-making power and administrative discretion to the Department so that the supervision and regulation of state-chartered banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

The Federal Deposit Insurance Act ("FDIA"), however, prohibits state-chartered banks from making new investments, loans, or becoming involved in activities as principal and equity investments which are not permitted for national banks unless (1) the FDIC determines the activity or investment does not pose a significant risk of loss to the Deposit Insurance Fund and (2) the bank meets all applicable capital requirements. Accordingly, the additional operating authority provided to the Bank by the Banking Code is significantly restricted by the FDIA.

Interstate Banking. The Bank operates branches in Pennsylvania and New York. Under the federal Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Riegle-Neal Act"), an insured state bank that establishes a branch in another state may conduct any activity at such branch that is permissible under the laws of its home state to the extent that such activity is permissible either for a bank chartered by the host state or for a branch of an out-of-state national bank in the host state. The laws of the host state, including laws regarding community reinvestment, consumer protection, fair lending and branching within the host state, apply to any branch of an out-of-state bank to the same extent as such laws apply to a branch of an out-of-state national bank. The Riegle-Neal Act prohibits out-of-state banks from using their interstate branches primarily for purposes of deposit production. If a federal banking regulator reasonably determines from available information that an out-of-state bank's level of lending in a host state is less than half the loan-to-deposit ratio for all banks in the host state, the regulator may order the closure of the out-of-state branches or prohibit the opening of new branches in the host state unless the out-of-state bank has an acceptable plan or can give reasonable assurances that it will reasonably help meet the credit needs of the communities served in the host state.

Federal Deposit Insurance. The Bank's deposits are insured to applicable limits by the FDIC. The general maximum deposit insurance amount is $250,000.

The Bank is subject to deposit insurance assessments established by the FDIC to maintain the DIF. Under the FDIC's risk-based assessment system, banks that are deemed to be less risky pay lower assessments. Assessment rates for small institutions (those with less than $10 billion in assets) are based on an institution's weighted average CAMELS component ratings and certain financial ratios and are applied to the institution's assessment base, which equals its average total assets minus its average tangible equity.

In October 2022, the FDIC adopted a final rule that increased the initial base deposit insurance assessment rate schedules uniformly by 2 basis points beginning with the first quarterly assessment period of 2023. The increased assessment is expected to improve the likelihood that the DIF reserve ratio would reach the statutory minimum of 1.35% by the statutory deadline of September 30, 2028, consistent with the FDIC's amended restoration plan. The FDIC assessment rates effective January 1, 2023 (which are subject to certain adjustments) range from 5 to 18 basis points for institutions with CAMELS composite ratings of 1 or 2, 8 to 32 basis points for those with a CAMELS composite score of 3, and 18 to 32 basis points for those with CAMELS composite scores of 4 or 5.

Regulatory Capital Requirements. The Bank is required to comply with applicable capital adequacy rules adopted by the FDIC and other federal bank regulatory agencies (the "Basel III Capital Rules"). The Basel III Capital Rules apply to all depository institutions as well as to all top-tier bank and savings and loan holding companies that are not subject to the Federal Reserve Small Bank Holding Company Policy Statement.

Under the Basel III Capital Rules, banks are required to meet four minimum capital standards: (1) a "Tier 1" or "core" capital leverage ratio equal to at least 4% of total adjusted assets; (2) a common equity Tier 1 capital ratio equal to 4.5% of risk-weighted assets; (3) a Tier 1 risk-based ratio equal to 6% of risk-weighted assets; and (4) a total capital ratio equal to 8% of total risk-weighted assets. Common equity Tier 1 capital is defined as common stock instruments, retained earnings, any common equity Tier 1 minority interest and, unless the bank has made an "opt-out" election, accumulated other comprehensive income, net of goodwill and certain other intangible assets. Tier 1 or core capital is defined as common equity Tier 1 capital plus certain qualifying subordinated interests and grandfathered capital instruments. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, qualifying subordinated instruments and certain grandfathered capital instruments. An institution's risk-based capital requirements are measured against risk-weighted assets, which equal the sum of each on-balance-sheet asset and the credit-equivalent amount of each off-balance-sheet item after being multiplied by an assigned risk weight. Risk weightings range from 0% for cash to 100% for property acquired through foreclosure, commercial loans,

5

and certain other assets to 150% for exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property.

In addition to the above minimum requirements, the Basel III Capital Rules require banks and covered financial institution holding companies to maintain a capital conservation buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. Institutions that do not maintain the required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The capital buffer requirement effectively raises the minimum required risk-based capital ratios to 7% for Common Equity Tier 1 Capital, 8.5% for Tier 1 Capital and 10.5% for Total Capital on a fully phased-in basis.

In assessing an institution's capital adequacy, the FDIC takes into consideration not only these numeric factors but also qualitative factors, and has the authority to establish higher capital requirements for individual institutions where necessary.

The Bank is also subject to minimum capital requirements imposed by the Department on Pennsylvania-chartered depository institutions. Under the Department's capital requirements, a Pennsylvania bank or savings bank must maintain a minimum leverage ratio of Tier 1 capital (as defined under the FDIC's capital regulations) to total assets of 4%. In addition, the Department has the supervisory discretion to require higher leverage ratio for any institutions based on the institution's substandard performance in any of a number of areas. The Bank was in compliance with both the FDIC and the Pennsylvania capital requirements in effect as of December 31, 2025.

Prompt Corrective Regulatory Action. Under applicable federal statutes, the federal bank regulatory agencies are required to take "prompt corrective action" with respect to institutions that do not meet specified minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under the FDIC's prompt corrective action regulations, an institution is deemed to be "well capitalized" if it has a Total Risk-Based Capital Ratio of 10.0% or greater, a Tier 1 Risk-Based Capital Ratio of 8.0% or greater, a Common Equity Tier 1 risk-based capital ratio of 6.5% or better and a leverage ratio of 5.0% or greater.

An institution is "adequately capitalized" if it has a Total Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0% or greater, a Common Equity Tier 1 Capital Ratio of 4.5% or better and a Leverage Ratio of 4.0% or greater. An institution is "undercapitalized" if it has a Total Risk-Based Capital Ratio of less than 8.0%, a Tier 1 Risk-Based Capital ratio of less than 6.0%, a Common Equity Tier 1 ratio of less than 4.5% or a Leverage Ratio of less than 4.0%. An institution is deemed to be "significantly undercapitalized" if it has a Total Risk-Based Capital Ratio of less than 6.0%, a Tier 1 Risk-Based Capital Ratio of less than 4.0%, a Common Equity Tier 1 ratio of less than 3.0% or a Leverage Ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%

The prompt corrective action regulations provide for the imposition of a variety of requirements and limitations on institutions that fail to meet the above capital requirements. In particular, the FDIC may require any state non-member bank that is not "adequately capitalized" to take certain action to increase its capital ratios. If the non-member bank's capital is significantly below the minimum required levels of capital or if it is unsuccessful in increasing its capital ratios, the bank's activities may be restricted.

At December 31, 2025, the Bank qualified as "well capitalized" under the prompt corrective action rules.

Affiliate Transaction Restrictions. Federal laws strictly limit the ability of banks to engage in transactions with their affiliates, including their bank holding companies. In particular, loans by a subsidiary bank and its parent company or the nonbank subsidiaries of the bank holding company are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such nonbank subsidiaries, to an aggregate of 20% of the bank subsidiary's capital and surplus. Further, loans and other extensions of credit generally are required to be secured by eligible collateral in specified amounts. Transactions with non-affiliates may be treated as transactions with an affiliate to the extent that proceeds from the transaction are used to benefit the affiliate. Federal law also requires that all transactions between a bank and its affiliates be on terms at least as favorable to the bank as transactions with non-affiliates.

Loans to One Borrower. Under Pennsylvania law, commercial banks have, subject to certain exemptions, lending limits to one borrower in an amount equal to 15% of the institution's capital accounts. An institution's capital account includes the aggregate of all capital, surplus, undivided profits, capital securities and general reserves for loan losses. Pursuant to the national bank parity provisions of the Pennsylvania Banking Code, the Bank may also lend up to the maximum amounts permissible for national banks, which are allowed to make loans to one borrower of up to 25% of capital and surplus in certain circumstances. As of December 31, 2025, the Bank's loans-to-one-borrower limitation was $34.3 million and the Bank was in compliance with such limitation.

Federal Home Loan Bank System. The Bank is a member of the FHLB of Pittsburgh, which is one of 11 regional FHLBs. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the Board of Directors of the FHLB.

As a member, the Bank is required to purchase and maintain restricted stock in the FHLB of Pittsburgh in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of the Bank's outstanding advances from the FHLB. At December 31, 2025, the Bank was in compliance with this requirement.

Restrictions on Dividends. The Pennsylvania Banking Code states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus (retained earnings) is at least equal to contributed capital. The Bank has not declared or paid any dividends which cause the Bank's retained earnings to be reduced below the amount required. Finally, dividends may not be declared or paid if the Bank is in default in payment of any assessment due the FDIC.

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. In addition, the Federal Reserve's guidance states that a bank holding company should consult with its regional Federal Reserve Bank in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to the organization's capital structure. Finally, under the federal prompt corrective action regulations, the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

Community Reinvestment. All insured depository institutions have a responsibility under the Community Reinvestment Act of 1977 (the "CRA") and federal regulations thereunder to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of the Bank, the FDIC is required to assess our record of meeting the credit needs of our entire community. The CRA requires the Bank's record of compliance with the CRA to be taken into account in the evaluation of applications by the Bank or the Company for approval of an expansionary proposal, such as a merger or other acquisition of another bank or the opening of a new branch office. The Bank received a "satisfactory" CRA rating in its most recent CRA performance evaluation by the FDIC in August 2025.

In May 2022, the FDIC and the other federal bank regulatory agencies issued a joint proposal to modernize the regulations implementing the CRA, which would change both the process and substantive tests that the regulators use to assess the record of each bank in fulfilling its obligation to the community. The regulatory agencies stated that the proposal is intended to achieve the following objectives: (i) expand access to credit, investment and basic banking services in low- and moderate-income communities, (ii) adapt to changes in the banking industry, including internet and mobile banking, (iii) provide greater clarity, consistency and transparency in the application of the regulations and (iv) tailor performance standards to account for differences in bank size, business model, and local conditions. The Company will evaluate the impact of the proposal's potential changes to the regulations implementing the CRA and their impact to our financial condition and/or results of operations, which cannot be predicted at this time.

Bank Secrecy Act / Anti-Money Laundering Laws. The Bank is subject to the Bank Secrecy Act and other anti-money laundering laws and regulations, including the USA PATRIOT Act of 2001 and the Anti-Money Laundering Act of 2020. These laws and regulations require the Bank to implement policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing and to verify the identity of their customers. Violations of these requirements can result in substantial civil and criminal sanctions. In addition, provisions of the USA PATRIOT Act require the federal bank regulatory agencies to consider the effectiveness of a bank's anti-money laundering activities when reviewing mergers and acquisitions.

Privacy Regulations and Cybersecurity. Federal regulations generally require that the Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter. In addition, the Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. The Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

In November 2021, the federal bank regulatory agencies issued a final rule requiring banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours of determining that a "computer-security incident" that rises to the level of a "notification incident," as those terms are defined in the final rule, has occurred. A notification incident is a "computer-security incident" that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. The final rule also requires bank service providers to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for four or more hours

__Incentive Compensation__.   The FDIC and the Federal Reserve review, as part of their regular, risk-focused examinations, the incentive compensation arrangements of banking organizations. These reviews are tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. Deficiencies are incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

In 2010, the FDIC and the other federal bank regulatory agencies issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, is based upon the principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

In 2016, the U.S. financial regulators, including the FDIC, the Federal Reserve and the SEC, proposed revised rules on incentive-based payment arrangements at financial institutions having at least $1 billion in total assets. These proposed rules have not been finalized.

In October 2023, Nasdaq adopted listing standards requiring listed companies to adopt policies providing for the recovery or "clawback" of excess incentive-based compensation earned by current or former executive officers during the three fiscal years preceding the date the listed company determines an accounting restatement is required. The Company adopted a clawback policy compliant with the new Nasdaq listing standard, effective October 2, 2023.

Item 1A. Risk Factors

Not applicable.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Incident Response Policy

The Board of Directors is responsible for overseeing the risks from cybersecurity threats. Each month, the Board is presented with the executive overview of the Cybersecurity Continuous Monitoring Review Report ("Report") prepared by the Company's third-party chief information security officer. The Board of Directors reviews the Report each month and, if warranted, directs senior management of the Company to take necessary and appropriate actions in accordance with the IR Policy (as defined below).

The Bank has adopted an Incident Response Policy (the "IR Policy") for responding to cybersecurity incidents. This IR Policy applies to both potential and actual incidents. The IR Policy should be invoked in any context where the Bank believes that an incident may have occurred. The IR Policy applies to all employees, contractors, and third parties. The objectives of the IR Policy are to ensure the protection of customer data and all organization assets from security incidents and ensure timely detection, mitigation, and communication of security incidents to appropriate parties.

Implementation of the IR Policy requires cross-functional efforts from across the organization. The roles/functions involved and the related responsibilities in enforcing the IR Policy are spread across the entire organization of the Bank's senior leadership and chief credit officer.

Once the possibility of a cybersecurity incident has been noted, employees assigned to appropriate teams do the necessary research and analysis to confirm either that there is an incident requiring additional action, or that no further action is necessary. This will typically involve some combination of Operations and Information Technology. If an incident is confirmed, an incident response team is formed, and the team takes steps to contain the incident to limit damage, eradicate the incident to restore our full control of all Bank systems and eliminate unauthorized access, and recover data and full functionality. Detection and analysis continue during this phase as necessary to ensure that this phase has been successfully executed. This phase also involves communication as needed with employees, customers, partners and service providers, legal representatives, insurance provider, law-enforcement authorities, and regulatory bodies as necessary and appropriate.

In the post-incident phase, the Bank analyzes the root cause of the incident, identifies any changes that need to be made to policies, procedures, training, documentation, and technology to protect against similar incidents in the future, and institutes a plan to implement them. In addition, the Bank undertakes any additional communication with the necessary parties and the public, if appropriate, and the Bank's legal representatives, insurance provider, law-enforcement authorities, and regulatory bodies as appropriate to fully address the impact of the incident, and fully documents the entire incident.

During the fiscal year ended December 31, 2025, the risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, its business strategy, results of operations, or financial condition.

Item 2. Properties.

The Bank operates from its main office located at 717 Main Street, Honesdale, Pennsylvania and twenty-eight additional branch offices in Northeastern Pennsylvania and upstate New York. The Bank's total investment in office property and equipment is $45.9 million with a net book value of $23.0 million as of December 31, 2025. The Bank currently operates automated teller machines at all of its community office facilities, as well as one off-site ATM. The Bank leases eight of its locations.

Item 3. Legal Proceedings.

On February 20, 2024, the Company was notified of a Complaint (the "Complaint") entitled Ian Werkmeister vs. Wayne Bank, filed on February 12, 2024 in the United States District Court for the Middle District of Pennsylvania seeking class action status. The Plaintiff is seeking monetary recovery and other relief on behalf of themselves and one or more putative classes of other individuals similarly situated. The Complaint arises out of a widely reported data security incident involving MOVEit, a file sharing software used globally by government agencies, enterprise corporations, and financial institutions. In October of 2023, Wayne Bank was notified by its third-party information service provider of a cyber-incident that involved unauthorized access to Wayne Bank customer information in one of the vendor's file transfer applications. The incident involved vulnerabilities discovered in MOVEit Transfer, a file transfer software used by the Bank's vendor to support services provided by the vendor to Wayne Bank and its related institutions. MOVEit is a commonly used secure Managed File Transfer software, which supports file transfer activities used by thousands of organizations around the world, including government agencies and major financial firms. The vulnerability discovered in MOVEit did not involve any of Wayne Bank's internal systems and did not impact the Bank's ability to service its customers.

The MOVEit cases have since been transferred and consolidated in the United States District Court for the District of Massachusetts (the "Court") and are now entitled *MOVEit Customer Data Security Breach Litigation*. On July 23, 2024, on behalf of all of the Defendants (including the Company) in this case, an omnibus Motion to Dismiss the cases for lack of Article III standing pursuant to Rule 12(b)(1) of the Federal Rules of Civil Procedure was filed with the Court. A hearing on this motion was held on October 9, 2024. On December 12, 2024, the Court denied the defendants' Rule 12(b)(1) motion in large part. The Court has ordered that a bellwether process be used to test claims and defenses. Because Wayne Bank is not a bellwether defendant, its obligations will be much lessened but will include, among other things, modest discovery.

The Company believes it has meritorious defenses to the claims asserted in the Complaint and intends to vigorously defend itself against such Complaint. While we continue to measure the impact of this cyber-incident, including certain remediation expenses and other potential liabilities, we do not currently believe this incident will have a material adverse effect on our business, operations, or financial results.

Other than the foregoing, neither the Company nor its subsidiaries are involved in any other pending legal proceedings, other than routine legal matters occurring in the ordinary course of business, which in the aggregate involve amounts which are believed by management to be immaterial to the consolidated financial condition or results of operations of the Company.

Item 4. Mine Safety Disclosures.

Not applicable.

<p align="center">PART II</p>

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a)   *Market Information*

STOCK LISTING

Norwood Financial Corp stock is traded on the Nasdaq Global Market under the symbol NWFL. As of December 31, 2025, there were approximately 1,235 registered stockholders based on the records of our transfer agent. Certain shares of the Company are held in "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

TRANSFER AGENT

Computershare provides Transfer Agent services for the Company. Stockholders who may have questions regarding their stock ownership should contact the Transfer Agent at 800-662-7232, by regular mail at P.O. Box 43006, Providence, RI 02940-3006, or by overnight delivery at 150 Royall St, Suite 101, Canton, MA 02021.

DIVIDEND CALENDAR

Dividends on the Company's common stock, if approved by the Board of Directors, are customarily paid on or about February 1, May 1, August 1 and November 1. The Company's ability to pay dividends may also depend on the receipt of dividends from the Bank, which is subject to a variety of limitations under state and federal banking regulations regarding the payment of dividends. For discussion of the regulatory limitations applicable to the payment of dividends, see "Item 1. Business-Regulation."

AUTOMATIC DIVIDEND REINVESTMENT PLAN

The Plan, open to all shareholders, provides the opportunity to have dividends automatically reinvested into the Company's common stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. Stockholders of the Company may contact the transfer agent for additional information.

(b)   *Use of Proceeds.* Not applicable.

(c)   *Issuer Purchases of Equity Securities*. On March 30, 2021, the Company authorized a repurchase plan of up to approximately 5% of its issue share capital. Set forth below is information regarding the Company's stock repurchases during the fourth quarter of the fiscal year ended December 31, 2025.

	Issuer Purchases of Equity Securities			
	Total Number of Shares (or Units) Purchased	Average Price Paid Per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs *	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
October 1 – 31, 2025	—	$ —	—	244,234
November 1 – 30, 2025	—	—	—	244,234
December 1 – 31, 2025	—	—	—	244,234
Total	—	$ —	—	244,234

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations.

INTRODUCTION

This Management's Discussion and Analysis and related financial data are presented to assist in the understanding and evaluation of the financial condition and results of operations for the Company and the Bank, as of December 31, 2025 and 2024, and for the years ended December 31, 2025 and 2024. This section should be read in conjunction with the consolidated financial statements and related footnotes.

RECENT TRANSACTIONS

During the year ended December 31, 2024, the Company's financial condition and results of operations were significantly impacted by two transactions. On December 23, 2024, the Company completed the underwritten public offering and sale of 1,150,000 shares of its common stock at $26.00 per share, resulting in net proceeds to the Company of approximately $28 million (the "Offering"). Immediately subsequent to the Offering, the Company utilized a portion of the net proceeds from the Offering to reposition a substantial portion of the Company's available-for-sale debt securities portfolio. The Company undertook the repositioning transactions with the objective of increasing the profitability of its investment portfolio, improving liquidity, strengthening its capital position and supporting future growth. Please see "Financial Condition—Securities" below for more information on the repositioning transactions.

CRITICAL ACCOUNTING POLICIES

Note 2 to the Company's consolidated financial statements lists significant accounting policies used in the development and presentation of its financial statements. This discussion and analysis, the significant accounting policies, and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the determination of goodwill impairment. Please refer to the discussion of the allowance for credit losses calculation under "Allowance for Credit Losses and Non-performing Assets" in the "Financial Condition" section.

In connection with the acquisition of North Penn in 2011, we recorded goodwill in the amount of $9.7 million, representing the excess of amounts paid over the fair value of the net assets of the institution acquired at the date of acquisition. In connection with the acquisition of Delaware in 2016, we recorded goodwill in the amount of $1.6 million, representing the excess of amounts paid over the fair value of the net assets of the institution acquired at the date of acquisition. In connection with the acquisition of UpState in July 2020, we recorded goodwill in the amount of $17.9 million, representing the excess of amounts paid over the fair value of the net assets of the institution acquired at the date of acquisition. Goodwill is tested annually and deemed impaired when the carrying value of goodwill exceeds its implied fair value.

11

OVERVIEW

The following table provides an overview of selected financial data:

For the years ended December 31, (Dollars in thousands, except per share data)	2025	2024	2023
Net interest income	$78,324	$62,191	$62,067
Provision for credit losses	1,773	2,673	5,548
Other income before (losses) gains on sales of loans and investments	9,291	8,616	8,270
Net realized gains (losses) on sales of loans and securities	326	(19,767)	(146)
Other expenses	51,149	48,625	43,497
Income (loss) before income taxes	35,019	(258)	21,146
Income tax expense (benefit)	7,264	(98)	4,387
NET INCOME (LOSS)	27,755	(160)	16,759
Net income (loss) per share-Basic	$3.01	($0.02)	$2.08
-Diluted	$3.01	($0.02)	$2.07
Cash dividends paid	11,489	9,719	9,417
Dividend pay-out ratio	41.39%	-6074.38%	56.19%
Return on average assets	1.17%	-0.01%	0.79%
Return on average equity	12.22%	-0.09%	9.67%
BALANCES AT YEAR-END			
Total assets	2,424,842	2,317,462	2,201,079
Loans receivable	1,853,422	1,713,638	1,603,618
Allowance for credit losses	19,882	19,843	18,968
Total deposits	2,078,645	1,859,163	1,795,159
Stockholders' equity	242,157	213,508	181,070
Trust assets under management	213,912	205,097	192,374
Book value per share	$26.06	$23.02	$22.33
Tier 1 Capital to risk-adjusted assets	12.37%	12.35%	11.99%
Total Capital to risk-adjusted assets	13.41%	13.45%	13.06%
Allowance for credit losses to total loans	1.07%	1.16%	1.18%
Non-performing assets to total assets	0.29%	0.34%	0.35%

FINANCIAL CONDITION

TOTAL ASSETS

Total assets as of December 31, 2025 were $2.425 billion compared to $2.317 billion as of year-end 2024, an increase of $107.4 million. The increase in total assets was primarily attributable to a $139.8 million increase in loans receivable, offset by a $27.9 million decrease in cash and cash equivalents.

LOANS RECEIVABLE

As of December 31, 2025, loans receivable totaled $1.853 billion compared to $1.714 billion as of year-end 2024, an increase of $139.8 million due primarily to a $42.6 million increase in consumer loans, an increase of $33.4 million in commercial real estate loans, and an increase of $32.4 million in construction loans.

The Bank's loan products include loans for personal and business use. Personal lending includes mortgage lending to finance principal residences and, to a lesser extent, second home dwellings. The Bank's loan products include fixed-rate mortgage products with terms up to 30 years which may be sold in the secondary market through the Federal National Mortgage Association ("Fannie Mae") or the FHLB, or held in the Bank's portfolio to the extent consistent with our asset/liability management strategies. Fixed-rate home equity loans are originated on terms up to 180 months. Home equity lines of credit tied to the prime rate are also offered. The Bank also offers indirect dealer financing of automobiles (new and used), boats, and recreational vehicles through a limited network of dealers in Northeast Pennsylvania and the Southern Tier of New York. At December 31, 2025, there were $328.0 million of indirect loans in the consumer loan portfolio.

Commercial loans and commercial mortgages are provided to local small and mid-sized businesses at a variety of terms and rate structures. Commercial lending activities include lines of credit, revolving credit, term loans, mortgages, various forms of secured

lending and a limited amount of letter of credit facilities. The rate structure may be fixed, immediately repricing tied to the prime rate or adjustable at set intervals. Also included in commercial loans are municipal finance lending in which the Bank has been active in recent years. Municipal lending includes both general obligations of local taxing authorities and revenue obligations of specific revenue producing projects such as sewer authorities and educational units.   At December 31, 2025, the Bank had approximately $178.7 million in loans on commercial rentals, as well as $116.6 million of loans outstanding on residential rentals.

The Bank's construction lending has primarily involved lending for commercial construction projects and for single-family residences. All loans for the construction of speculative sale homes have a loan-to-value ratio of not more than 80%. For both commercial and single-family projects, loan proceeds are disbursed during the construction phase according to a draw schedule based on the stage of completion. Construction projects are inspected by contracted inspectors or bank personnel. Construction loans are underwritten on the basis of the estimated value of the property as completed. For commercial projects, the Bank typically also provides the permanent financing after the construction period, as a commercial mortgage.

The Bank also, from time to time, originates loans secured by undeveloped land. Land loans granted to individuals have a term of up to five years. Land loans granted to developers may have an interest only period during development. The substantial majority of land loans have a loan-to-value ratio not exceeding 75%. The Bank has limited its exposure to land loans but may expand its lending on raw land, as market conditions allow, to qualified borrowers experienced in the development and sale of raw land.

Loans involving construction financing and loans on raw land have a higher level of risk than loans for the purchase of existing homes since collateral values, land values, development costs and construction costs can only be estimated at the time the loan is approved. The Bank has sought to minimize its risk in construction lending and in lending for the purchase of raw land by offering such financing primarily to builders and developers to whom the Bank has loaned funds in the past and to persons who have previous experience in such projects. The Bank also limits construction lending and loans on raw land to its market area, with which management is familiar.

Adjustable-rate loans decrease the risks associated with changes in interest rates by periodically repricing, but involve other risks because as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for payment default. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate may also be limited by the maximum periodic interest rate adjustment permitted in certain adjustable-rate mortgage loan documents, and, therefore is potentially limited in effectiveness during periods of rapidly rising interest rates. These risks have not had an adverse effect on the Bank.

Consumer lending, including indirect financing, provides benefits to the Bank's asset/liability management program by reducing the Bank's exposure to interest rate changes, due to their generally shorter terms. Such loans may entail additional credit risks compared to owner-occupied residential mortgage lending especially when unsecured or secured by collateral such as automobiles that depreciate rapidly.

Commercial lending including real-estate related loans entail significant additional risks when compared with residential real estate and consumer lending. For example, commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers. The payment experience on such loans typically is dependent on the successful operation of the project and these risks can be significantly impacted by the cash flow of the borrowers and market conditions for commercial office, retail, and warehouse space. In periods of decreasing cash flows, the commercial borrower may permit a lapse in general maintenance of the property causing the value of the underlying collateral to deteriorate. The liquidation of commercial property is often more costly and may involve more time to sell than residential real estate. The Bank offsets such factors with requiring more owner equity, a lower loan to value ratio and by obtaining the personal guaranties of the principals. In addition, a majority of the Bank's commercial real estate portfolio is owner-occupied property.

Commercial loans and leases are considered to have a higher degree of credit risk than secured real estate lending. The repayment of unsecured commercial business loans is wholly dependent on the success of the borrower's business, while secured commercial business loans may be secured by collateral that may not be readily marketable in the event of default. Municipal financing includes lending to local taxing authorities and revenue-producing projects. Such loans may constitute the general obligation of the taxing authority or may rely on a specific revenue source which is responsible for the repayment of the debt. General obligations are considered to carry a lower level of risk than other loan types since they are backed by the full faith and credit of the taxing authority. Revenue obligations are backed solely by revenues generated by the project financed and repayment may be affected by the success of the project.

Due to the type and nature of the collateral, consumer lending generally involves more credit risk when compared with residential real estate lending. Consumer lending collections are typically dependent on the borrower's continuing financial stability, and thus, are more likely to be adversely affected by job loss, divorce, illness and personal bankruptcy. In most cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance. The remaining deficiency is usually turned over to a collection agency.

13

There are additional risks associated with indirect lending since we must rely on the dealer to provide accurate information to us and accurate disclosures to the borrowers. These loans are principally done on a non-recourse basis. We seek to mitigate these risks by only dealing with dealers with whom we have a long-standing relationship.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") prohibits lenders from making residential mortgages unless the lender makes a reasonable and good faith determination that the borrower has a reasonable ability to repay the mortgage loan according to its terms. A borrower may recover statutory damages equal to all finance charges and fees paid within three years of a violation of the ability-to-repay rule and may raise a violation as a defense to foreclosure at any time. As authorized by the Dodd-Frank Act, the Consumer Financial Protection Bureau ("CFPB") has adopted regulations defining "qualified mortgages" that are presumed to comply with the Dodd-Frank Act's ability-to-repay rules. Under the CFPB regulations, qualified mortgages must satisfy the following criteria: (i) no negative amortization, interest-only payments, balloon payments, or term greater than 30 years; (ii) no points or fees in excess of 3% of the loan amount for loans over $100,000; (iii) borrower's income and assets are verified and documented; and (iv) the borrower's debt-to-income ratio generally may not exceed 43%. Qualified mortgages are conclusively presumed to comply with the ability-to-pay rule unless the mortgage is a "higher cost" mortgage, in which case the presumption is rebuttable. Under the Economic Growth, Regulatory Relief, and Consumer Protection Act, enacted in 2018, residential mortgages originated for portfolio by insured depository institutions, like the Bank, with less than $10 billion in total consolidated assets will be treated as qualified mortgages; provided that the mortgage terms do not include interest-only payments or negative amortization, total points and fees do not exceed 3% of the loan amount, prepayment penalties are not in excess of those permitted for qualified mortgages under Regulation Z and the lender has considered and documented the debt, income and financial resources of the borrower.

The Bank has established various lending limits for its officers and also maintains an Officer Loan Committee to approve higher loan amounts. The Officer Loan Committee is comprised of the President and Chief Executive Officer, Chief Lending Officer and other Bank officers. The Officer Loan Committee has the authority to approve all loans up to set limits based on the type of loan and the collateral. Requests in excess of these limits must be submitted to the Directors' Loan Committee or Board of Directors for approval. Additionally, the President and Chief Executive Officer, and the Chief Lending Officer and other officers have the authority to approve secured and unsecured loans up to amounts approved by the Board of Directors and maintained in the Bank's Loan Policy. Notwithstanding individual lending authority, certain loan policy exceptions must be submitted to the Officer Loan Committee for approval.

Hazard insurance coverage is required on all properties securing loans made by the Bank. Flood insurance is also required, when applicable.

Loan applicants are notified of the credit decision by letter. If the loan is approved, the loan commitment specifies the terms and conditions of the proposed loan including the amount, interest rate, amortization term, a brief description of the required collateral, and the required insurance coverage. The borrower must provide proof of fire, flood (if applicable) and casualty insurance on the property serving as collateral and title insurance, and these applicable insurances must be maintained during the full term of the loan.

The following table sets forth maturities and interest rate sensitivity for selected categories of loans as of December 31, 2025. Scheduled repayments are reported in the maturity category in which payment is due. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdrafts are reported as due in one year or less.

	One Year or Less		After One to Five Years		After Five Years Through 15 years		After 15 years		Total	
					(dollars in thousands)					
Real Estate:										
Residential	$	50,454	$	131,698	$	111,148	$	59,042	$	352,342
Commercial		74,502		213,701		371,910		90,136		750,249
Agricultural		6,065		13,427		31,977		7,733		59,202
Construction		2,208		27,201		21,807		34,177		85,393
Commercial loans		97,024		109,628		22,552		645		229,849
Other agricultural loans		11,398		12,832		2,152		48		26,430
Consumer loans		137,846		196,528		14,844		1,192		350,410
Total	$	379,497	$	705,015	$	576,390	$	192,973	$	1,853,875
Loans with fixed rates	$	27,359	$	235,304	$	419,018	$	213,882	$	895,563
Loans with floating rates		457,935		447,618		52,759		-		958,312
Total	$	485,294	$	682,922	$	471,777	$	213,882	$	1,853,875

14

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses totaled $19,882,000 as of December 31, 2025, and represented 1.07% of total loans receivable compared to $19,843,000 and 1.16% of total loans as of year-end 2024. Net charge-offs for 2025 totaled $1,890,000 and represented 0.11% of average loans compared to $1,671,000 and 0.10% of average loans in 2024.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the allowance for credit losses. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the allowance.

The Company has limited exposure to higher-risk loans. The Company does not originate option ARM products, interest only loans, sub-prime loans or loans with initial teaser rates in its residential real estate portfolio. As of December 31, 2025, the Company had $21,122,000 of junior lien home equity loans. For the year ended December 31, 2025, there were $0 of charge-offs in this portfolio, with recoveries of $0.

Loan concentrations are considered to exist when there are amounts loaned to a number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. Our lending activity is heavily concentrated in the geographic market areas we serve. At December 31, 2025, the Company had no concentrations of loans in any one industry exceeding 10% of its total loan portfolio. An industry for this purpose is defined as a group of businesses that are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Banking regulators have established guidelines of less than 100% of tier 1 capital plus allowance for credit losses in construction lending and less than 300% of tier 1 capital plus allowance for credit losses in commercial real estate lending that management monitors as part of the risk management process. The construction concentration ratio is a percentage of the outstanding construction and land development loans to total tier 1 capital plus allowance for credit losses. The commercial real estate concentration ratio is a percentage of the outstanding balance of non-owner occupied commercial real estate, multifamily, and construction and land development loans to tier 1 capital plus allowance for credit losses. Management strives to operate within the thresholds set forth above.

As of December 31, 2025, the Company had $750.2 million of commercial real estate loans, which represented 40.5% of total loans outstanding. Non-owner occupied commercial real estate loans totaled $186.3 million, or 10.1% of total loans outstanding and 79.6% of regulatory capital requirements. As of December 31, 2025, the Company had $85.4 million of construction loans, which represented 4.6% of total loans outstanding and 36.5% of regulatory capital requirements.

As of December 31, 2025 and 2024, the Company considered its concentration of credit risk to be acceptable. As of December 31, 2025, the highest concentrations are in commercial rentals and the hotels/motels category, with loans outstanding of $178.7 million, or 9.7% of loans outstanding, to commercial rentals, and $125.1 million, or 6.8% of loans outstanding, to hotels/motels. For the year ended December 31, 2025, the Company recognized charge offs of $0 on commercial rentals and $0 on hotels/motels. The Company recognized charge offs of $0 on commercial rentals and $0 on residential rentals in 2024, the highest concentrations in 2024.

The following table sets forth information with respect to the Bank's allowance for credit losses as of December 31, 2025 and 2024:

		As of December 31,		
		2025		**2024**
		(dollars in thousands)		
Total loans receivable, net of deferred fees	$	1,853,422	$	1,713,638
Allowance balance at beginning of period	$	19,843	$	18,968
Net (charge-offs) recoveries:				
Real Estate-Residential		(60)		41
Real Estate-Commercial		(51)		110
Real Estate-Agricultural		—		—
Real Estate-Construction		—		—
Commercial loans		(43)		(100)
Other agricultural loans		(48)		—
Consumer		(1,688)		(1,722)
Total		(1,890)		(1,671)
Provision Expense		1,929		2,546
Allowance balance at end of period	$	19,882	$	19,843
Average loans receivable:				
Real Estate-Residential	$	337,223	$	319,984
Real Estate-Commercial		736,961		691,673
Real Estate-Agricultural		61,732		62,802
Real Estate-Construction		68,993		49,542
Commercial loans		225,592		204,876
Other agricultural loans		27,507		30,988
Consumer		333,561		286,263
Total average loans outstanding	$	1,791,569	$	1,646,128
Net (charge-offs) recoveries as a percent of average loans outstanding				
Real Estate-Residential		(0.02)%		0.01 %
Real Estate-Commercial		(0.01)		0.02
Real Estate-Agricultural		-		-
Real Estate-Construction		-		-
Commercial loans		(0.02)		(0.05)
Other agricultural loans		(0.17)		-
Consumer		(0.51)		(0.60)
Total net charge-offs		(0.11)%		(0.10)%
Credit Quality Ratios:				
As a percent of year-end loans, net of unearned income:				
Allowance for credit losses		1.07%		1.16%
Nonaccrual loans		0.34%		0.45%
Nonperforming loans		0.34%		0.46%
Allowance for credit losses to nonaccrual loans		319.85%		257.03%
Allowance for credit losses to nonperforming loans		313.65%		252.01%

During the twelve month period ended December 31, 2025, the Bank recognized net charge-offs in the amount of $1,890,000 compared to the $1,671,000 of net charge-offs reported for the twelve months ended December 31, 2024. The provision for credit losses decreased to $1,773,000 for the twelve months ended December 31, 2025, compared to $2,673,000 for the twelve months ended December 31, 2024.

16

The following table sets forth the allocation of the Bank's allowance for credit losses by loan category and the percent of loans in each category to total loans at the date indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which credit losses may occur. The total allowance is available to absorb losses from any type of loan.

	As of December 31,					
	2025				**2024**	
	Allowance for Credit Losses on Loans	**% of ACL to Total ACL**	**% of Loans to Total Loans**	**Allowance for Credit Losses on Loans**	**% of ACL to Total ACL**	**% of Loans to Total Loans**
	(dollars in thousands)					
Real estate – residential	$ 2,271	11.5 %	19.0 %	$ 1,146	5.8 %	19.3
Real estate – commercial	7,534	37.9	40.5	11,406	57.5	41.8
Real estate – agricultural	395	2.0	3.2	48	0.2	3.7
Real estate – construction	1,471	7.4	4.6	884	4.5	3.1
Commercial	3,011	15.1	12.4	1,732	8.7	12.4
Other agricultural loans	282	1.4	1.4	162	0.8	1.7
Consumer	4,918	24.7	18.9	4,465	22.5	18.0
Total	$ 19,882	100 %	100 %	$ 19,843	100 %	100

NON-PERFORMING ASSETS

Non-performing assets consist of non-performing loans and real estate owned as a result of foreclosure, which is held for sale. Loans are placed on non-accrual status when management believes that a borrower's financial condition is such that collection of interest is doubtful. Commercial and real estate related loans are generally placed on non-accrual when interest is 90 days delinquent. When loans are placed on non-accrual, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses.

The following table sets forth information regarding non-performing loans and real estate as of December 31, 2025 and 2024:

	As of December 31,	
	2025	**2024**
	(dollars in thousands)	
Non-accrual loans:		
Real Estate loans		
Residential	$ 919	$ 940
Commercial	4,064	5,743
Agricultural	—	—
Construction	34	—
Commercial	68	127
Other agricultural loans	—	—
Consumer loans	1,131	910
Total non-accrual loans*	6,216	7,720
Accruing loans which are contractually past-due 90 days or more	123	154
Total non-performing loans	6,339	7,874
Foreclosed real estate	771	—
Total non-performing assets	$ 7,110	$ 7,874

17

SECURITIES

The securities portfolio consists of U.S. Treasury securities, U.S. Government agencies, mortgage-backed securities issued by government sponsored entities and municipal obligations. The Company classifies its investments into two categories: held to maturity (HTM) and available for sale (AFS). The Company does not have trading securities. Securities classified as HTM are those in which the Company has the ability and the intent to hold the security until contractual maturity. As of December 31, 2025, there were no securities carried in the HTM portfolio. Securities classified as AFS are eligible to be sold due to liquidity needs or interest rate risk management. These securities are adjusted to and carried at their fair value with any unrealized gains or losses recorded net of deferred income taxes, as an adjustment to capital and reported in the equity section of the Consolidated Balance Sheet as other comprehensive income. As of December 31, 2025, $408.8 million of securities were so classified and carried at their fair value, with unrealized losses, net of tax, of $21.9 million included in accumulated other comprehensive income (loss) as a component of stockholders' equity. The Company considers its investment portfolio a source of earnings and liquidity. Investment securities may also be pledged to secure public deposits and customer repurchase agreements.

As of December 31, 2025, the average life of the portfolio was 6.0 years. Purchases for the year totaled $63.3 million, while maturities and principal reductions totaled $67.8 million and proceeds from sales were $0 million.

The following table sets forth certain information regarding securities not carried at fair value through earnings, weighted average yields, and maturities of the Company's securities portfolio as of December 31, 2025. Yields on tax-exempt securities are stated on a fully taxable equivalent basis using a Federal tax rate of 21%. Actual maturities may differ from contractual maturities as certain instruments have call features which allow prepayment of obligations. Maturity on the mortgage-backed securities is based upon contractual terms, the average life may differ as a result of changes in cash flow.

	One Year or Less Carrying Value	Average Yield	After One Through Five Years Carrying Value	Average Yield	After Five Through Ten Years Carrying Value	Average Yield	After Ten Years Carrying Value	Average Yield	Total Investment Securities Carrying Value	Average Yield
					(dollars in thousands)					
U.S. Treasury securities	$ 3,988	4.10 %	$ 16,870	3.56 %	$ —	— %	$ —	— %	$ 20,858	3.66 %
U.S. Government agencies	—	—	1,912	0.85	5,763	3.49	—	—	7,675	2.82
State and political subdivision	1,830	3.64	—	—	54,289	2.06	36,381	2.48	92,500	2.25
Corporate Securities	—	—	1,971	7.44	11,580	6.35	—	—	13,551	6.38
Mortgage-backed securities - government sponsored entities	130	2.25	757	2.94	5,993	3.87	267,319	3.78	274,199	3.78
Total Investment Securities	$ 5,948	3.92 %	$ 21,510	3.64 %	$ 77,625	2.86 %	$ 303,700	3.55 %	$ 408,783	3.42 %

The portfolio had 8 adjustable-rate instrument as of December 31, 2025 and one adjustable-rate instrument as of December 31, 2024. The portfolio contained no private label mortgage-backed securities, collateralized debt obligations (CDOs), or trust preferred securities, and no off-balance sheet derivatives were in use. As of December 31, 2025, the portfolio did not contain any step-up bonds. The mortgage-backed securities portfolio includes pass-through bonds and collateralized mortgage obligations (CMO's) issued by Fannie Mae, Freddie Mac and the Government National Mortgage Association (GNMA).

The Company evaluates the securities in its portfolio for credit losses as fair value declines below cost. In estimating credit losses, management considers the financial condition and near-term prospects of the issuer. As of December 31, 2025, the Company held 189 investment securities in a loss position, which had a combined unrealized loss of $30.7 million. Management believes that these losses are principally due to changes in interest rates and concluded that the decline in the value of these securities was not indicative of a credit loss. The Company did not recognize any credit losses on the available-for-sale debt securities for the twelve months ended December 31, 2025 and 2024.

In December 2024, the Company repositioned its available-for-sale debt securities portfolio. The repositioning was accomplished by the sale of debt securities with an amortized cost basis of approximately $175 million and an average yield of 1.98%. The Company recognized a pre-tax loss of $20 million on these sales. The Company purchased approximately $155 million of new debt securities with an annual yield of 5.17%. Additionally, the Company undertook full repayment of $60 million of borrowings under the Federal Reserve Bank Term Funding Program ($40 million in December 2024 and $20 million in January 2025). The Company also completed an underwritten public offering and sale of 1,150,000 shares of its common stock at $26.00 per share, resulting in net proceeds to the Company of approximately $28 million in December 2024 in connection with these repositioning activities.

DEPOSITS

The Bank provides a full range of deposit products to its retail, business and municipal customers. These include interest-bearing and noninterest bearing transaction accounts, statement savings and money market accounts. Certificate of deposit terms range up to five years for retail instruments. As of December 31, 2025, the Bank did not have any brokered deposits obtained through internet listing services. As of December 31, 2025, broker deposits that were secured through Cede & Co totaled $33.2 million. The Bank participates in the Jumbo CD ($250,000 and over) markets with local municipalities and school districts which are typically priced on a competitive bid basis. Other services the Bank offers its customers include IntraFi CDARS and ICS, cash management, direct deposit, Remote Deposit Capture, mobile deposit capture, Zelle and Automated Clearing House (ACH) activity. The Bank operates thirty automated teller machines and is affiliated with the MoneyPass® ATM network. Internet banking including bill-pay is offered through the website at wayne.bank. Other services, such as eStatements and mobile banking are available online.

The following table sets forth information regarding deposit categories of the Company.

		Years Ended December 31,				
		2025			**2024**	
		Average			Average	
		Balance	**Rate Paid**		**Balance**	**Rate Paid**
		(dollars in thousands)				
Noninterest-bearing demand	$	399,948	— %	$	393,616	— %
Interest-bearing demand		397,801	2.09		279,231	2.25
Money Market		187,488	1.92		196,875	2.15
Savings		203,765	0.24		220,190	0.32
Time		821,710	3.81		744,895	4.18
Total	$	2,010,712		$	1,834,807	

As of December 31, 2025 and 2024, the total of uninsured deposits of the Company was $833,097,000 and $698,357,000, respectively. Total uninsured deposits is calculated based on regulatory reporting requirements and reflects the portion of any deposit of a customer at an insured depository institution that exceeds the applicable FDIC insurance coverage for that depositor at that institution and amounts in any other uninsured investment or deposit accounts that are classified as deposits and not subject to any federal or state deposit insurance regime.

As of December 31, 2025, the total of U.S. time deposits in excess of the FDIC insurance limits were $289,851,000. Time deposits over $250,000, which consist principally of school district funds, other public funds and short-term deposits from large commercial customers, with maturities are generally less than one year. These deposits are subject to competitive bid and the Company bases its bid on current interest rates, loan demand, investment portfolio structure and the relative cost of other funding sources.

The following table indicates the amount of time deposits that are uninsured by time remaining until maturity as of December 31, 2025:

		Amount
		(in thousands)
Three months or less	$	90,190
Over 3 through 6 months		107,098
Over 6 months through 12 months		61,312
Over 12 months		31,251
	$	289,851

Total deposits as of December 31, 2025, were $2.079 billion, an increase of $219.5 million from December 31, 2024. Non-maturity interest-bearing deposits increased $83.6 million in 2025, while non-interest bearing demand deposits increased $38.1 million. Time deposits increased $97.8 million during 2025.

As of December 31, 2025, non-interest bearing demand deposits totaled $419.6 million compared to $381.5 million at December 31, 2024. Cash management accounts in the form of securities sold under agreements to repurchase included in short-term borrowings, totaled $0 at December 31, 2025 compared to $36.3 million as of December 31, 2024. These balances represent commercial and municipal customers' funds invested in overnight securities. The Company considers these accounts as a source of core funding.

19

RESULTS OF OPERATIONS

This Annual Report contains or references fully taxable-equivalent interest income and net interest income, which are non-GAAP financial measures. Tax-equivalent interest income and net interest income are derived from GAAP interest income and net interest income using a marginal tax rate of 21%. We believe the presentation of interest income and net interest income on a fully taxable-equivalent basis ensures comparability of interest income and net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.

SUMMARY

Net income for the Company for the year ended December 31, 2025 was $27,755,000, compared to the net loss of $160,000 in the year ended December 31, 2024. Earnings per share on a fully diluted basis were $3.01 for 2025 compared to losses per share on fully diluted basis of $0.02 in 2024. The return on average assets for the year ended December 31, 2025, was 1.17%, and the return on average equity was 12.22%, compared to (0.01)% and (0.09)%, respectively, for the year ended December 31, 2024. Net interest income increased $16,133,000 for the year ended December 31, 2025.

For the year ended December 31, 2025, fully taxable equivalent ("fte") net interest income totaled $79,099,000, an increase of $16,089,000 from the year ended December 31, 2024 total. Average loans outstanding increased $145.4 million in 2025, which contributed to an increase in interest income (fte) of $10.6 million. During the year ended December 31, 2025, average interest-bearing deposits increased $169.6 million, which contributed to an increase in interest expense of $1.3 million. The cost of borrowed funds decreased $3.5 million in 2025, compared to the prior year due to a decrease in borrowings. During the year ended December 31, 2025, the resulting net interest spread (fte) decreased to 2.81% compared to 2.17% at December 31, 2024, due to a 0.38% increase in the yield earned, and a 0.26% decrease in the cost of funds.

Total other income was $9,617,000 for the year ended December 31, 2025, compared to a loss of $11,151,000 in the prior year, an increase of $20,768,000. Net realized losses on sales of securities decreased $19,962,000 during the year ended December 31, 2025, primarily as a result of the repositioning of the securities portfolio in December 2024, while gains on the sale of foreclosed real estate owned and gains on sale of loans increased $99,000 in aggregate. Earnings and proceeds on life insurance policies increased $32,000 in 2025 compared to 2024, while all other items of other income increased $675,000, net, in 2025.

During the year ended December 31, 2025, other expenses were $51,149,000, compared to $48,625,000 for the year ended December 31, 2024, an increase of $2,524,000. Salaries and benefits costs increased $1,910,000 in 2025, while merger related expenses increased $1,238,000, and furniture and equipment expenses increased $284,000. All other operating expenses decreased $908,000, net, in 2025. Income tax expense for the 2025 year totaled $7,264,000, compared to an income tax benefit of $98,000 from the 2024 year ended. The effective tax rate in 2025 was 20.7% compared to 38.0% in 2024.

The following table sets forth changes in net income (loss) (in thousands):

Net loss 2024	$	(160)
Net interest income		16,133
Provision for credit losses		900
Net gains on sales of loans and securities		20,093
Net gains on sales of foreclosed real estate		(32)
Other income		707
Salaries and employee benefits		(1,910)
Occupancy, furniture and equipment		(429)
Data processing and related operations		(43)
Advertising		188
FDIC insurance assessment		(208)
Indirect dealer fees		(559)
Shares tax expense		(155)
Merger related		(1,238)
Other expenses		1,830
Income tax expense		(7,362)
Net income 2025	$	27,755

NET INTEREST INCOME

Net interest income (fte) totaled $79,099,000 for the year ended December 31, 2025 compared to $63,010,000 for 2024, an increase of $16,089,000. The resulting fte net interest spread and net interest margin were 2.81% and 3.49%, respectively, in 2025 compared to 2.17% and 2.91%, respectively, in 2024.

Interest income (fte) for the year ended December 31, 2025 totaled $127,303,000 compared to $113,399,000 in 2024. The fte yield on average earning assets was 5.62%, increasing 38 basis points from the 5.24% reported last year. The tax-equivalent yield on total loans was 6.16% in 2025, increasing from 6.06% in 2024, while average loans outstanding increased $145.4 million, resulting in an increase in interest income (fte) from loans of $10.6 million. The yield on securities increased 123 basis points in 2025 due primarily to the repositioning of the portfolio in December 2024. During the year ended December 31, 2025, while average securities outstanding decreased $20.8 million, interest income (fte) from securities outstanding, increased $5.0 million from the year ended December 31, 2024.

Interest expense was $48,204,000 for the year ended December 31, 2025, which resulted in an average cost of interest-bearing liabilities of 2.81% compared to total interest expense of $50,389,000 during the year ended December 31, 2024, with an average cost of 3.07%. Total interest-bearing deposits cost was 2.71% for the year ended December 31, 2025, which was a decrease of 23 basis points over the 2024 fiscal year ended. The decrease in cost was due primarily to time certificates of deposit that repriced to current market rates upon maturity, resulting in a decrease in the interest rate paid from 4.18% in 2024 to 3.81% in 2025, along with a decrease in the interest-bearing demand and money market from 2.21% in 2024 to 2.04% in 2025, and a decrease in savings from 0.32% in 2024 to 0.24% in 2025.

PROVISION FOR CREDIT LOSSES

The provision for credit losses was $1,773,000 in 2025 compared to $2,673,000 in 2024. Net charge-offs for the year ended December 31, 2025 decreased to $1,890,000 from net charge-offs of $1,671,000 for the year ended December 31, 2024.

The Company makes provisions for, or releases of, credit losses in an amount necessary to maintain the allowance for credit losses at an acceptable level under the current expected credit loss methodology analysis.

OTHER INCOME

Total other income was $9,617,000 for the year ended December 31, 2025, compared to a loss of other income of $11,151,000 for the year ended December 31, 2024, an increase of $20,768,000. Net realized losses on sales of securities decreased $19,962,000 to $0 during the year ended December 31, 2025, primarily as a result of the repositioning of the securities portfolio in December 2024. Service charges and fees increased $462,000 and gains on sale of loans increased $131,000. All other items of other income increased $213,000, net, during the year ended December 31, 2025.

Other Income (dollars in thousands)
For the year ended December 31

The following table shows total other income:

	2025		2024	
Service charges and fees	$	6,421	$	5,959
Income from fiduciary activities		1,033		943
Net realized (losses) gains on sales of securities		—		(19,962)
Net gain on sale of loans		326		195
Net gain on sale of foreclosed real estate owned		—		32
Earnings and proceeds on life insurance policies		1,088		1,056
Other		749		626
Total	$	9,617	$	(11,151)

OTHER EXPENSES

Other expenses totaled $51,149,000 for the year ended December 31, 2025, compared to $48,625,000 in the 2024 fiscal year. For the year ended December 31, 2025, salaries and employee benefits increased $1,910,000 to $26,928,000, while merger related expenses increased $1,238,000. Furniture and equipment expenses increased $284,000 to $1,405,000 during the year ended December 31, 2025, compared to $1,121,000 for the year ended December 31, 2024. During the year ended December 31, 2025, all other operating expenses decreased $908,000, net. The Company's efficiency ratio, which measures total other expenses as a percentage of net interest income (fte) plus other income excluding losses on securities sales was 58.2% in 2025 compared to 68.5% in 2024. Please see "Non-GAAP Financial Measures" later in this discussion for more information on this Non-GAAP Financial Measure.

Other Expenses (dollars in thousands)
For the year ended December 31

The following table shows total other expenses:

	2025	2024
Salaries	$ 16,054	$ 15,447
Employee benefits	10,874	9,571
Occupancy	4,073	3,928
Furniture and equipment	1,405	1,121
Data processing and related operations	4,563	4,520
Federal Deposit Insurance Corporation insurance assessment	1,552	1,344
Advertising	742	930
Professional fees	1,913	2,173
Postage and telephone	1,311	1,090
Taxes, other than income	770	615
Foreclosed real estate	142	54
Amortization of intangible assets	54	69
Merger related	1,238	—
Other	6,458	7,763
Total	$ 51,149	$ 48,625

INCOME TAXES

Income tax expense for the year ended December 31, 2025 totaled $7,264,000, which resulted in an effective tax rate of 20.7%, compared to an income tax benefit of $98,000 and 38.0% for 2024.

CAPITAL AND DIVIDENDS

Total stockholders' equity as of December 31, 2025 was $242.2 million, compared to $213.5 million as of December 31, 2024. Earnings retention, net of an $11.6 million reduction resulting from cash dividends declared, contributed to the increase. Fluctuations in interest rates during the year ended December 31, 2025, impacted the fair value of the Company's Available-for-Sale securities, and contributed to $11.8 million increase in accumulated other comprehensive income. As of December 31, 2025 the Company had a leverage capital ratio of 9.65%, a Tier 1 risk-based capital ratio and a common equity Tier 1 risk-based capital ratio of 12.37%, and a total risk-based capital ratio of 13.41%, compared to 9.36%, 12.35% and 13.45%, respectively, at December 31, 2024.

NON-GAAP FINANCIAL MEASURES

This Annual Report contains or references fully taxable-equivalent interest income and net interest income, which are non-GAAP financial measures. Tax-equivalent interest income and net interest income are derived from GAAP interest income and net interest income using a marginal tax rate of 21%. We believe the presentation of interest income and net interest income on a fully taxable-equivalent basis ensures comparability of interest income and net interest income arising from both taxable and tax-exempt sources and is consistent with industry practice.

The following table reconciles net interest income to net interest income on a fully taxable-equivalent basis:

(dollars in thousands)	Years ended December 31,	
	2025	2024
Net interest income	$ 78,324	$ 62,191
Tax-equivalent basis adjustment using a 21% marginal tax rate	775	819
Net interest income on a fully taxable equivalent basis	$ 79,099	$ 63,010

The following table provides a reconciliation between certain GAAP financial measures (net interest income and other expense) and the related non-GAAP measures to derive the efficiency ratio measure:

(dollars in thousands)	Years ended December 31,			
		2025		2024
Net interest income	$	78,324	$	62,191
Other income		9,617		(11,151)
Add back net realized (losses) gains on sales of securities		—		(19,962)
Total adjusted revenue	$	87,941	$	71,002
Other Expenses		51,149		48,625
Efficiency ratio		58.16%		68.48%

CONSOLIDATED AVERAGE BALANCE SHEETS WITH RESULTANT INTEREST AND RATES
(Tax-Equivalent Basis, dollars in thousands)

Year Ended December 31	2025			2024		
	Average Balance (2)	Interest (1)	Average Rate (1)	Average Balance (2)	Interest (1)	Average Rate (1)
ASSETS						
Interest-earning assets:						
Interest-bearing deposits with banks	$ 24,822	$ 1,064	4.29 %	$ 51,433	$ 2,768	5.38 %
Securities available for sale:						
Taxable	402,976	14,563	3.61	400,050	8,948	2.24
Tax-exempt (1)	44,294	1,254	2.83	68,041	1,868	2.75
Total securities available for sale	447,270	15,817	3.54	468,091	10,816	2.31
Loans receivable (1)(3)(4)	1,791,569	110,422	6.16	1,646,128	99,815	6.06
Total interest-earning assets	2,263,661	127,303	5.62	2,165,652	113,399	5.24
Noninterest earning assets:						
Cash and due from banks	30,376			26,629		
Allowance for credit losses	(20,523)			(18,450)		
Other assets	96,136			76,340		
Total noninterest earning assets	105,989			84,519		
TOTAL ASSETS	$ 2,369,650			$ 2,250,171		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Interest-bearing liabilities:						
Interest-bearing demand and money market	$ 585,289	11,912	2.04	$ 476,106	10,506	2.21
Savings	203,765	480	0.24	220,190	711	0.32
Time	821,710	31,289	3.81	744,895	31,117	4.18
Total interest-bearing deposits	1,610,764	43,681	2.71	1,441,191	42,334	2.94
Short-term borrowings	18,173	798	4.39	54,867	1,363	2.48
Other borrowings	84,543	3,725	4.41	146,195	6,692	4.58
Total interest-bearing liabilities	1,713,480	48,204	2.81	1,642,253	50,389	3.07
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	399,948			393,616		
Other liabilities	29,062			28,350		
Total noninterest-bearing liabilities	429,010			421,966		
Stockholders' equity	227,160			185,952		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,369,650			$ 2,250,171		
Net Interest Income/spread (tax equivalent basis)		79,099	2.81 %		63,010	2.17 %
Tax-equivalent basis adjustment		(775)			(819)	
Net Interest Income		$ 78,324			$ 62,191	
Net interest margin (tax equivalent basis)			3.49 %			2.91 %

(1) Interest and yields are presented on a tax-equivalent basis using a marginal tax rate of 21%.
(2) Average balances have been calculated based on daily balances.
(3) Loan balances include non-accrual loans and are net of unearned income.
(4) Loan yields include the effect of amortization of purchased credit marks and deferred fees net of costs.

RATE/VOLUME ANALYSIS

The following table shows the fully taxable equivalent effect of changes in volumes and rates on interest income and interest expense.

(dollars in thousands)	Increase/(Decrease) 2025 compared to 2024 Variance due to		
	Volume	Rate	Net
INTEREST-EARNING ASSETS:			
Interest-bearing deposits	$ (1,376)	$ (328)	$ (1,704)
Securities available for sale:			
Taxable	105	5,511	5,616
Tax-exempt securities	(653)	39	(614)
Total securities available for sale	(548)	5,550	5,002
Loans receivable	8,843	1,764	10,607
Total interest-earning assets	6,919	6,986	13,905
INTEREST-BEARING LIABILITIES			
Interest-bearing demand and money market	2,351	(945)	1,406
Savings	(42)	(189)	(231)
Time	3,064	(2,892)	172
Total interest-bearing deposits	5,373	(4,026)	1,347
Short-term borrowings	(1,035)	471	(564)
Other borrowings	(2,817)	(150)	(2,967)
Total interest-bearing liabilities	1,521	(3,705)	(2,184)
Net interest income (tax-equivalent basis)	$ 5,398	$ 10,691	$ 16,089

Changes in net interest income that could not be specifically identified as either a rate or volume change were allocated proportionately to changes in volume and changes in rate.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

ASSET /LIABILITY MANAGEMENT

Management considers interest rate risk to be our most significant market risk. Market risk is the risk of loss from adverse changes in market prices and rates. Interest rate risk is the exposure to adverse changes in our net income as a result of changes in interest rates.

Our primary earnings source is net interest income, which is affected by changes in the level of interest rates, the relationship between rates, the impact of interest rate fluctuations on asset prepayments, the level and composition of deposits and liabilities, and the credit quality of earning assets. Our asset and liability management objectives are to maintain a strong, stable net interest margin, to utilize our capital effectively without taking undue risks, to maintain adequate liquidity, and to reduce vulnerability of our operations to changes in interest rates.

Our Asset and Liability Committee evaluates periodically, but at least four times a year, the impact of changes in market interest rates on assets and liabilities, net interest margin, capital and liquidity. Risk assessments are governed by policies and limits established by senior management, which are reviewed and approved by the full Board of Directors at least annually. The economic environment continually presents uncertainties as to future interest rate trends. The Asset and Liability Committee regularly utilizes a model that projects net interest income based on increasing or decreasing interest rates, in order to be better able to respond to changes in interest rates.

Changes in interest rates affect the value of our interest-earning assets and, in particular, our securities portfolio. Generally, the value of securities fluctuates inversely with changes in interest rates. Increases in interest rates could result in decreases in the market value of interest-earning assets, which could adversely affect our stockholders' equity and results of operations if sold. We are also subject to reinvestment risk associated with changes in interest rates. Changes in market interest rates also could affect the type (fixed-rate or adjustable-rate) and amount of loans we originate and the average life of loans and securities, which can impact the yields earned on our loans and securities. In periods of decreasing interest rates, the average life of loans and securities we hold may be shortened to the extent increased prepayment activity occurs during such periods which, in turn, may result in the investment of funds from such prepayments in lower yielding assets. Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may result in decreasing loan prepayments with respect to fixed rate loans (and therefore an increase in the

average life of such loans), may result in a decrease in loan demand, and may make it more difficult for borrowers to repay adjustable rate loans.

We utilize the results of a detailed and dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. Management routinely monitors simulated net interest income sensitivity over a rolling two-year horizon. The simulation model captures the impact of changing interest rates on the interest income received and the interest expense paid on all assets and liabilities reflected on our consolidated balance sheet. This sensitivity analysis is compared to the asset and liability policy limits that specify a maximum tolerance level for net interest income exposure over a one-year horizon given 100 through 300-basis point upward and 100 through 200 basis point downward shifts in interest rates. A parallel and pro-rata shift in rates over a twelve-month period is assumed.

In addition to the above scenarios, we consider other non-parallel rate shifts that would also exert pressure on earnings. During the three months ended December 31, 2025, the U.S. Treasury yield curve has flattened slightly. During 2025, the yield on U.S. Treasury 5-year notes decreased 65 basis points from 4.38% to 3.73%, while the yield on 3-month Treasury bills decreased 70 basis points from 4.37% to 3.67%. The 3-month/5-year Treasury spread increased from a positive 1 basis point at December 31, 2024 to a negative 7 basis points at December 31, 2025. A continued flattening or inversion in the yield curve may adversely affect net interest income as reinvestment of cash flows may be at lower rates. However, there is no certainty on the direction of interest rates. The Federal Reserve Open Market Committee has indicated that it will take a measured stance toward further lowering short-term rates.

The following table reflects our net interest income sensitivity analysis at December 31, 2025 and December 31, 2024 (dollars in thousands):

	December 31, 2025			
	Potential Change in Future Net Interest Income			
Changes in Interest Rates in Basis Points	Year 1		Year 2	
(Dollars in thousands)	$ Change	% Change	$ Change	% Change
+300	(6,467)	-6.9%	(194)	-0.2%
+200	(4,159)	-4.4%	319	0.3%
+100	(1,993)	-2.0%	448	0.4%
Static	-	0.0%	-	0.0%
-100	1,415	1.5%	(1,987)	-2.0%
-200	1,125	1.2%	(7,003)	-6.9%

	December 31, 2024			
	Potential Change in Future Net Interest Income			
Changes in Interest Rates in Basis Points	Year 1		Year 2	
(Dollars in thousands)	$ Change	% Change	$ Change	% Change
+300	(6,364)	-7.9%	(4,164)	-4.5%
+200	(4,131)	-5.1%	(2,500)	-2.7%
+100	(1,963)	-2.4%	(1,043)	-1.1%
Static	-	0.0%	-	0.0%
-100	1,438	1.8%	(380)	-0.4%
-200	1,441	1.8%	(4,472)	-4.8%

As noted in the table above, as of December 31, 2025, a 200-basis point increase in interest rates is projected to decrease net interest income by 4.4% in year 1 and increase net interest income by 0.3% in year 2. Our balance sheet sensitivity to such a move in interest rates at December 31, 2025 decreased as compared to December 31, 2024 (which was a decrease of 5.1% in net interest income over a twelve-month period). This decrease in sensitivity is the result of a decrease in the balance of borrowed funds over the twelve month period. Overall, our strategy has been to proactively take advantage of the drop in short-term by aggressively lowering deposit and borrowing costs, ultimately dampening the effect of variable and adjustable-rate loan repricing and additional fixed rate loan refinancing. Over the intervening year, the effective duration (a measure of price sensitivity to interest rates) of the bond portfolio declined to 4.6 years at December 31, 2025 from 5.5 at December 31, 2024.

The preceding sensitivity analysis does not represent a Company forecast and should not be relied on as being indicative of expected operating results. These hypothetical estimates are based on numerous assumptions including, but not limited to, the nature and timing of interest rate levels and yield curve shapes, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, and reinvestment and replacement of asset and liability cash flows. While assumptions are developed based on perceived current economic and local market conditions, we cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences may change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment and refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals, prepayment penalties and product preference changes and other internal and external variables. Furthermore, the sensitivity analysis does not reflect actions that management might take in responding to, or anticipating, changes in interest rates and market conditions.

INFLATION

Substantially all of the Company's assets and liabilities relate to banking activities and are monetary. The consolidated financial statements and related financial data are presented following GAAP. GAAP currently requires the Company to measure the financial position and results of operations in terms of historical dollars, except for securities available for sale, impaired loans, and other real estate loans that are measured at fair value. Changes in the value of money due to rising inflation can cause purchasing power loss.

Management's opinion is that movements in interest rates affect the financial condition and results of operations to a greater degree than changes in the rate of inflation. It should be noted that interest rates and inflation do affect each other but do not always move in correlation with each other. The Company's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on the Company's performance.

LIQUIDITY

Liquidity is the ability to fund customers' borrowing needs and their deposit withdrawal requests while supporting asset growth. The Company's primary sources of liquidity include deposit generation, asset maturities, cash flow from payments on loans and securities and access to borrowing from the Federal Reserve Discount Window, the Federal Home Loan Bank and other correspondent banks.

As of December 31, 2025, the Company had cash and cash equivalents of $44.4 million in the form of cash, due from banks, balances with the Federal Reserve Bank, and short-term deposits with other institutions. In addition, at December 31, 2025, the Company had total non-pledged securities available for sale of $146.4 million, which could be used for liquidity needs. This results in the Company having total liquidity at December 31, 2025 of $190.8 million, or 7.9% of total assets as of December 31, 2025, compared to total liquidity of $161.5 million, or 7.0% of total assets as of December 31, 2024. The Company also monitors other liquidity measures for compliance with Company policy guidelines. Based upon these measures, the Company believes its liquidity is adequate.

The Company maintains established lines of credit with the Federal Reserve Bank, the Federal Home Loan Bank of Pittsburgh (FHLB), the Atlantic Community Bankers Bank (ACBB) and other correspondent banks, which support liquidity needs. The total available credit under all lines was $168.8 million, which consists of $1.8 million with the Federal Reserve Bank, $150.0 million with the Federal Home Loan Bank of Pittsburgh, $7.0 million with the Atlantic Community Bankers Bank, and $10.0 million with PNC Bank. As of December 31, 2025 and December 31, 2024, there was $14.7 million and $76.7 million outstanding respectively on these lines of credit. The maximum borrowing capacity from FHLB at December 31, 2025 was $677.6 million. As of December 31, 2025, the Company had $0 million of term borrowings from the Federal Reserve Bank under the Bank Term Funding Program, and $74.1 million in total borrowings from the FHLB, compared to $20.0 and $158.5 million, respectively, at December 31, 2024. Outstanding Letters of Credit to secure public funds totaled $155.5 million and $147.0 million at December 31, 2025 and 2024, respectively.

Item 8. Financial Statements and Supplementary Data.

REPORT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING TO THESTOCKHOLDERS OF NORWOOD FINANCIAL CORP

Management of Norwood Financial Corp and its subsidiary (Norwood) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Norwood's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Norwood's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Norwood; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Norwood's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Norwood's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Norwood's internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* as set forth by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based upon its assessment, management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with all federal and state laws and regulations, is effective based on the criteria established in the *Internal Control – Integrated Framework.*

Our independent registered public accounting firm, S.R. Snodgrass, P.C., also attested to, and reported on, the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. S.R. Snodgrass, P.C.'s attestation report appears in Part II, Item 8, "Financial Statements and Supplemental Data."

/s/ James O. Donnelly

James O. Donnelly
President and
Chief Executive Officer

/s/ John M. McCaffery

John M. McCaffery
Executive Vice President and
Chief Financial Officer



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Norwood Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Norwood Financial Corp. and subsidiaries (the "Company") as of December 31, 2025 and 2024; the related consolidated statements of income (loss), comprehensive income, stockholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 13, 2026, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL)

Description of the Matter
The Company's loan portfolio totaled $1.8 billion as of December 31, 2025, and the associated ACL was $19.9 million. As discussed in Notes 1 and 4 to the consolidated financial statements, estimating an appropriate allowance for credit losses requires management to make certain assumptions about expected losses on loans in the loan portfolio over their remaining contractual life as of the balance sheet date. The allowance for credit losses is measured on a collective pool basis when similar risk characteristics exist. Loans that do not share similar risk characteristics are evaluated on an individual basis, at the balance sheet date. The measurement of expected credit losses on collectively evaluated loans is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the amortized cost basis. Management applies qualitative adjustments to reflect the inherent losses that exist in the loan portfolio at the balance sheet date that are not reflected in the historical loss experience. Qualitative adjustments are made based upon changes in lending policies and procedures, terms and volume of the loan portfolio, experience and ability of management, volume and severity of problem credits, quality of the loan review system, and concentrations of credit.

We identified these qualitative adjustments within the ACL as critical audit matters because they involve a high degree of subjectivity. While the determination of these qualitative adjustments includes analysis of observable data over the historical loss period, the judgment required to assess the directionality and magnitude of adjustments is highly subjective. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature of audit evidence and the nature and extent of effort required to address these matters.

How We Addressed the Matter in Our Audit
The primary procedures we performed to address this critical audit matter included:
  Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the allowance for credit losses, including the qualitative factor adjustments.
  Testing the completeness and accuracy of the data inputs used by management as a basis for the qualitative factors by agreeing them to internal and external data sources.
  Testing management's process and evaluating the reasonableness of their inputs and assumptions by evaluating the reasonableness of the qualitative factor adjustments, including the magnitude and directional consistency of the adjustments.

S.R. Snodgrass P.C.

We have served as the Company's auditor since 2009.

Cranberry Township, Pennsylvania
March 13, 2026



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Norwood Financial Corp.

Opinion on Internal Control over Financial Reporting

We have audited Norwood Financial Corp. and subsidiaries (the "Company")'s internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024; and the related consolidated statements of income (loss), comprehensive income, stockholders' equity, and cash flows for the years then ended, of the Company; and our report dated March 13, 2026, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

S.R. Snodgrass P.C.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Cranberry Township, Pennsylvania
March 13, 2026

32

CONSOLIDATED BALANCE SHEETS

		December 31,		
		2025		2024
		(In Thousands, Except Share and Per Share Data)		
ASSETS				
Cash and due from banks	$	**32,118**	$	27,562
Interest-bearing deposits with banks		**12,318**		44,777
Cash and cash equivalents		**44,436**		72,339
Securities available for sale		**408,782**		397,846
Loans receivable (net of allowance for credit losses 2025: $19,882; 2024: $19,843)		**1,833,540**		1,693,795
Regulatory stock, at cost		**6,623**		13,366
Premises and equipment, net		**22,971**		19,657
Bank owned life insurance		**46,089**		46,657
Accrued interest receivable		**9,250**		8,466
Foreclosed real estate owned		**771**		—
Deferred tax assets, net		**14,654**		17,696
Goodwill		**29,266**		29,266
Other intangibles		**98**		152
Other assets		**8,362**		18,222
Total Assets	$	**2,424,842**	$	2,317,462
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Deposits:				
Noninterest-bearing demand	$	**419,597**	$	381,479
Interest-bearing demand		**404,079**		316,283
Money market deposit accounts		**188,215**		183,570
Savings		**201,388**		210,312
Time		**865,366**		767,519
Total Deposits		**2,078,645**		1,859,163
Short-term borrowings		**14,714**		113,069
Other borrowings		**59,419**		101,793
Accrued interest payable		**12,138**		12,615
Other liabilities		**17,769**		17,314
Total Liabilities		**2,182,685**		2,103,954
STOCKHOLDERS' EQUITY				
Preferred stock, no par value, authorized: 5,000,000 shares, issued: none		**—**		—
Common stock, $0.10 par value, authorized: 20,000,000 shares issued: 2025: 9,516,503 shares; 2024: 9,487,068 shares		**952**		949
Surplus		**127,426**		126,514
Retained earnings		**141,130**		124,963
Treasury stock at cost: 2025: 222,645 shares; 2024: 214,161 shares		**(6,008)**		(5,797)
Accumulated other comprehensive loss		**(21,343)**		(33,121)
Total Stockholders' Equity		**242,157**		213,508
Total Liabilities and Stockholders' Equity	$	**2,424,842**	$	2,317,462

See notes to consolidated financial statements.

33

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

		Years Ended December 31,		
		2025		2024
		(In Thousands, Except Share and Per Share Data)		
INTEREST INCOME				
Loans receivable, including fees	$	109,910	$	99,388
Securities				
Taxable		14,563		8,948
Tax exempt		991		1,476
Interest-bearing deposits with banks		1,064		2,768
Total Interest Income		126,528		112,580
INTEREST EXPENSE				
Deposits		43,681		42,334
Short-term borrowings		798		1,363
Other borrowings		3,725		6,692
Total Interest Expense		48,204		50,389
Net Interest Income		78,324		62,191
PROVISION FOR CREDIT LOSSES				
Provision for credit losses		1,929		2,546
(Release of) provision for off balance sheet commitments		(156)		127
Total provision for credit losses		1,773		2,673
Net Interest Income After				
Provision for Credit Losses		76,551		59,518
OTHER INCOME				
Service charges and fees		6,421		5,959
Income from fiduciary activities		1,033		943
Net realized losses on sales of securities		—		(19,962)
Net gain on sale of loans		326		195
Net gain on sale of foreclosed real estate owned		—		32
Earnings and proceeds on life insurance policies		1,088		1,056
Other		749		626
Total Other Income (Loss)		9,617		(11,151)
OTHER EXPENSES				
Salaries and employee benefits		26,928		25,018
Occupancy		4,073		3,928
Furniture and equipment		1,405		1,121
Data processing and related operations		4,563		4,520
Federal Deposit Insurance Corporation insurance assessment		1,552		1,344
Advertising		742		930
Professional fees		1,913		2,173
Postage and telephone		1,311		1,090
Taxes, other than income		770		615
Foreclosed real estate		142		54
Amortization of intangible assets		54		69
Merger		1,238		—
Other		6,458		7,763
Total Other Expenses		51,149		48,625
Income (loss) before Income Taxes		35,019		(258)
INCOME TAX EXPENSE (BENEFIT)		7,264		(98)
Net income (loss)	$	27,755	$	(160)
EARNINGS (LOSS) PER SHARE				
BASIC	$	3.01	$	(0.02)
DILUTED	$	3.01	$	(0.02)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)		Years Ended December 31,		
		2025		**2024**
NET INCOME (LOSS)	$	**27,755**	$	(160)
Other comprehensive income:				
Unrealized gain (loss) on pension liability		**203**		(105)
Tax Effect		**(43)**		22
Investment securities available for sale:				
Unrealized holding gain (loss)		**14,734**		(1,847)
Tax Effect		**(3,116)**		387
Reclassification of losses from sale of securities		**—**		19,962
Tax Effect		**—**		(4,192)
Other comprehensive income		**11,778**		14,227
COMPREHENSIVE INCOME	$	**39,533**	$	14,067

See notes to consolidated financial statements.

35

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2025 and 2024
(In Thousands, Except Share and Per Share Data)

	Common Stock		Surplus	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount			Shares	Amount		
	(Dollars in Thousands, Except per Share Data)							
BALANCE - DECEMBER 31, 2023	8,310,847	$ 831	$ 97,700	$ 135,284	200,690	$ (5,397)	$ (47,348)	$ 181,070
Net Loss	—	—	—	(160)	—	—	—	(160)
Other comprehensive income	—	—	—	—	—	—	14,227	14,227
Common stock issuance, net of issuance cost	1,150,000	115	—	28,001	—	—	—	28,116
Reclass	—	—	28,001	(28,001)	—	—	—	—
Cash dividends declared ($1.21 per share)	—	—	—	(10,161)	—	—	—	(10,161)
Acquisition of treasury stock	—	—	—	—	25,172	(703)	—	(703)
Director retainer stock	1,044	—	29	—	—	—	—	29
Stock options exercised	—	—	(65)	—	(12,375)	334	—	269
Sale of treasury stock for ESOP	—	—	1	—	(3,676)	99	—	100
Compensation expense related to stock options	—	—	346	—	—	—	—	346
Restricted stock awards	25,177	3	502	—	4,350	(130)	—	375
BALANCE - DECEMBER 31, 2024	9,487,068	949	126,514	124,963	214,161	(5,797)	(33,121)	213,508
Net Income	—	—	—	27,755	—	—	—	27,755
Other comprehensive income	—	—	—	—	—	—	11,778	11,778
Cash dividends declared ($1.25 per share)	—	—	—	(11,588)	—	—	—	(11,588)
Acquisition of treasury stock	—	—	—	—	14,082	(361)	—	(361)
Director retainer stock	4,314	—	111	—	—	—	—	111
Stock options exercised	—	—	(34)	—	(4,229)	114	—	80
Sale of treasury stock for ESOP	—	—	—	—	(3,516)	98	—	98
Compensation expense related to stock options	—	—	248	—	—	—	—	248
Restricted stock awards	25,121	3	587	—	2,147	(62)	—	528
BALANCE - DECEMBER 31, 2025	9,516,503	$ 952	$ 127,426	$ 141,130	222,645	$ (6,008)	$ (21,343)	$ 242,157

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2025	2024
	(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ **27,755**	$ (160)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Provision for credit losses	**1,773**	2,673
Depreciation	**1,415**	1,308
Amortization of intangible assets	**54**	69
Deferred income taxes	**(94)**	(125)
Net (accretion) amortization of securities premiums and discounts	**(623)**	590
Net realized loss on sales of securities	**—**	19,962
Earnings and proceeds on life insurance policies	**(1,088)**	(1,056)
Gain on sales of fixed assets and foreclosed real estate owned	**(9)**	(32)
Net amortization of loan fees	**756**	653
Net gain on sale of loans	**(326)**	(195)
Mortgage loans originated for sale	**(12,519)**	(9,257)
Proceeds from sale of loans originated for sale	**12,845**	9,452
Compensation expense related to stock options	**248**	346
Compensation expense related to restricted stock	**528**	375
Increase in accrued interest receivable	**(784)**	(343)
(Decrease) increase in accrued interest payable	**(477)**	2,105
Other, net	**4,513**	(3,558)
Net Cash Provided by Operating Activities	**33,967**	22,807
CASH FLOWS FROM INVESTING ACTIVITIES		
Securities available for sale:		
Proceeds from sales	**—**	155,372
Proceeds from maturities and principal reductions on mortgage-backed securities	**67,767**	58,652
Purchases	**(63,346)**	(208,050)
Purchase of regulatory stock	**(17,885)**	(19,160)
Redemption of regulatory stock	**24,628**	13,112
Net increase in loans	**(137,051)**	(112,951)
Proceeds from bank-owned life insurance	**1,656**	838
Purchase of premises and equipment	**(4,720)**	(3,127)
Proceeds from sales of foreclosed real estate owned	**—**	109
Net Cash Used for Investing Activities	**(128,951)**	(115,205)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	**219,482**	64,004
Net (decrease) increase in short-term borrowings	**(98,355)**	38,993
Repayments of other borrowings	**(82,394)**	(82,444)
Proceeds from other borrowings	**40,020**	60,001
Stock options exercised	**80**	269
Sale of treasury stock for ESOP	**98**	100
Acquisition of treasury stock	**(361)**	(703)
Common stock issuance	**—**	28,116
Cash dividends paid	**(11,489)**	(9,719)
Net Cash Provided by Financing Activities	**67,081**	98,617
Net (Decrease) Increase in Cash and Cash Equivalents	**(27,903)**	6,219
CASH AND CASH EQUIVALENTS - BEGINNING	**72,339**	66,120
CASH AND CASH EQUIVALENTS - ENDING	$ **44,436**	$ 72,339

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

		Years Ended December 31,		
		2025		**2024**
		(In Thousands)		
Supplemental Disclosures of Cash Flow Information				
Cash payments for:				
Interest paid	$	**48,681**	$	48,284
Income taxes paid, net of refunds	$	**3,021**	$	2,617
Supplemental Schedule of Noncash Investing Activities				
Transfers of loans to foreclosed real estate owned and repossession of other assets	$	**3,122**	$	1,939
Dividends payable	$	**2,974**	$	2,875
Right of use for operating leases		**-**		417
Lease liability for operating leases		**-**		418

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

Norwood Financial Corp (Company) is a one bank holding company. Wayne Bank (Bank) is a wholly-owned subsidiary of the Company. The Bank is a state-chartered bank headquartered in Honesdale, Pennsylvania. The Company derives substantially all of its income from bank-related services which include interest earnings on commercial mortgages, residential real estate mortgages, commercial and consumer loans, as well as interest earnings on investment securities and fees from deposit services to its customers. The Company is subject to regulation and supervision by the Federal Reserve Board while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking and Securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank, and the Bank's wholly-owned subsidiaries, WCB Realty Corp., Norwood Investment Corp. and WTRO Properties. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the determination of goodwill impairment.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date of issuance of these consolidated financial statements.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within its markets in Northeastern Pennsylvania and the New York Counties of Delaware, Sullivan, Ontario, Otsego and Yates. Note 3 discusses the types of securities that the Company invests in. Note 4 discusses the types of lending that the Company engages in. The Company does not have any significant concentrations to any one industry or customer.

Concentrations of Credit Risk

The Bank operates primarily in Wayne, Pike, Lackawanna, Luzerne and Monroe Counties, Pennsylvania and Delaware, Sullivan, Ontario, Otsego and Yates Counties, New York. Accordingly, the Bank has extended credit primarily to commercial entities and individuals in these areas whose ability to honor their contracts is influenced by the region's economy. These customers are also the primary depositors of the Bank. The Bank is limited in extending credit by legal lending limits to any single borrower or group of related borrowers.

Securities

Securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movement in interest rates, changes in maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains and losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using a method which approximates the interest method over the term of the security.

Bonds, notes and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the term of the security.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each Consolidated Balance Sheet date.

Allowance for Credit Losses – Available for Sale Securities

The Bank measures expected credit losses on available-for-sale debt securities when the Bank does not intend to sell, or when it is not more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Bank considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this evaluation indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, equal to the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

The allowance for credit losses on available-for-sale debt securities is included within Investment securities available-for-sale on the consolidated balance sheet. Changes in the allowance for credit losses are recorded within Provision for credit losses on the consolidated statement of income. Losses are charged against the allowance when the Bank believes the collectability of an available-for-sale security is in jeopardy or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale debt securities as of December 31, 2025 and 2024, totaled $2,235,000 and $2,091,000, respectively and is included within accrued interest receivable on the consolidated balance sheet. This amount is excluded from the estimate of expected credit losses. Available-for-sale debt securities are typically classified as nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When available-for-sale debt securities are placed on nonaccrual status, unpaid interest credited to income is reversed.

Regulatory Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) system is required to maintain an investment in capital stock of its district FHLB according to a predetermined formula. This regulatory stock has no quoted market value and is carried at cost.

Management evaluates the regulatory stock for impairment. Management's determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management considers the FHLB's regulatory capital ratios, liquidity, and the fact that new shares of FHLB stock continue to change hands at the $100 par value. Management believes no credit loss is necessary related to FHLB stock as of December 31, 2025.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, any outstanding accrued interest is reversed against interest income. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Credit Losses

The allowance for credit losses (ACL) is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions

thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The ACL is measured on a collective (pool) basis when similar risk characteristics exist. The Company's loan portfolio is segmented by loan types that have similar risk characteristics and behave similarly during economic cycles.

Historical credit loss experience is the basis for the estimation of expected credit losses. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on a preferred group of macroeconomic indicators used to create projections of economic conditions, obtained from the St. Louis Federal Reserve economic database. The Company selected nine metrics which was correlated with the bank and its peer group's historical loss patterns. The adjustments are then weighted for relevance before applying to each pool. Future macroeconomic forecast adjustments are then obtained using an eight-quarter moving average for each metric for the reasonable and supportable period. Each quarter, management reviews factors and applies any additional adjustments based on local and current conditions

The Bank has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income. The total accrued interest receivable as of December 31, 2025 and 2024, totaled $9,250,000 and $8,466,000, respectively.

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and therefore, should be individually assessed. We evaluate all commercial loans that meet the following criteria: (1) when it is determined that foreclosure is probable, (2) substandard, doubtful and nonperforming loans when repayment is expected to be provided substantially through the operation or sale of the collateral, (3) when it is determined by management that a loan does not share similar risk characteristics with other loans. Specific reserves are established based on the following three acceptable methods for measuring the ACL: 1) the present value of expected future cash flows discounted at the loan's original effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral when the loan is collateral dependent. Our individual loan evaluations consist primarily of the fair value of collateral method because most of our loans are collateral dependent. Collateral values are discounted to consider disposition costs when appropriate. A specific reserve is established or a charge-off is taken if the fair value of the loan is less than the loan balance.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Bank estimates expected credit losses over the contractual period in which the Bank is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Bank. The allowance for credit losses on off-balance sheet credit exposures is adjusted through the provision for credit losses. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Purchased Credit Deteriorated ("PCD") Loans

The Bank has purchased loans, some of which have experienced more than insignificant credit deterioration since origination. A loan is considered a PCD loan if, at acquisition, it is probable that the Company will be unable to collect all contractually required payments receivable. PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through the provision for credit losses.

Mortgage Servicing Rights

Servicing assets are recognized as separate assets when rights are acquired through purchase or through the sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the

period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon a third party appraisal. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount. The Company's loan servicing assets at December 31, 2025 and 2024, respectively, were not impaired. Total servicing assets included in other assets as of December 31, 2025 and 2024, were $238,000 and $199,000, respectively.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is calculated principally on the straight-line method over the respective assets estimated useful lives as follows:

	Years
Buildings and improvements	10 - 40
Furniture and equipment	3 - 10

Leases

The Company applies a right-of-use (ROU) model that requires a lessee to record, for all leases with a lease term of more than 12 months, an asset representing its right to use the underlying asset and a liability to make lease payments. For leases with a term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize an ROU asset or lease liability. At inception, lessees must classify all leases as either finance or operating based on five criteria. Balance sheet recognition of finance and operating leases is similar, but the pattern of expense recognition in the income statement, as well as the effect on the statement of cash flows, differs depending on the lease classification. See Note 8 for related disclosures.

Transfers of Financial Assets

Transfers of financial assets, including loan and loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Foreclosed assets acquired in settlement of loans are carried at fair value less estimated costs to sell and are included in foreclosed real estate owned on the Consolidated Balance Sheets. As of December 31, 2025 and 2024, foreclosed real estate owned totaled $771,000 and $0, respectively. As of December 31, 2025, the Company has initiated formal foreclosure proceedings on 5 consumer residential mortgage loans with an outstanding balance of $172,000.

Bank Owned Life Insurance

The Company invests in bank owned life insurance (BOLI) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a select group of employees. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies or from death benefits realized is included in other income on the Consolidated Statements of Income.

Goodwill

In connection with three acquisitions the Company recorded goodwill in the amount of $29.3 million, representing the excess of amounts paid over the fair value of net assets of the institutions acquired. Goodwill is tested and deemed impaired when the carrying value of goodwill exceeds its implied fair value. The value of the goodwill can change in the future. We expect the value of the goodwill to decrease if there is a significant decrease in the franchise value of the Bank. If an impairment loss is determined in the future, we will reflect the loss as an expense for the period in which the impairment is determined, leading to a reduction of our net income for that period by the amount of the impairment loss. The Company had a qualitative assessment of goodwill completed as of May 31, 2025. No impairment was recognized for the years ended December 31, 2025 and 2024.

Other Intangible Assets

At December 31, 2025, the Company had other intangible assets of $98,000, which is net of accumulated amortization of $1,656,000. These intangible assets will continue to be amortized using the sum-of-the-years digits method of amortization over ten years. At December 31, 2024, the Company had other intangible assets of $152,000, which was net of accumulated amortization of $1,602,000. Amortization expense related to other intangible assets was $54,000 and $69,000 for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the estimated future amortization expense for the core deposit intangible is as follows (in thousands):

2026	$	38
2027		26
2028		19
2029		11
2030		4
Thereafter		—
	$	98

Income Taxes

Deferred income tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. These differences are measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its subsidiary file a consolidated federal income tax return. The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company analyzes each tax position taken in its tax returns and determines the likelihood that the position will be realized. Only tax positions that are "more-likely-than-not" to be realized can be recognized in an entity's financial statements. For tax positions that do not meet this recognition threshold, an entity will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized in the financial statements. The Company does not have any unrecognized tax benefits at December 31, 2025 or 2024, or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months.

Advertising Costs

Advertising costs are expensed as incurred.

Earnings per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period less any unvested restricted shares. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Treasury shares are not deemed outstanding for earnings per share calculations.

Employee Benefit Plans

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The Company's contributions are expensed as the cost is incurred.

The Company has several supplemental executive retirement plans. To fund the benefits under these plans, the Company is the owner of single premium life insurance policies on the participants.

The Company provides pension benefits to eligible employees. The Company's funding policy is to contribute at least the minimum required contributions annually.

Interest Rate Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments.

Stock Option Plans

The Company recognizes the value of share-based payment transactions as compensation costs in the financial statements over the period that an employee provides service in exchange for the award. The fair value of the share-based payments for stock options is estimated using the Black-Scholes option-pricing model. The Company used the modified-prospective transition method to record compensation expense. Under the modified-prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified-prospective method.

Restricted Stock

The Company recognizes compensation cost related to restricted stock based on the market price of the stock at the grant date over the vesting period. The product of the number of shares granted and the grant date market price of the Company's common stock determines the fair value of restricted stock under the Company's 2024 Equity Incentive Plan. The Company recognizes compensation expense for the fair value of the restricted stock on a straight-line basis over the requisite service period for the entire award.

Cash Flow Information

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits with banks and federal funds sold.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, letters of credit and commitments to sell loans. Such financial instruments are recorded on the balance sheets when they become receivable or payable.

Trust Assets

Assets held by the Company in a fiduciary capacity for customers are not included in the financial statements since such items are not assets of the Company. Trust income is reported on the accrual method under other income.

Treasury Stock

Common shares repurchased are recorded as treasury stock at cost and are released using the average cost method.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and defined benefit pension obligations, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income as presented in the Consolidated Statement of Comprehensive Income.

Revenue Recognition

Under ASC Topic 606, management determined that the primary sources of revenue emanating from interest and dividend income on loans and investments along with noninterest revenue resulting from investment securities gains, loans servicing, gains on loans sold and earnings on bank-owned life insurance are not within the scope of this Topic.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the year ended December 31:

(dollars in thousands)	2025	2024
Noninterest Income		
In-scope of Topic 606:		
Service charges on deposit accounts	$ 470	$ 453
ATM Fees	242	424
Overdraft Fees	1,571	1,422
Safe deposit box rental	89	88
Loan related service fees	768	690
Debit card	2,369	2,314
Fiduciary activities	1,033	943
Commissions on mutual funds & annuities	708	407
Gain on sales of other real estate owned	—	32
Other income	749	626
Noninterest Income (in-scope of Topic 606)	7,999	7,399
Out-of-scope of Topic 606:		
Net realized (losses) gains on sales of securities	—	(19,962)
Loan servicing fees	204	161
Gain on sales of loans	326	195
Earnings on and proceeds from bank-owned life insurance	1,088	1,056
Noninterest Income (out-of-scope of Topic 606)	1,618	(18,550)
Total Noninterest Income	$ 9,617	$ (11,151)

Segment Reporting

The Company acts as an independent community financial services provider and offers traditional banking related financial services to individual, business and government customers. Through its Community Office and automated teller machine network, the Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, mortgage banking and trust operations of the Company.

Reclassification of Comparative Amounts

Certain comparative amounts for the prior year have been reclassified to conform to current-year classifications. Such reclassifications had no material effect on net income or stockholders' equity.

Accounting Pronouncements Recently Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which provides for improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This guidance is effective for public business entities for annual periods beginning after December 15, 2024, and for annual periods beginning after December 15, 2025, for all other entities. The adoption of ASU 2023-09 did not have a significant impact on the Company's consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures.* This ASU requires disclosure in the notes to financial statements of specified information about certain costs and expenses. Specific disclosures are required for (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities. The amendments in this Update do not change or remove current expense disclosure requirements. However, the amendments affect where this information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. The amendments in ASU 2024-03 apply only to public business entities and are effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new guidance on its financial statements.

In January 2025, the FASB issued ASU 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) "to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027." Entities within the ASU's scope are permitted to early adopt the ASU. The Company is currently evaluating the impact of this new guidance on its financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which modernizes the accounting for internal-use software that is developed using an incremental and iterative method (e.g., agile method). The guidance removes all references to project stages in ASC 350-40 and clarifies the threshold entities apply to begin capitalizing costs. The guidance specifies that the property, plant, and equipment disclosure requirements under ASC 360-10 apply to capitalized software costs accounted for under ASC 350-40, regardless of how those costs are presented in the financial statements. The guidance, which applies to all entities, is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years. Entities may apply the guidance using a prospective, retrospective, or modified transition approach. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance on its financial statements.

In 2025, the FASB issued ASU 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract*, which (1) refines the scope of the guidance on derivatives in ASC 815 (Issue 1) and (2) clarifies the guidance on share-based payments from a customer in ASC 606 (Issue 2). The ASU is intended to address concerns about the application of derivative accounting to contracts that have features based on the operations or activities of one of the parties to the contract and to reduce diversity in the accounting for share-based payments in revenue contracts. The ASU adds a new scope exception for certain contracts that are not traded on an exchange and have an underlying that is based on operations or activities specific to one of the parties to the contract. This ASU clarifies that when an entity has a right to receive a share-based payment from its customer in exchange for the transfer of goods or services, the share-based payment should be accounted for as noncash consideration within the scope of ASC 606. ASU 2025-07 is effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance on its financial statements.

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments – Credit Losses (Topic 326)*, which amends the guidance in Topic 326 to expand the population of acquired financial assets subject to the gross-up approach to include loans (excluding credit cards) that are acquired without credit deterioration and deemed "seasoned." All non-purchased credit deteriorated loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. Other non-purchased credit deteriorated loans (excluding credit cards) are considered to be seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans. ASU 2025-08 should be applied prospectively and is effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company plans to adopt the ASU effective January 1, 2026. The Company is currently evaluating the impact of this new guidance on its financial statements. While the Company does not expect the adoption to have a material impact on total shareholders' equity, the ASU is expected to affect the accounting presentation of certain purchased loans and the related allowance for credit losses at acquisition.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815)*, which amends certain aspects of the hedge accounting guidance in ASC 815 to more closely align hedge accounting with the economics of an entity's risk management activities. The amendments, among other things, provide more flexibility for cash flow hedges and hedging of raw materials and other nonfinancial assets, as well as simplify hedge accounting for flexible debt and foreign currency debt. ASU 2025-09 should be applied prospectively for public business entities for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. For all other entities, the ASU is to be applied prospectively and is effective for fiscal years beginning after December 15, 2027, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance on its financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, to address 33 issues that amend the Codification to (1) clarify, (2) correct errors, or (3) make minor improvements that affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. The amendments make the Codification easier to understand and apply. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of this new guidance on its financial statements.

NOTE 3 - SECURITIES

The amortized cost, gross unrealized gains and losses, approximate fair value, and allowance for credit losses of securities available for sale were as follows:

		December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
			(In Thousands)		
AVAILABLE FOR SALE:					
U.S. Treasury securities	$ 20,834	$ 32	$ (9)	$ —	$ 20,857
U.S. Government agencies	8,000	26	(351)	—	7,675
States and political subdivisions	107,164	1	(14,665)	—	92,500
Corporate obligations	13,545	96	(90)	—	13,551
Mortgage-backed securities- government sponsored entities	286,950	2,820	(15,571)	—	274,199
Total debt securities	$ 436,493	$ 2,975	$ (30,686)	$ —	$ 408,782

		December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
			(In Thousands)		
AVAILABLE FOR SALE:					
U.S. Treasury securities	$ 19,623	$ 12	$ (37)	$ —	$ 19,598
U.S. Government agencies	11,998	—	(634)	—	11,364
States and political subdivisions	106,677	—	(19,403)	—	87,274
Mortgage-backed securities- government sponsored entities	301,992	115	(22,497)	—	279,610
Total debt securities	$ 440,290	$ 127	$ (42,571)	$ —	$ 397,846

The following tables summarize debt securities available for sale in a loss position for which an allowance for credit losses has not been recorded, aggregated by security type and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	December 31, 2025					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$ 14,837	$ (9)	$ —	$ —	$ 14,837	$ (9)
U.S. Government agencies	—	—	4,649	(351)	4,649	(351)
States and political subdivisions	—	—	89,462	(14,665)	89,462	(14,665)
Corporate obligations	5,556	(90)	—	—	5,556	(90)
Mortgage-backed securities- government sponsored entities	11,979	(62)	103,744	(15,509)	115,723	(15,571)
	$ 32,372	$ (161)	$ 197,855	$ (30,525)	$ 230,227	$ (30,686)

47

	December 31, 2024					
	Less than 12 Months		**12 Months or More**		**Total**	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. Treasury securities	$ —	$ —	$ 9,961	$ (37)	$ 9,961	$ (37)
U.S. Government agencies	6,988	(10)	4,376	(624)	11,364	(634)
States and political subdivisions	1,164	(21)	85,620	(19,382)	86,784	(19,403)
Mortgage-backed securities-government sponsored entities	177,674	(1,313)	94,237	(21,184)	271,911	(22,497)
	$ 185,826	$ (1,344)	$ 194,194	$ (41,227)	$ 380,020	$ (42,571)

The Company has 9 debt securities in the less than twelve month category and 180 debt securities in the twelve months or more category as of December 31, 2025. In management's opinion, the unrealized losses on securities reflect changes in interest rates subsequent to the acquisition of specific securities. The Company does not intend to sell the securities in an unrealized loss position and is unlikely to be required to sell these securities before a recovery of fair value, which may be maturity. The Company concluded that the decline in fair value of these securities was not indicative of a credit loss. No securities in the portfolio required an allowance for credit losses to be recorded during the years ended December 31, 2025 and 2024. In December 2024, the Company did decide to sell a portion of the securities portfolio in order to take advantage of higher yields that could be attained on reinvesting those bonds. The goal was to increase the overall portfolio yield and thus increase future net income for the Company.

The amortized cost and fair value of debt securities as of December 31, 2025 by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties.

	Amortized Cost	**Fair Value**
	(In Thousands)	
Due in one year or less	$ 5,803	$ 5,818
Due after one year through five years	20,863	20,752
Due after five years through ten years	80,608	71,632
Due after ten years	42,269	36,381
	149,543	134,583
Mortgage-backed securities - government sponsored entities	286,950	274,199
	$ 436,493	$ 408,782

There were no sales of securities in 2025. Gross realized gains and gross realized losses on sales of securities available for sale were $0 and $19,962,000 in 2024. The proceeds from the sales of securities totaled $155,372,000 for the year ended December 31, 2024.

Securities with a carrying value of $264,698,000 and $308,777,000 at December 31, 2025 and 2024, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes as required or permitted by law.

48

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

Set forth below is selected data relating to the composition of the loan portfolio (in thousands):

	December 31, 2025		December 31, 2024	
Real Estate:				
Residential	$ 352,342	19.0 %	$ 330,856	19.3 %
Commercial	750,249	40.5	716,875	41.8
Agricultural	59,202	3.2	63,488	3.7
Construction	85,393	4.6	53,020	3.1
Commercial loans	229,849	12.4	211,991	12.4
Other agricultural loans	26,430	1.4	30,077	1.7
Consumer loans to individuals	350,410	18.9	307,775	18.0
Total loans	1,853,875	100.0 %	1,714,082	100.0 %
Deferred fees, net	(453)		(444)	
Total loans receivable	1,853,422		1,713,638	
Allowance for credit losses	(19,882)		(19,843)	
Net loans receivable	$ 1,833,540		$ 1,693,795	

As of December 31, 2025 and 2024, the Company considered its concentration of credit risk to be acceptable. As of December 31, 2025, the highest concentrations are in commercial rentals and the hotels/motels category, with loans outstanding of $178.7 million, or 9.7% of loans outstanding, to commercial rentals, and $125.1 million, or 6.8% of loans outstanding, to hotels/motels For the year ended December 31, 2025, the Company recognized charge offs of $0 on commercial rentals and $0 on hotels/motels. For the year ended December 31, 2024, the Company recognized charge offs of $0 on commercial rentals and $0 on residential rentals, the highest concentrations in 2024.

During 2025, the Company sold residential mortgage loans totaling $12,519,000. During 2024, the Company sold residential mortgage loans totaling $9,257,000. Gross realized gains and gross realized losses on sales of residential mortgage loans were $326,000 and $0, respectively, in 2025 and $195,000 and $0, respectively, in 2024. The proceeds from the sales of residential mortgage loans totaled $13,444,000 and $9,452,000 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the outstanding value of loans serviced for others totaled $70.1 million and $63.9 million, respectively

Management uses an eight point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first four categories are considered not criticized, and are aggregated as "Pass" rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. Loans greater than 90 days past due are considered Substandard unless full payment is expected. Any portion of a loan that has been charged off is placed in the Loss category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as nonperformance, repossession, or death occurs to raise awareness of a possible credit event. The Company's Loan Review Department is responsible for the timely and accurate risk rating of the loans on an ongoing basis. Every credit which must be approved by Loan Committee or the Board of Directors is assigned a risk rating at time of consideration. Loan Review also annually reviews relationships of $1,500,000 and over to assign or re-affirm risk ratings.

Based on the most recent analysis performed, the following tables present the recorded investment in non-homogenous pools by internal risk rating systems, under ASC 326 (in thousands):

December 31, 2025	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2025	2024	2023	2022	2021	Prior			
Commercial real estate									
Risk Rating									
Pass	$ 114,399 $	98,460 $	67,351 $	114,785 $	84,564 $	231,547 $	20,653 $	- $	731,759
Special Mention	50	-	630	204	2,493	4,335	198	-	7,910
Substandard	-	135	-	-	2,413	7,632	400	-	10,580
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 114,449 $	98,595 $	67,981 $	114,989 $	89,470 $	243,514 $	21,251 $	- $	750,249
Commercial real estate									
Current period gross charge-offs	$ - $	- $	- $	- $	- $	63 $	- $	- $	63
Real Estate - Agriculture									
Risk Rating									
Pass	$ 3,016 $	4,027 $	3,287 $	10,789 $	3,536 $	30,851 $	361 $	- $	55,867
Special Mention	152	1,479	-	-	-	1,684	-	-	3,315
Substandard	-	-	-	-	-	-	20	-	20
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 3,168 $	5,506 $	3,287 $	10,789 $	3,536 $	32,535 $	381 $	- $	59,202
Real Estate - Agriculture									
Current period gross charge-offs	$ - $	- $	- $	- $	- $	- $	- $	- $	-
Commercial loans									
Risk Rating									
Pass	$ 58,956 $	40,670 $	23,869 $	24,385 $	13,051 $	18,356 $	46,495 $	- $	225,782
Special Mention	35	-	578	22	109	259	88	-	1,091
Substandard	-	6	309	317	550	794	1,000	-	2,976
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 58,991 $	40,676 $	24,756 $	24,724 $	13,710 $	19,409 $	47,583 $	- $	229,849
Commercial loans									
Current period gross charge-offs	$ - $	- $	- $	100 $	- $	- $	- $	- $	100
Other agricultural loans									
Risk Rating									
Pass	$ 3,291 $	2,706 $	1,320 $	2,330 $	1,995 $	3,423 $	7,453 $	- $	22,518
Special Mention	-	367	-	-	-	1,281	789	-	2,437
Substandard	-	-	-	-	-	-	1,475	-	1,475
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 3,291 $	3,073 $	1,320 $	2,330 $	1,995 $	4,704 $	9,717 $	- $	26,430
Other agricultural loans									
Current period gross charge-offs	$ - $	- $	- $	- $	- $	48 $	- $	- $	48
Total									
Risk Rating									
Pass	$ 179,662 $	145,863 $	95,827 $	152,289 $	103,146 $	284,177 $	74,962 $	- $	1,035,926
Special Mention	237	1,846	1,208	226	2,602	7,559	1,075	-	14,753
Substandard	-	141	309	317	2,963	8,426	2,895	-	15,051
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 179,899 $	147,850 $	97,344 $	152,832 $	108,711 $	300,162 $	78,932 $	- $	1,065,730

50

December 31, 2024	Term Loans Amortized Costs Basis by Origination Year 2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial real estate									
Risk Rating									
Pass	$ 102,773	$ 74,242	$ 121,881	$ 104,720	$ 60,941	$ 217,435	$ 20,829	$ -	$ 702,821
Special Mention	5	-	262	-	-	2,148	-	-	2,415
Substandard	135	-	-	2,461	1,405	7,238	400	-	11,639
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 102,913	$ 74,242	$ 122,143	$ 107,181	$ 62,346	$ 226,821	$ 21,229	$ -	$ 716,875
Commercial real estate									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Real Estate - Agriculture									
Risk Rating									
Pass	$ 6,257	$ 3,756	$ 12,036	$ 3,960	$ 7,148	$ 29,038	$ 336	$ -	$ 62,531
Special Mention	-	-	-	-	-	773	150	-	923
Substandard	-	-	-	-	-	-	34	-	34
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 6,257	$ 3,756	$ 12,036	$ 3,960	$ 7,148	$ 29,811	$ 520	$ -	$ 63,488
Real Estate - Agriculture									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial loans									
Risk Rating									
Pass	$ 57,939	$ 34,088	$ 29,465	$ 19,163	$ 10,233	$ 15,042	$ 42,906	$ -	$ 208,836
Special Mention	-	-	25	-	-	106	14	-	145
Substandard	-	277	429	711	-	743	850	-	3,010
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 57,939	$ 34,365	$ 29,919	$ 19,874	$ 10,233	$ 15,891	$ 43,770	$ -	$ 211,991
Commercial loans									
Current period gross charge-offs	$ -	$ 11	$ -	$ -	$ 8	$ 51	$ 30	$ -	$ 100
Other agricultural loans									
Risk Rating									
Pass	$ 4,358	$ 1,836	$ 3,721	$ 2,379	$ 2,134	$ 4,353	$ 9,697	$ -	$ 28,478
Special Mention	-	-	-	-	-	127	-	-	127
Substandard	-	-	-	-	-	-	1,472	-	1,472
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 4,358	$ 1,836	$ 3,721	$ 2,379	$ 2,134	$ 4,480	$ 11,169	$ -	$ 30,077
Other agricultural loans									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total									
Risk Rating									
Pass	$ 171,327	$ 113,922	$ 167,103	$ 130,222	$ 80,456	$ 265,868	$ 73,768	$ -	$ 1,002,666
Special Mention	5	-	287	-	-	3,154	164	-	3,610
Substandard	135	277	429	3,172	1,405	7,981	2,756	-	16,155
Doubtful	-	-	-	-	-	-	-	-	-
Total	$ 171,467	$ 114,199	$ 167,819	$ 133,394	$ 81,861	$ 277,003	$ 76,688	$ -	$ 1,022,431

The Company monitors the credit risk profile by payment activity for residential and consumer loan classes. Loans past due over 90 days and loans on nonaccrual status are considered nonperforming. Nonperforming loans are reviewed monthly. The following tables present the carrying value of residential and consumer loans based on payment activity (in thousands):

December 31, 2025	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2025	2024	2023	2022	2021	Prior			
Residential real estate									
Payment Performance									
Performing	$ 28,385	$ 41,869	$ 38,305	$ 54,474	$ 47,475	$ 105,711	$ 35,204	$ -	$ 351,423
Nonperforming	-	-	125	147	170	420	57	-	919
Total	$ 28,385	$ 41,869	$ 38,430	$ 54,621	$ 47,645	$ 106,131	$ 35,261	$ -	$ 352,342
Residential real estate									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ 63	$ -	$ -	$ 63
Construction									
Payment Performance									
Performing	$ 37,511	$ 26,381	$ 17,070	$ 656	$ 289	$ 91	$ 3,361	$ -	$ 85,359
Nonperforming	-	-	-	34	-	-	-	-	34
Total	$ 37,511	$ 26,381	$ 17,070	$ 690	$ 289	$ 91	$ 3,361	$ -	$ 85,393
Construction									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Consumer loans to individuals									
Payment Performance									
Performing	$ 137,403	$ 94,951	$ 61,651	$ 33,145	$ 9,385	$ 11,363	$ 1,360	$ -	$ 349,258
Nonperforming	54	285	311	344	61	97	-	-	1,152
Total	$ 137,457	$ 95,236	$ 61,962	$ 33,489	$ 9,446	$ 11,460	$ 1,360	$ -	$ 350,410
Consumer loans to individuals									
Current period gross charge-offs	$ 26	$ 458	$ 685	$ 419	$ 151	$ 94	$ -	$ -	$ 1,833
Total									
Payment Performance									
Performing	$ 203,299	$ 163,201	$ 117,026	$ 88,275	$ 57,149	$ 117,165	$ 39,925	$ -	$ 786,040
Nonperforming	54	285	436	525	231	517	57	-	2,105
Total	$ 203,353	$ 163,486	$ 117,462	$ 88,800	$ 57,380	$ 117,682	$ 39,982	$ -	$ 788,145

52

December 31, 2024	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
Residential real estate									
Payment Performance									
Performing	$ 22,842	$ 41,384	$ 60,194	$ 52,712	$ 32,161	$ 89,965	$ 30,658	$ -	$ 329,916
Nonperforming	-	125	52	184	-	560	19	-	940
Total	$ 22,842	$ 41,509	$ 60,246	$ 52,896	$ 32,161	$ 90,525	$ 30,677	$ -	$ 330,856
Residential real estate									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Construction									
Payment Performance									
Performing	$ 28,817	$ 12,986	$ 9,024	$ 431	$ -	$ 144	$ 1,618	$ -	$ 53,020
Nonperforming	-	-	-	-	-	-	-	-	-
Total	$ 28,817	$ 12,986	$ 9,024	$ 431	$ -	$ 144	$ 1,618	$ -	$ 53,020
Construction									
Current period gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Consumer loans to individuals									
Payment Performance									
Performing	$ 125,254	$ 93,392	$ 52,009	$ 15,679	$ 8,316	$ 11,207	$ 887	$ -	$ 306,744
Nonperforming	97	401	377	114	26	16	-	-	1,031
Total	$ 125,351	$ 93,793	$ 52,386	$ 15,793	$ 8,342	$ 11,223	$ 887	$ -	$ 307,775
Consumer loans to individuals									
Current period gross charge-offs	$ 123	$ 511	$ 850	$ 203	$ 87	$ 75	$ -	$ -	$ 1,849
Total									
Payment Performance									
Performing	$ 176,913	$ 147,762	$ 121,227	$ 68,822	$ 40,477	$ 101,316	$ 33,163	$ -	$ 689,680
Nonperforming	97	526	429	298	26	576	19	-	1,971
Total	$ 177,010	$ 148,288	$ 121,656	$ 69,120	$ 40,503	$ 101,892	$ 33,182	$ -	$ 691,651

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. The following tables present the classes of the loan portfolio summarized by the aging categories of performing loans and nonaccrual loans as of December 31, 2025 and December 31, 2024 (in thousands):

	Current	31-60 Days Past Due	61-90 Days Past Due	Greater than 90 Days Past Due and still accruing	Non-Accrual	Total Past Due and Non-Accrual	Total Loans
December 31, 2025							
Real Estate loans							
Residential	$ 350,711	$ 438	$ 274	$ —	$ 919	$ 1,631	$ 352,342
Commercial	740,901	4,850	434	—	4,064	9,348	750,249
Agricultural	59,073	—	83	46	—	129	59,202
Construction	85,359	—	—	—	34	34	85,393
Commercial loans	228,074	1,618	33	56	68	1,775	229,849
Other agricultural loans	25,589	772	69	—	—	841	26,430
Consumer loans	348,115	862	281	21	1,131	2,295	350,410
Total	$ 1,837,822	$ 8,540	$ 1,174	$ 123	$ 6,216	$ 16,053	$ 1,853,875

	Current	31-60 Days Past Due	61-90 Days Past Due	Greater than 90 Days Past Due and still accruing	Non-Accrual	Total Past Due and Non-Accrual	Total Loans
December 31, 2024							
Real Estate loans							
Residential	$ 329,578	$ 70	$ 268	$ —	$ 940	$ 1,278	$ 330,856
Commercial	709,821	1,182	129	—	5,743	7,054	716,875
Agricultural	63,488	—	—	—	—	—	63,488
Construction	53,009	11	—	—	—	11	53,020
Commercial loans	211,520	194	117	33	127	471	211,991
Other agricultural loans	30,028	49	—	—	—	49	30,077
Consumer loans	305,676	805	263	121	910	2,099	307,775
Total	$ 1,703,120	$ 2,311	$ 777	$ 154	$ 7,720	$ 10,962	$ 1,714,082

The following tables present the carrying value of loans on nonaccrual status and loans past due over 90 days still accruing interest (in thousands):

December 31, 2025	Nonaccrual with no ACL		Nonaccrual with ACL		Total Nonaccrual		Loans Past Due Over 90 Days Still Accruing		Total Nonperforming
Real Estate loans									
Residential	$	919	$	-	$	919	$	-	$	919
Commercial		4,045		19		4,064		-		4,064
Agricultural		-		-		-		46		46
Construction		34		-		34		-		34
Commercial loans		68		-		68		56		124
Other agricultural loans		-		-		-		-		-
Consumer loans		323		808		1,131		21		1,152
Total	$	5,389	$	827	$	6,216	$	123	$	6,339

December 31, 2024	Nonaccrual with no ACL		Nonaccrual with ACL		Total Nonaccrual		Loans Past Due Over 90 Days Still Accruing		Total Nonperforming
Real Estate loans									
Residential	$	936	$	4	$	940	$	-	$	940
Commercial		5,739		4		5,743		-		5,743
Agricultural		-		-		-		-		-
Construction		-		-		-		-		-
Commercial loans		127		-		127		33		160
Other agricultural loans		-		-		-		-		-
Consumer loans		570		340		910		121		1,031
Total	$	7,372	$	348	$	7,720	$	154	$	7,874

The following tables present, by class of loans, the amortized cost basis of collateral-dependent nonaccrual loans and type of collateral as of December 31, 2025 and December 31, 2024 (in thousands):

December 31, 2025	Real Estate		Other		Total	
Real Estate loans						
Residential	$	919	$	-	$	919
Commercial		4,064		-		4,064
Agricultural		-		-		-
Construction		34		-		34
Commercial loans		-		68		68
Other agricultural loans		-		-		-
Consumer loans		-		1,131		1,131
Total	$	5,017	$	1,199	$	6,216

December 31, 2024	Real Estate		Other		Total	
Real Estate loans						
Residential	$	940	$	-	$	940
Commercial		5,743		-		5,743
Agricultural		-		-		-
Construction		-		-		-
Commercial loans		49		78		127
Other agricultural loans		-		-		-
Consumer loans		-		910		910
Total	$	6,732	$	988	$	7,720

The following tables present the allowance for credit losses by the classes of the loan portfolio under ASC 326:

(In thousands)	Residential Real Estate	Commercial Real Estate	Agricultural	Construction	Commercial	Other Agricultural	Consumer	Total
Beginning balance, December 31, 2024	$ 1,146	$ 11,406	$ 48	$ 884	$ 1,732	$ 162	$ 4,465	$ 19,843
Charge Offs	(63)	(63)	—	—	(100)	(48)	(1,833)	(2,107)
Recoveries	3	12	—	—	57	—	145	217
Provision for credit losses	1,185	(3,821)	347	587	1,322	168	2,141	1,929
Ending balance, December 31, 2025	$ 2,271	$ 7,534	$ 395	$ 1,471	$ 3,011	$ 282	$ 4,918	$ 19,882

(In thousands)	Residential Real Estate	Commercial Real Estate	Agricultural	Construction	Commercial	Other Agricultural	Consumer	Total
Beginning balance, December 31, 2023	$ 1,351	$ 11,871	$ 58	$ 933	$ 1,207	$ 94	$ 3,454	$ 18,968
Charge Offs	—	—	—	—	(100)	—	(1,849)	(1,949)
Recoveries	41	110	—	—	—	—	127	278
Provision for credit losses	(246)	(575)	(10)	(49)	625	68	2,733	2,546
Ending balance, December 31, 2024	$ 1,146	$ 11,406	$ 48	$ 884	$ 1,732	$ 162	$ 4,465	$ 19,843

The cumulative loss rate used as the basis for the estimate of credit losses is comprised of the Company's historical loss experience and peer data. The Company chose to apply qualitative factors based on "quantitative metrics" which link the quantifiable metrics to historical changes in the qualitative factor categories. The Company also chose to apply economic projections to the model. A select group of economic indicators was utilized which was then correlated to the historical loss experience of the Company and its peers. Based on the correlation results, the economic adjustments are then weighted for relevancy and applied to the individual loan pools.

During the year ended December 31, 2025, the allowance for credit losses increased from $19,843,000 to $19,882,000. This was an increase of $39,000. This increase was due primarily to an increase in net charge offs, offset by a decrease in loans individually analyzed.

During the year ended December 31, 2024, the allowance for credit losses increased from $18,968,000 to $19,843,000. This $875,000 increase in the required allowance was due primarily to loans individually evaluated, along with net charge-offs for the year.

Occasionally, the Bank modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, an other-than-insignificant payment delay or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses.

In some cases, the Bank provides multiple types of concessions on one loan. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted. The following tables present modifications made to borrowers experiencing financial difficulty:

Loan Modifications Made to Borrowers Experiencing Financial Difficulty During the Year Ended December 31, 2025

Significant Payment Delay

	Amortized Cost Basis at December 31, 2025 (in thousands)	% of Total Class of Financing Receivable	Financial Effect
Commercial real estate loans	$ 1,916	0.26 %	Deferred principal for 6-10 months
Commercial loans	1,513	0.66	Deferred principal for 6-10 months
Consumer loans to individuals	4	0.00	Deferred principal for 4 months
Total	$ 3,433		

Term Extension

	Amortized Cost Basis at December 31, 2025 (in thousands)	% of Total Class of Financing Receivable	Financial Effect
Commercial real estate loans	$ 878	0.12 %	Added a weighted-average 12.3 months to the life of loans
Commercial loans	289	0.13	Added a weighted-average 5.2 years to the life of loans
Total	$ 1,167		

Combination -Significant Payment Delay and Term Extension

	Amortized Cost Basis at December 31, 2025	% of Total Class of Financing Receivable	Financial Effect
Commercial real estate loans	$ 4,244	0.60 %	Deferred principal for 3-9 months and added a weighted-average 9 months to the life of loans
Real estate agriculture	615	1.03	Deferred principal for 6 months and added a weighted-average 8 months to the life of loans
Commercial	127	0.06	Deferred principal for 4 months and added a weighted average 4 months to the life of loans
Total	$ 4,986		

The following table provides the amortized cost basis of financing receivables that had a payment default during the period and were modified (in thousands):

Amortized Cost Basis of Modified Loans That Subsequently Defaulted

	Significant Payment Delay		Combination - Significant Payment Delay and Term Extension
Commercial real estate loans	$	704	$ -
Commercial loans		1,359	127
	$	2,063	$ 127

The following table depicts the performance of loans that have been modified during the period for which a payment default has occurred (in thousands):

Payment Status (Amortized Cost Basis)

	30-59 Days Past Due	60-89 Days Past Due	90 + Days Past Due	Total Past Due
Commercial real estate loans	$ 704	$ -	$ -	704
Commercial loans	1,486	-	-	1,486
	$ 2,190	$ -	$ -	2,190

58

Loan Modifications Made to Borrowers Experiencing Financial Difficulty During the Year Ended December 31, 2024

Significant Payment Delay

	Amortized Cost Basis at December 31, 2024 (in thousands)	% of Total Class of Financing Receivable		Financial Effect
Residential real estate loans	$ 53	0.02	%	Deferred principal for 4 months
Commercial real estate loans	1,424	0.20		Deferred principal for 2-5 months
Commercial loans	875	0.41		Deferred principal for 2-5 months
Total	$ 2,352			

Term Extension

	Amortized Cost Basis at December 31, 2024 (in thousands)	% of Total Class of Financing Receivable		Financial Effect
Residential real estate loans	$ 68	0.02	%	Added a weighted-average 5.0 years to the life of loans
Commercial real estate loans	540	0.08		Added a weighted-average 9.5 months to the life of loans
Agricultural real estate loans	565	0.89		Added a weighted-average 20 years to the life of loans
Other agricultural loans	300	1.00		Added a weighted-average 1 year to the life of loans
Consumer loans to individuals	51	0.02		Added a weighted-average 1.4 years to the life of loans
Total	$ 1,524			

Combination -Significant Payment Delay and Term Extension

	Amortized Cost Basis at December 31, 2024	% of Total Class of Financing Receivable		Financial Effect
Commercial real estate loans	$ 3,779	0.53	%	Deferred principal for 6 months and extended term by 4 months
Total	$ 3,779			

As of December 31, 2024, all loan modifications made to borrowers experiencing financial difficulty were current per the modified contractual terms.

NOTE 5 - PREMISES AND EQUIPMENT

Components of premises and equipment at December 31 are as follows:

	2025	2024
	(In Thousands)	
Land and improvements	$ 4,022	$ 3,902
Buildings and improvements	28,380	26,195
Furniture and equipment	13,507	11,160
	45,909	41,257
Accumulated depreciation	(22,938)	(21,600)
	$ 22,971	$ 19,657

Depreciation expense totaled $1,415,000 and $1,308,000 for the years ended December 31, 2025 and 2024, respectively.

NOTE 6 - DEPOSITS

Aggregate time deposits in denominations greater than $250,000 were $289,851,000 and $272,968,000 at December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, broker deposits which were secured through Cede & Co totaled $33.2 million and $20.0 million, respectively.

At December 31, 2025, the scheduled maturities of time deposits are as follows (in thousands):

2026	$	747,884
2027		57,027
2028		58,753
2029		757
2030 and after		945
	$	865,366

NOTE 7 – BORROWINGS

Short-term borrowings at December 31 consist of the following:

		2025		2024
		(In Thousands)		
Securities sold under agreements to repurchase	$	—	$	36,337
Federal Home Loan Bank short-term borrowings		14,714		76,732
	$	14,714	$	113,069

The outstanding balances and related information of short-term borrowings are summarized as follows:

		Years Ended December 31,		
		2025		**2024**
		(Dollars In Thousands)		
Average balance during the year	$	18,173	$	54,867
Average interest rate during the year		4.39 %		2.48 %
Maximum month-end balance during the year	$	99,513	$	113,069
Total short-term borrowings at end of the year	$	14,714	$	113,069
Weighted average interest rate at the end of the year		3.93 %		3.79 %

Securities sold under agreements to repurchase generally mature within one day to one year from the transaction date. Securities with an amortized cost and fair value of $0 and $0 at December 31, 2025 and $44,021,000 and $36,561,000 at December 31, 2024, respectively, were pledged as collateral for these agreements. The securities underlying the agreements were under the Company's control.

The Company did not have any repurchase agreements at December 31, 2025. The collateral pledged for repurchase agreements that are classified as secured borrowings at December 31, 2024 is summarized as follows (in thousands):

				As of December 31, 2024						
					Remaining Contractual Maturity of the Agreements					
		Overnight and continuous		**Up to 30 days**		**30-90 days**		**Greater than 90 days**		**Total**
Repurchase Agreements:										
U.S. Government agencies	$	1,997	$		$		$		$	1,997
Mortgage-backed securities - government sponsored entities		34,564		—		—		—		34,564
	$	36,561	$	—	$	—	$	—	$	36,561
Total liability recognized for repurchase agreements									$	36,337

The Company has a line of credit commitment available from the FHLB of Pittsburgh for borrowings of up to $150,000,000, which renews annually in June. At December 31, 2025, there was $14,714,000 of borrowings outstanding on this line. There was $26,732,000 of borrowings outstanding on this line of credit at December 31, 2024. The Company has a line of credit commitment available from Atlantic Community Bankers Bank for $7,000,000, which expires on June 30, 2026. There were no borrowings under this line of credit at December 31, 2025 and 2024. The Company has a line of credit commitment available from PNC Bank for $10,000,000 at December 31, 2025. There were no borrowings under this line of credit at December 31, 2025 and December 31, 2024.

Other borrowings consisted of the following at December 31, 2025 and 2024:

	2025		2024
	(In Thousands)		
Notes with the FHLB:			
Fixed rate borrowing due April 2025 at 4.26%	$ —	$	20,000
Amortizing fixed rate borrowing due September 2025 at 5.67%	—		1,941
Fixed rate borrowing due March 2026 at 4.31%	10,000		—
Fixed rate borrowing due April 2026 at 4.04%	20,000		20,000
Amortizing fixed rate borrowing due May 2027 at 4.37%	11,231		18,751
Amortizing fixed rate borrowing due July 2028 at 4.70%	8,188		11,101
Fixed rate borrowing due July 2028 at 4.49%	10,000		10,000
	$ 59,419	$	81,793
Notes with the Federal Reserve Bank:			
Fixed rate borrowing due January 2025 at 4.76%	-		20,000
	$ -	$	20,000

Contractual maturities and scheduled cash flows of other borrowings at December 31, 2025 are as follows (in thousands):

2026	$	41,414
2027		6,068
2028		11,937
2029		—
2030		—
	$	59,419

The Bank's maximum borrowing capacity with the FHLB was $677,590,000 of which $74,133,000 was outstanding in the form of advances and $155,525,000 was outstanding in the form of letters of credit at December 31, 2025. Advances from the FHLB are secured by qualifying assets of the Bank. The total available credit from the Federal Reserve Bank was $1,762,000, of which $0 was outstanding at December 31, 2025.

NOTE 8 – OPERATING LEASES

The Company leases seven office locations and one back-office facility under operating leases. Several assumptions and judgments were made when applying the requirements of Topic 842 to the Company's existing lease commitments, including the allocation of consideration in the contracts between lease and nonlease components, determination of the lease term, and determination of the discount rate used in calculating the present value of the lease payments.

The Company has elected to account for the variable nonlease components, such as common area maintenance charges, utilities, real estate taxes, and insurance, separately from the lease component. Such variable nonlease components are reported in net occupancy expense on the Consolidated Statements of Income when paid. These variable nonlease components were excluded from the calculation of the present value of the remaining lease payments, therefore, they are not included in other assets and other liabilities on the Consolidated Balance Sheets. The lease cost associated with the operating leases for the year ending December 31, 2025 and 2024, amounted to $794,000 and $764,000 respectively. The right-of-use asset associated with operating leases amounted to $3,298,000 and $3,773,000 at December 31, 2025 and 2024, respectively. The lease liability associated with operating leases amounted to $3,404,000 and $3,891,000 at December 31, 2025 and 2024, respectively.

Certain of the Company's leases contain options to renew the lease after the initial term. Management considers the Company's historical pattern of exercising renewal options on leases and the positive performance of the leased locations, when determining whether it is reasonably certain that the leases will be renewed. If management concludes that there is reasonable certainty about the renewal option, it is included in the calculation of the remaining term of each applicable lease. The discount rate utilized in calculating the present value of the remaining lease payments for each lease was the Federal Home Loan Bank of Pittsburgh advance rate corresponding to the remaining maturity of the lease.

The following table presents the weighted-average remaining lease term and discount rate for the leases outstanding at December 31, 2025 and 2024:

	2025	2024
	(In Thousands)	
Weighted-average remaining term	8.5	8.8
Weighted-average discount rate	3.47%	2.70%

The following table presents the undiscounted cash flows due related to operating leases as of December 31, 2025, along with a reconciliation to the discounted amount recorded on the Consolidated Balance Sheets:

Undiscounted cash flows due (in thousands)	Operating	
2026	$	612
2027		495
2028		495
2029		448
2030		402
2031 and thereafter		1,478
Total undiscounted cash flows		3,930
Discount on cash flows		526
Total lease liabilities	$	3,404

Cash paid for amounts included in the measurement of lease liabilities was $750,000 and $690,000 as of December 31, 2025 and 2024, respectively.

Under Topic 842, the lessee can elect to not record on the Consolidated Balance Sheets a lease whose term is twelve months or less and does not include a purchase option that the lessee is reasonably certain to exercise. As of December 31, 2025, the Company had no leases that had a term of twelve months or less.

NOTE 9 – EMPLOYEE BENEFIT PLANS

The Company has a defined contributory profit-sharing plan which includes provisions of a 401(k) plan. The plan permits employees to make pre-tax contributions, not to exceed the limits set by the Internal Revenue Service. The amount of contributions to the plan, including matching contributions, is at the discretion of the Board of Directors. All employees over the age of 21 are eligible to participate in the plan and receive Company contributions after 90 days of employment. Eligible employees are able to contribute to the Plan at the beginning of the first quarterly period after their date of employment. Employee contributions vest immediately, and any Company contributions are fully vested after four years. The Company's contributions are expensed as the cost is incurred, funded currently, and amounted to $1,536,000 and $1,367,000 for the years ended December 31, 2025 and 2024, respectively.

The Company has several non-qualified supplemental executive retirement plans (SERPs) for the benefit of certain executive officers and former officers. At December 31, 2025 and 2024, other liabilities include $3,658,000 and $3,669,000 accrued under the SERPs. Compensation expense includes approximately $451,000 and $444,000 relating to the SERPs for 2025 and 2024, respectively. To fund the benefits under the SERPs, the Company is the owner of single premium life insurance policies on participants in the non-qualified retirement plan. At December 31, 2025 and 2024, the cash value of these policies was $46,089,000 and $46,657,000, respectively.

The Company provides postretirement benefits in the form of split-dollar life arrangements to employees who meet the eligibility requirements. The net periodic postretirement benefit income included in salaries and employee benefits was $52,000 for the year ended December 31, 2025, and the net periodic postretirement benefit expense included in salaries and employee benefits was $85,000 for the year ended December 31, 2024.

FASB authoritative guidance on accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance that provides a benefit to an employee that extends to postretirement periods. The life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity's obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee's active service period based on the future cost of insurance to be incurred during the employee's retirement. This expense is included in the SERP plan expense for 2025 and 2024 discussed above. If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the FASB authoritative guidance on employer's accounting for postretirement benefits other than pensions. The accumulated postretirement benefit obligation was $1,851,000 and $1,903,000 at December 31, 2025 and 2024, respectively.

Certain key executives have change in control agreements with the Company. These agreements provide certain potential benefits in the event of termination of employment following a change in control.

The Company participates in the Pentegra Multiemployer Defined Benefit Pension Plan (EIN 13-5645888 and Plan # 333) as a result of its acquisition of North Penn. As of December 31, 2025 and 2024, the Company's Plan was 104.8% and 101.8% funded, respectively, and total contributions made are not more than 5% of the total contributions to the Plan. The Company's expense related to the Plan was $5,000 in 2025 and $7,000 in 2024. During the plan years ending December 31, 2025 and 2024, the Company made contributions of $5,000 and $7,000, respectively.

As a result of its acquisition of Delaware Bancshares, Inc., the Company is a member of the New York State Bankers Retirement System. Substantially all full-time employees who were former employees of Delaware are covered under this defined benefit pension plan (the "Delaware Plan"). The Company's funding policy is to contribute at least the minimum required contribution annually. Pension cost is computed using the projected unit credit actuarial cost method. The Delaware Plan is closed to new participants and accrued benefits are frozen.

The following table sets forth the projected benefit obligation and change in plan assets for the Delaware Plan at December 31:

(in Thousands)	2025		2024	
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$	(5,435)	$	(5,692)
Service cost		—		—
Interest cost		(296)		(283)
Assumption changes		(75)		254
Actuarial (gain) loss		19		(155)
Benefits paid		430		441
Benefit obligation at end of year	$	(5,357)	$	(5,435)
Change in plan assets:				
Fair value of plan assets at beginning of year	$	4,565	$	4,976
Actual return on plan assets		502		128
Employer contributions		29		—
Expenses		(91)		(98)
Benefits paid		(430)		(441)
Fair value of assets at end of year		4,575		4,565
Funded status at end of year	$	(782)	$	(870)

The Delaware Plan paid $430,000 and $441,000 in benefit payments in 2025 and 2024, respectively. Estimated benefit payments under the Delaware Plan are expected to be approximately $460,000, $448,000, $435,000, $424,000 and $417,000 for the next five years. Payments are expected to be approximately $2,052,000 in total for the five-year period ending December 31, 2035. The Company was required to make a contribution of $29,000 to the Delaware Plan in 2025 and was not required to make any contributions to the Delaware Plan in 2024. The decrease in the projected discount rate from 5.68% to 5.52% increased the projected benefit obligation for the year ended December 31, 2025 by approximately $75,000.

The accumulated benefit obligation for the Delaware Plan was $5,357,000 and $5,435,000 at December 31, 2025 and 2024, respectively.

The following table sets forth the amounts recognized in accumulated other comprehensive income (loss) for the years ended December 31 (in thousands):

	2025		2024	
Transition asset	$	—	$	—
Prior service credit		—		—
(Loss) gain		694		520
Total	$	694	$	520

63

Net pension cost (income) included the following components (in thousands):

	2025	2024
Service cost benefits earned during the period	$ —	$ —
Interest cost on projected benefit obligation	296	283
Actual return on assets	(181)	(229)
Net amortization and deferral	—	(5)
Net periodic pension cost (income)	$ 115	$ 49

The weighted average assumptions used to determine the benefit obligation at December 31 are as follows:

	2025	2024
Discount rate	5.52 %	5.68 %

The weighted average assumptions used to determine the net periodic pension cost at December 31 are as follows:

	2025	2024
Discount rate	5.68 %	5.18 %
Expected long-term return on plan assets	6.50 %	6.50 %
Rate of compensation increase	— %	— %

The expected long-term return on plan assets was determined based upon expected returns on individual asset types included in the asset portfolio.

The New York Bankers Retirement System's ("System") overall investment strategy is to invest in a diversified portfolio to manage the variability between the assets and projected liabilities of underfunded pension plans. Substantially all of the System's assets are in one fund, Commingled Pensions Trust Fund (LDI Diversified Balanced) of JPMorgan Chase Bank, N.A. ("JPMCB LDI Diversified Balanced Fund" or the "Fund"). The Fund is a collective investment fund managed by the Trustee under the Declaration of Trust. The Trustee is the Fund's manager and makes day-to-day investment decisions for the Fund. The Fund is a group trust within the meaning of Internal Revenue Service Revenue Ruling 81-100, as amended. In reliance upon exemptions from the registration requirements of the federal securities laws, neither the Fund nor the Fund's Units are registered with the Securities and Exchange Commission ("SEC") or any state securities commission. Because the Fund is not subject to registration under federal or state securities laws, certain protections that might otherwise be provided to investors in registered funds are not available to investors in the Fund. However, as a bank-sponsored collective investment trust holding qualified retirement plan assets, the Fund is required to comply with applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Trustee is subject to supervision and regulation by the Office of the Comptroller of the Currency and the Department of Labor.

The Fund employs a liability driven investing ("LDI") strategy for pension plans that are seeking a solution that is balanced between growth and hedging. The Bloomberg Barclays Long A U.S. Corporate Index, the Fund's primary liability-performance benchmark, is used as a proxy for plan projected liabilities. The growth-oriented portion of the Fund invests in a mix of asset classes that the Fund's Trustee believes will collectively maximize total risk-adjusted return through a combination of capital appreciation and income. This portion of the Fund will comprise between 35% and 90% of the portfolio and will invest directly or indirectly via underlying funds in a broad mix of global equity, credit, global fixed income, real estate and cash-plus strategies. The remaining portion of the Fund, between 10% and 65% of the portfolio, provides exposure to U.S. long duration fixed income and is used to minimize volatility relative to a plan's projected liabilities. This portion of the Fund will invest directly or indirectly via underlying funds in investment grade corporate bonds and securities issued by the U.S. Treasury and its agencies or instrumentalities.

At December 31, 2025 and 2024, the portfolio was substantially managed by one investment firm who manages approximately 98% and 96%, respectively, of the System's assets. Also, at December 31, 2025 and 2024, approximately $3.7 million and $7.1 million, respectively, of System's assets in the short-term investment fund (STIF) account had not yet been allocated to an investment firm, nor deployed for benefit payments or expenses. These amounts have been included within cash equivalents as of December 31, 2025 and 2024.

At December 31, 2025 and 2024, the System had an investment concentration of approximately 98% and 96%, respectively, of its total portfolio in the JPMCB LDI Diversified Balanced Fund, a commingled pension trust fund managed by one investment firm.

NOTE 10 - INCOME TAXES

The components of the provision for federal income taxes are as follows:

	Years Ended December 31,		
	2025		2024
	(In Thousands)		
Current	$	7,358	$	27
Deferred		(94)		(125)
	$	7,264	$	(98)

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for tax reporting and financial statement purposes, principally because certain items, such as the allowance for credit losses and loan fees are recognized in different periods for financial reporting and tax return purposes. As of December 31, 2025, the Company had a $2,458,000 net operating loss carryforward that will begin to expire by December 31, 2035. As of December 31, 2025, the Company had a $0 net operating loss carryforward that has no expiration date. A valuation allowance has not been established for deferred tax assets. Realization of the deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. Deferred tax assets are recorded in other assets.

Income tax expense of the Company is less than the amounts computed by applying statutory federal income tax rates to income before income taxes because of the following:

	Percentage of Income Before Income Taxes	
	Year Ended December 31, 2025	
	Amount	Percent
U.S. federal statutory tax rate	$ 7,354	21.0 %
State and local income taxes, net of federal income tax effect (a)	51	0.1
Nontaxable or nondeductible items		
Tax exempt interest income, net of interest expense disallowance	(436)	(1.2)
Earnings and proceeds on life insurance	(228)	(0.7)
Nondeductible merger costs	178	0.5
Other	62	0.2
Effect of changes in tax laws or rates enacted in the current period	—	—
Other adjustments	283	0.8
	$ 7,264	20.7 %

(a) State taxes in New York made up the majority (greater than 50 percent) of the tax effect in this category

	Percentage of Income Before Income Taxes
	Year Ended December 31, 2024
Tax at statutory rates	21.0 %
Tax exempt interest income, net of interest expense disallowance	157.0
Earnings and proceeds on life insurance	86.0
State tax expense	(193.5)
Other	(32.5)
	38.0 %

The net deferred tax asset included in other assets in the accompanying Consolidated Balance Sheets includes the following amounts of deferred tax assets and liabilities:

	2025	2024
	(In Thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 4,748	$ 4,751
Deferred compensation	862	860
Core deposit intangible	117	145
Pension liability	317	292
Net operating loss carryforward	579	745
Current year net operating loss carry forward	—	1,125
Purchase price adjustment	925	954
Operating lease liability	802	—
Net unrealized loss on securities	5,819	8,913
Other	3,478	2,966
Total Deferred Tax Assets	17,647	20,751
Deferred tax liabilities:		
Premises and equipment	1,278	1,451
Deferred loan fees	719	1,495
ROU asset	777	—
Net unrealized gain on pension liability	152	109
	67	—
Total Deferred Tax Liabilities	2,993	3,055
Net Deferred Tax Asset	$ 14,654	$ 17,696

Income taxes paid (net of refunds received) disaggregated by federal and state jurisdictions are as follows:

	For the years ended December 31,	
	2025	2024
Tax summary ($ in thousands)		
US federal	$ 2,750	$ 2,360
State:		
New York	265	226
Pennsylvania	6	31
Total cash paid for income taxes (net of refunds)	$ 3,021	$ 2,617

The Company's federal and state income tax returns for taxable years through 2022 have been closed for purposes of examination by the Internal Revenue Service and the Pennsylvania Department of Revenue.

NOTE 11 - REGULATORY MATTERS AND STOCKHOLDERS' EQUITY

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. The Company is not subject to separate regulatory capital requirements because its total consolidated assets are less than $3.0 billion.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total, Tier 1 and Common Equity Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2025 and 2024, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2025, the most recent notification from the regulators has categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
As of December 31, 2025:						
Total capital (to risk-weighted assets)	$ 253,769	13.41 %	≥$151,423	≥8.00%	≥$189,278	≥10.00%
Tier 1 capital (to risk-weighted assets)	234,123	12.37	≥$113,567	≥6.00	≥$151,423	≥8.00
Common Equity Tier 1 capital (to risk-weighted assets)	234,123	12.37	≥$85,175	≥4.50	≥$123,031	≥6.50
Tier 1 capital (to average assets)	234,123	9.65	≥$97,086	≥4.00	≥$121,357	≥5.00
As of December 31, 2024:						
Total capital (to risk-weighted assets)	$ 236,886	13.45 %	≥$140,937	≥8.00%	≥$176,172	≥10.00%
Tier 1 capital (to risk-weighted assets)	217,625	12.35	≥$105,703	≥6.00	≥$140,937	≥8.00
Common Equity Tier 1 capital (to risk-weighted assets)	217,625	12.35	≥$79,277	≥4.50	≥$108,257	≥6.50
Tier 1 capital (to average assets)	217,625	9.36	≥$92,966	≥4.00	≥$116,207	≥5.00

The Bank's ratios do not differ significantly from the Company's ratios presented above.

The Company and the Bank are subject to regulatory capital rules which, among other things, impose a common equity Tier 1 minimum capital requirement of 4.50% of risk-weighted assets; set the minimum leverage ratio for all banking organizations at a uniform 4.00% of total assets; set the minimum Tier 1 capital to risk-based assets requirement at 6.00% of risk-weighted assets; and assign a risk-weight of 150% to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The rules also require unrealized gains and losses on certain "available-for-sale" securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt out is exercised, which the Company and the Bank have done. The rule also limits a banking organization's dividends, stock repurchases and other capital distributions, and certain discretionary bonus payments to executive officers, if the banking organization does not hold a "capital conservation buffer" consisting of 2.50% of common equity Tier 1 capital to risk-weighted assets above regulatory minimum risk-based requirements. The Company and the Bank are in compliance with their respective new capital requirements, including the capital conservation buffer, as of December 31, 2025.

Pennsylvania banking regulations limit the ability of the Bank to pay dividends or make loans or advances to the Company. Dividends that may be paid in any calendar year are limited to the current year's net profits, combined with the retained net profits of the preceding two years. At December 31, 2025, dividends from the Bank available to be paid to the Company, without prior approval of the Bank's regulatory agency, totaled $16.0 million, subject to the Bank meeting or exceeding regulatory capital requirements. The Company's principal source of funds for dividend payments to shareholders is dividends received from the Bank.

NOTE 12 - STOCK BASED COMPENSATION

At the Annual Meeting held on April 23, 2024, the Company's stockholders approved the Norwood Financial Corp 2024 Equity Incentive Plan (the "Plan"). The maximum number of shares of common stock to be issued under the Plan is 500,000, provided that the maximum number of shares that may be delivered pursuant to the exercise of stock options (all of which may be granted in the form of incentive stock options) is 500,000 reduced by the number of shares issued as restricted stock and director retainer shares. The maximum number of shares of restricted stock that may be issued under the Plan is 125,000 shares and the maximum number of shares which may

be issued as Director Retainer Shares is 50,000 shares. Any shares reserved under the 2014 Equity Incentive Plan which are not subject to an outstanding award as of the effective date of the Plan will no longer be eligible for award. As of the effective date of the Plan, 56,569 shares were authorized under the 2014 Equity Incentive Plan which were not subject to an outstanding award. The types of awards permitted by the Plan include stock options (both incentive stock options and non-statutory stock options), restricted stock, and director retainer shares.

Awards of restricted stock to Employees will generally be subject to a multi-year graded vesting period (such as one-fifth on each of the first five anniversaries of the date of grant). The vesting schedule for stock options and restricted stock awards for Employees will not be more quickly than at the rate of 100% of such Award on the one-year anniversary of the grant date of such Award, except in the event of the death or disability of the recipient or a change in control transaction occurring after the grant date. The maximum number of shares that may be awarded under the Plan in the aggregate as restricted stock to Employees as a group is 125,000 shares reduced by the number of shares of restricted stock awarded to all Outside Directors. The annual individual limit of restricted stock awards for an Employee is 11,200 shares, and the Plan limit for an individual Employee is 35,000 shares of restricted stock. The maximum number of shares that may be awarded upon the exercise of options to all Employees as a group is 325,000 shares reduced by the number of shares issued to Outside Directors upon the exercise of options. The annual individual limit of options that may be granted to an Employee is 15,000 options, and the Plan limit for the number of shares that may be awarded upon the exercise of options to an individual Employee is 50,000 options. Awards of restricted stock to non-employee directors will generally be subject to a 3-year graded vesting period (one-third on each of the first three anniversaries of the date of grant), subject to limited exceptions for death, disability, and change of control. The vesting schedule for stock options and restricted stock awards to Outside Directors will not be more quickly than at the rate of 100% of such award on the one-year anniversary of the date of grant, subject to limited exceptions for death, disability, and change of control. Directors retainer shares which will be 100% earned and non-forfeitable upon the date of award. The product of the number of shares granted and the grant date market price of the Company's common stock determine the fair value of restricted stock under the company's restricted stock plan. Management recognizes compensation expense for the fair value of restricted stock on a straight-line basis over the requisite service period for the entire award.

The maximum number of shares that may be awarded under the Plan in the aggregate as restricted stock to Outside Directors as a group is 50,000 shares. The annual individual limit of restricted stock awards for an Outside Director is 1,200 shares and the Plan limit for an individual Outside Director is 12,000 shares of restricted stock. The maximum number of shares that may be awarded upon the exercise of options to Outside Directors as a group is 52,000 shares. The annual individual limit of options that may be granted to an Outside Directors is 2,000 options, and the Plan limit for the number of shares that may be awarded upon the exercise of options to an individual Outside Director is 10,000 options.

As of December 31, 2025, there were 375,291 shares available for future awards under the Plan, which includes 255,000 shares available for officer awards and 0 shares available for awards to outside directors. Included in these totals are 75,649 shares available for restricted stock awards to officers and outside directors and 44,642 shares available for director retainer shares.

Total unrecognized compensation cost related to stock options was $295,000 as of December 31, 2025 and $249,000 as of December 31, 2024. Salaries and employee benefits expense includes $248,000 and $346,000 of compensation costs related to options for the years ended December 31, 2025 and 2024, respectively. Compensation costs related to restricted stock amounted to $528,000 and $375,000 for the years ended December 31, 2025 and 2024, respectively. The expected future compensation expense relating to non-vested restricted stock outstanding as of December 31, 2025 and 2024 was $1,690,000 and $1,534,000, respectively.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

| | 2025 | | | | 2024 | | |
	Options	Weighted Average Exercise Price	Intrinsic Value		Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding, beginning of year	220,600	$ 29.78			215,725	$ 29.81	
Granted	39,000	29.80			33,000	27.25	
Exercised	(4,229)	19.11			(12,375)	21.72	
Forfeited	(20,500)	29.64			(15,750)	31.98	
Outstanding, end of year	234,871	$ 29.98	$ 134		220,600	$ 29.78	$ 112
Exercisable, end of year	195,871	$ 30.02	$ 134		187,600	$ 30.22	$ 112

68

Exercise prices for options outstanding as of December 31, 2025 ranged from $22.37 to $36.02 per share. The weighted average remaining contractual life is 6.4 years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

| | Years Ended December 31, | |
	2025	2024
Dividend yield	4.52%	4.55%
Expected life	10 years	10 years
Expected volatility	37.40%	36.90%
Risk-free interest rate	4.12%	4.40%
Weighted average fair value of options granted	$ 7.56	$ 7.54

The expected volatility is based on historical volatility. The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life is based on historical exercise experience. The dividend yield assumption is based on the Company's history and expectation of dividend payouts.

Proceeds from stock option exercises totaled $80,000 in 2025, compared to $269,000 in 2024. Shares issued in connection with stock option exercises are issued from available treasury shares or from available authorized shares. During 2025 and 2024, 4,000 shares and 12,000 were issued in connection with stock option exercises, respectively, all of which were issued from treasury shares.

A summary of the Company's restricted stock activity and related information for the years ended December 31 is as follows:

| | 2025 | | 2024 | |
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested, beginning of year	54,484	$23.07	45,966	$29.90
Granted	25,121	29.64	25,177	27.25
Vested	(19,331)	29.37	(12,309)	30.24
Forfeited	(2,147)	28.99	(4,350)	29.98
Non-vested at December 31	58,127	$29.12	54,484	$23.07

NOTE 13 – (LOSS) EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share:

| | Years Ended December 31, | |
| | 2025 | 2024 |
	(In Thousands, Except Per Share Data)	
Numerator, net income (loss)	$ 27,755	$ (160)
Denominator:		
Weighted average shares outstanding	9,265	8,137
Less: Weighted average unvested restricted shares	(34)	(44)
Denominator: Basic earnings per share	9,231	8,093
Weighted average shares outstanding, basic	9,231	8,093
Add: Dilutive effect of stock options and restricted stock	4	—
Denominator: Diluted earnings per share	9,235	8,093
Basic (loss) earnings per common share	$ 3.01	$ (0.02)
Diluted (loss) earnings per common share	$ 3.01	$ (0.02)

Stock options which had no intrinsic value because their effect would be anti-dilutive, and therefore would not be included in the diluted EPS calculation, were 156,000 and 161,000 for the years ended December 31, 2025 and 2024, respectively, based on the closing price of the Company's common stock which was $28.05 and $27.21 as of December 31, 2025 and 2024, respectively.

NOTE 14 - OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank's ACL for off-balance sheet commitments was $267,000 and $423,000 as of December 31, 2025 and 2024, respectively. The Bank recognized credit benefit of $156,000 for the year ended December 31, 2025 and credit loss expense of $127,000 for the year ended December 31, 2024.

A summary of the Bank's financial instrument commitments is as follows:

	December 31,		
	2025		2024
	(In Thousands)		
Commitments to grant loans	$	104,207	$	78,026
Unfunded commitments under lines of credit		156,924		156,205
Standby letters of credit		5,820		7,016
	$	266,951	$	241,247

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer and generally consists of real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.

NOTE 15 – INTEREST RATE SWAPS

The Company enters into interest rate swaps that allow our commercial loan customers to effectively convert a variable-rate commercial loan agreement to a fixed-rate commercial loan agreement. Under these agreements, the Company enters into a variable-rate loan agreement with a customer in addition to an interest rate swap agreement, which serves to effectively swap the customer's variable-rate into a fixed-rate. The Company then enters into a corresponding swap agreement with a third party in order to economically hedge its exposure through the customer agreement. The interest rate swaps with both the customers and third parties are not designated as hedges under FASB ASC 815 and are not marked to market through earnings. As the interest rate swaps are structured to offset each other, changes to the underlying benchmark interest rates considered in the valuation of these instruments do not result in an impact to earnings; however, there may be fair value adjustments related to credit quality variations between counterparties, which may impact earnings as required by FASB ASC 820. There was no effect on earnings in any periods presented. At December 31, 2025, based upon the swap contract values, the company pledged cash in the amount of $350,000 as collateral for its interest rate swaps with a third-party financial institution which had a fair value $771,000.

Summary information regarding these derivatives is presented below:

(Amounts in thousands)

| | Notional Amount, December 31, | | Interest Rate Paid | Interest Rate Received | Fair Value December 31, | |
	2025	2024			2025	2024
Customer interest rate swap						
Maturing November, 2030	$ 5,366	$ 5,766	Term SOFR + Margin	Fixed	$ 471	$ 729
Maturing December, 2030	3,474	3,758	Term SOFR + Margin	Fixed	300	464
Total	$ 8,840	$ 9,524			$ 771	$ 1,193
Third party interest rate swap						
Maturing November, 2030	$ 5,366	$ 5,766	Fixed	Term SOFR + Margin	$ 471	$ 729
Maturing December, 2030	3,474	3,758	Fixed	Term SOFR + Margin	300	464
Total	$ 8,840	$ 9,524			$ 771	$ 1,193

The following table presents the fair values of derivative instruments in the Consolidated Balance Sheet.

(Amounts in thousands)

| | Assets | | Liabilities | |
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
December 31, 2025				
Interest rate derivatives	Other assets	$ 771	Other liabilities	$ 771
December 31, 2024				
Interest rate derivatives	Other assets	1,193	Other liabilities	$ 1,193

NOTE 16 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In accordance with fair value accounting guidance, the Company measures, records, and reports various types of assets and liabilities at fair value on either a recurring or non-recurring basis in the Consolidated Financial Statements. Those assets and liabilities are presented in the sections entitled "Assets and Liabilities Required to be Measured and Reported at Fair Value on a Recurring Basis" and "Assets and Liabilities Required to be Measured and Reported at Fair Value on a Non-Recurring Basis". There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and Liabilities Required to be Measured and Reported at Fair Value on a Recurring Basis

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2025 and 2024 are as follows (in thousands):

	Fair Value Measurement Reporting Date using			
Description	Total	Level 1	Level 2	Level 3
December 31, 2025				
ASSETS				
U.S. Treasury securities	**$ 20,857**	**$ 20,857**	**$ —**	**$ —**
U.S. Government agencies	**7,675**	**—**	**7,675**	**—**
States and political subdivisions	**92,500**	**—**	**92,500**	**—**
Corporate obligations	**13,551**	**—**	**13,551**	**—**
Mortgage-backed securities-government sponsored entities	**274,199**	**—**	**274,199**	**—**
December 31, 2024				
ASSETS				
U.S. Treasury securities	$ 19,598	$ 19,598	$ —	$ —
U.S. Government agencies	11,364	—	11,364	—
States and political subdivisions	87,274	—	87,274	—
Mortgage-backed securities-government sponsored entities	279,609	—	279,609	—

Securities:

The fair value of securities available for sale (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted prices. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management's best estimate is used. Management's best estimate consists of both internal and external support on certain Level 3 investments. Internal cash flow models using a present value formula that includes assumptions market participants would use along with indicative exit pricing obtained from broker/dealers (where available) are used to support fair values of certain Level 3 investments, if applicable.

Interest Rate Swaps:

The fair value of interest rate swaps is based upon the present value of the expected future cash flows using the SOFR swap curve, the basis for the underlying interest rate. To price interest rate swaps, cash flows are first projected for each payment date using the fixed rate for the fixed side of the swap and the forward rates for the floating side of the swap. These swap cash flows are then discounted to time zero using SOFR zero-coupon interest rates. The sum of the present value of both legs is the fair market value of the interest rate swap. These valuations have been derived from our third party vendor's proprietary models rather than actual market quotations. The proprietary models are based upon financial principles and assumptions that we believe to be reasonable.

Assets and Liabilities Required to be Measured and Reported at Fair Value on a Non-Recurring Basis

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2025 and 2024 are as follows (in thousands):

	Fair Value Measurement Reporting Date using			
Description	Total	Level 1	Level 2	Level 3
December 31, 2025				
Individually analyzed loans held for investment	**$ 7,923**	**$ —**	**$ —**	**$ 7,923**
Foreclosed real estate	**771**	**—**	**—**	**771**
December 31, 2024				
Individually analyzed loans held for investment	$ 9,363	$ —	$ —	$ 9,363

72

Individually Analyzed loans (generally carried at fair value):

The Company measures impairment generally based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the lowest level of input that is significant to the fair value measurements.

As of December 31, 2025, the fair value investment in individually analyzed loans totaled $7,923,000, which included 51 loan relationships with a carrying value of $5,492,000 that did not require a specific allowance for credit loss since either the estimated realizable value of the collateral or the discounted cash flows exceeded the recorded investment in the loan. As of December 31, 2025, the Company has recognized charge-offs against the allowance for credit losses on these individually analyzed loans in the amount of $0 over the life of the loans. As of December 31, 2025, the fair value investment in individually analyzed loans included 40 loan relationships with a carrying value of $2,976,000 that required a valuation allowance of $293,000 since the estimated realizable value of the collateral did not support the recorded investment in the loan. As of December 31, 2025, the Company has recognized charge-offs against the allowance for credit losses on these individually analyzed loans in the amount of $0 over the life of the loan.

As of December 31, 2024, the fair value investment in individually analyzed loans totaled $9,363,000, which included 34 loan relationships with a carrying value of $6,978,000 that did not require a specific allowance for credit loss since either the estimated realizable value of the collateral or the discounted cash flows exceeded the recorded investment in the loan. As of December 31, 2024, the Company has recognized charge-offs against the allowance for credit losses on these individually analyzed loans in the amount of $456,000 over the life of the loans. As of December 31, 2024, the fair value investment in individually analyzed loans included 34 loan relationships with a carrying value of $3,044,000 that required a valuation allowance of $659,000 since the estimated realizable value of the collateral did not support the recorded investment in the loan. As of December 31, 2024, the Company has recognized charge-offs against the allowance for credit losses on these individually analyzed loans in the amount of $0 over the life of the loan.

Foreclosed real estate owned (carried at fair value):

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are carried at fair value less estimated cost to sell. Fair value is based upon independent market prices, appraised value of the collateral or management's estimation of the value of the collateral. These assets are included in Level 3 fair value based upon the lowest level of input that is significant to the fair value measurement.

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value:

		Quantitative Information about Level 3 Fair Value Measurements		
(dollars in thousands)	**Fair Value Estimate**	**Valuation Techniques**	**Unobservable Input**	**Range (Weighted Average)**
December 31, 2025				
Individually analyzed loans held for investment	$ 7,923	Appraisal of collateral(1)	Appraisal adjustments(2)	**0%-20.0% (7.51%)**
Foreclosed real estate owned	$ 771	Appraisal of collateral(1)	Liquidation Expenses(2)	**11.3% (11.3%)**

		Quantitative Information about Level 3 Fair Value Measurements		
(dollars in thousands)	**Fair Value Estimate**	**Valuation Techniques**	**Unobservable Input**	**Range (Weighted Average)**
December 31, 2024				
Individually analyzed loans held for investment	$ 9,363	Appraisal of collateral(1)	Appraisal adjustments(2)	0%-50.0% (8.01%)
Foreclosed real estate owned	$ —	Appraisal of collateral(1)	Liquidation Expenses(2)	0%

(1) Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level 3 inputs which are not identifiable, less any associated allowance.

(2) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

Assets and Liabilities Not Required to be Measured or Reported at Fair Value

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful.

The estimated fair values of the Bank's financial instruments not required to be measured or reported at fair value were as follows at December 31, 2025 and December 31, 2024. (In thousands):

	Fair Value Measurements at December 31, 2025				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents (1)	$ 44,436	$ 44,436	$ 44,436	$ —	$ —
Loans receivable, net	1,833,540	1,841,753	—	—	1,841,753
Mortgage servicing rights	238	673	—	—	673
Regulatory stock (1)	6,623	6,623	6,623	—	—
Bank owned life insurance (1)	46,089	46,089	46,089	—	—
Accrued interest receivable (1)	9,250	9,250	9,250	—	—
Interest rate derivatives	8,840	771	—	771	—
Financial liabilities:					
Deposits	2,078,645	2,076,705	1,213,279	—	863,426
Short-term borrowings (1)	14,714	14,714	14,714	—	—
Other borrowings	59,419	59,635	—	—	59,635
Accrued interest payable (1)	12,138	12,138	12,138	—	—
Interest rate derivatives	8,840	771	—	771	—

	Fair Value Measurements at December 31, 2024				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and cash equivalents (1)	$ 72,339	$ 72,339	$ 72,339	$ —	$ —
Loans receivable, net	1,693,795	1,687,128	—	—	1,687,128
Mortgage servicing rights	199	575	—	—	575
Regulatory stock (1)	13,366	13,366	13,366	—	—
Bank owned life insurance (1)	46,657	46,657	46,657	—	—
Accrued interest receivable (1)	8,466	8,466	8,466	—	—
Interest rate derivatives	9,524	1,193	—	1,193	—
Financial liabilities:					
Deposits	1,859,163	1,856,148	1,091,644	—	764,504
Short-term borrowings (1)	113,069	113,069	113,069	—	—
Other borrowings	101,793	102,220	—	—	102,220
Accrued interest payable (1)	12,615	12,615	12,615	—	—
Interest rate derivatives	9,524	1,193	—	1,193	—

(1) This financial instrument is carried at cost, which approximates the fair value of the instrument.

NOTE 17 – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following tables present the changes in accumulated other comprehensive income (loss) (in thousands) by component, net of tax, for the years ended December 31, 2025 and 2024:

	Unrealized gains on available for sale securities (a)		Unrealized gain on pension liability (a)		Total (a)
Balance as of December 31, 2024	$	(33,532)	$	411	$	(33,121)
Other comprehensive income (loss) before reclassification		11,641		137		11,778
Amount reclassified from accumulated other comprehensive loss		—		—		—
Total other comprehensive income		11,641		137		11,778
Balance as of December 31, 2025	$	(21,891)	$	548	$	(21,343)

	Unrealized gains on available for sale securities (a)		Unrealized gain on pension liability (a)		
Balance as of December 31, 2023	$	(47,842)	$	494	$	(47,348)
Other comprehensive income (loss) before reclassification		(1,460)		(83)		(1,543)
Amount reclassified from accumulated other comprehensive loss		15,770		—		15,770
Total other comprehensive loss		14,310		(83)		14,227
Balance as of December 31, 2024	$	(33,532)	$	411	$	(33,121)

(a) All amounts are net of tax. Amounts in parentheses indicate debits.

The following table presents significant amounts reclassified out of each component of accumulated other comprehensive income (loss) (in thousands) for the years ended December 31, 2025 and 2024:

Details about other comprehensive income	Amount Reclassified From Accumulated Other Comprehensive Income (a)				Affected Line Item in Consolidated Statements of Income
	Years Ended December 31,				
	2025		2024		
Unrealized gains on available for sale securities	$	—	$	(19,962)	Net realized (losses) gains on sales of securities
		—		4,192	Income tax expense
	$	—	$	(15,770)	

(a) Amounts in parentheses indicate debits to net income.

NOTE 18 – SEGMENT REPORTING

ASC Topic 280 – Segment Reporting identifies operating segments as components of an enterprise which are evaluated regularly by the Corporation's Chief Operating Decision Maker, our Chief Executive Officer, in deciding how to develop strategy, allocate resources and assess performance.

The Company acts as an independent community financial services provider and offers traditional banking related financial services to individual, business and government customers. Through its Community Office and automated teller machine network, the Company offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of safe deposit services. The Company also performs personal, corporate, pension and fiduciary services through its Trust Department.

Operating segments are aggregated into one segment, as operating results for all segments are similar. Accordingly, all the financial service operations are considered by management to be aggregated in one reportable operating segment, Community Banking.

The chief operating decision maker assesses performance and decides how to allocate resources based on net income that also is reported on the income statement as consolidated net income. Net income is used to monitor budget versus actual results.

The chief operating decision maker uses revenue streams and significant expenses to assess performance and evaluate return on assets and return on equity. The chief operating decision maker uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis and budget to actual results are used in assessing performance and in establishing compensation.

The accounting policies for the Community Banking segment are the same as those of our consolidated entity, which are described in Note 2. Information utilized in the performance assessment by the chief operating decision maker is consistent with the level of aggregation disclosed in the Consolidated Statement of Income. The measure of segment assets is reported on the balance sheet as total consolidated assets.

NOTE 19 - NORWOOD FINANCIAL CORP (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

		December 31,		
		2025		**2024**
		(In Thousands)		
ASSETS				
Cash on deposit in bank subsidiary	$	26,401	$	2,224
Investment in bank subsidiary		217,185		212,754
Other assets		3,450		3,119
Total assets	$	247,036	$	218,097
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities	$	4,879	$	4,589
Stockholders' equity		242,157		213,508
Total liabilities and stockholders' equity	$	247,036	$	218,097

STATEMENTS OF INCOME (LOSS)

		Years Ended December 31,		
		2025		**2024**
		(In Thousands)		
Income:				
Dividends from bank subsidiary	$	36,918	$	11,736
Expenses		1,990		992
		34,928		10,744
Income tax benefit		(422)		(224)
		35,350		10,968
Equity in undistributed earnings of subsidiary		(7,595)		(11,128)
Net Income (Loss)	$	27,755	$	(160)
Comprehensive Income	$	39,533	$	14,067

77

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2025	2024
	(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	**$ 27,755**	$ (160)
Adjustments to reconcile net (loss) income to		
net cash provided by operating activities:		
Undistributed earnings of bank subsidiary	**7,595**	11,128
Other, net	**499**	294
Net Cash Provided by Operating Activities	**35,849**	11,262
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in bank subsidiary	**—**	(28,800)
Net Cash Used in Investing Activities	**—**	(28,800)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stock options exercised	**80**	269
Sale of treasury stock for ESOP	**98**	100
Acquisition of treasury stock	**(361)**	(703)
Capital issuance	**—**	28,116
Cash dividends paid	**(11,489)**	(9,719)
Net Cash Used in Financing Activities	**(11,672)**	18,063
Net Increase (Decrease) in Cash and Cash Equivalents	**24,177**	525
CASH AND CASH EQUIVALENTS - BEGINNING	**2,224**	1,699
CASH AND CASH EQUIVALENTS - ENDING	**$ 26,401**	$ 2,224

NOTE 20 – CAPITAL ISSUANCE

On December 23, 2024, the Company completed the underwritten public offering and sale of 1,150,000 shares of its common stock at $26.00 per share, resulting in net proceeds to the Company of approximately $28 million.

NOTE 21 – SUBSEQUENT EVENTS

On January 5, 2026, the Company completed the acquisition of PB Bankshares, Inc in an 80% common stock, 20% cash, and cash out of unexercised common stock options, with total consideration of approximately $58 million. The acquisition of PB Bankshares will be considered a business combination and accounted for using the acquisition method. Due to the close proximity of the PB Bankshares, Inc acquisition date and the Company's filing of its Annual Report on Form 10-K for the year ended December 31, 2025, the initial accounting for the business combination is incomplete, and therefore the Company is unable to disclose the information required by ASC 805, "Business Combinations." The Company will include relevant disclosures as required in the first quarter of 2026.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

(a) ***Disclosure Controls and Procedures.*** The Company's management evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures, as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Our independent registered public accounting firm, S.R. Snodgrass, P.C., also attested to, and reported on, the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. S.R. Snodgrass, P.C.'s attestation report appears in Part II, Item 8, "Financial Statements and Supplemental Data."

(b) *Internal Control over Financial Reporting*. Management's Report on Internal Control over Financial Reporting is included in this Annual Report on Form 10-K under Item 8.

(c) *Changes in Internal Control over Financial Reporting*. There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

During the fiscal quarter ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information contained under the sections captioned "Proposal I - Election of Directors" and "Corporate Governance" in the Proxy Statement for the 2026 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated herein by reference.

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or controller. The Code of Ethics is posted on the stockholder services page of Wayne Bank's website at www.waynebank.com/stockholder-services. The Company intends to report any waiver or amendment to its Code of Ethics on its website at www.waynebank.com/stockholder-services.

Item 11. Executive Compensation.

The information contained under the sections captioned "Executive Compensation" and "Director Compensation" in the Proxy Statement are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

(a) **Security Ownership of Certain Beneficial Owners**

Information required by this item is incorporated herein by reference to the Section captioned "Principal Holders of Our Common Stock" of the Proxy Statement.

(b) **Security Ownership of Management**

Information required by this item is incorporated herein by reference to the section captioned "Proposal I - Election of Directors" of the Proxy Statement.

(c) **Changes in Control**

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

(d)**Equity Compensation Plan Information**

EQUITY COMPENSATION PLAN INFORMATION

	(a) **Number of Securities** **to be issued upon** **exercise of** **outstanding options,** **warrants and rights***	**(b)** **Weighted-average** **exercise price of** **outstanding options,** **warrants and rights ***	**(c)** **Number of securities** **remaining available** **for future issuance** **under equity** **compensation plans,** **(excluding securities** **reflected in column** **(a)) ***
Equity compensation plans approved by security holders:			
2024 Equity Incentive Plan (1)	72,000	28.43	375,291
Equity compensation plans not approved by security holders:.			
None	—	—	—
TOTAL	72,000	$ 28.43	375,291

(1) The 2024 Equity Incentive Plan was approved by stockholders at the Annual Meeting of Stockholders on April 23, 2024. On December 16, 2025 the 2024 Equity Incentive Plan was amended as follows. The award of Directors Retainer Shares was increased from the current limit of $1000 of each director's monthly retainer fee to be paid in the form of Company common stock ("Company Stock") to a total of the first 25% of each director's monthly retainer fee to be paid in the form of Company Stock.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item is incorporated herein by reference to the sections in the Proxy Statement captioned "Related Party Transactions" and "Corporate Governance".

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the section in the Proxy Statement captioned "Proposal II -Ratification of Appointment of Independent Auditors."

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Listed below are all financial statements, schedules and exhibits filed as part of this Annual Report on Form 10-K.

1. The consolidated balance sheets of Norwood Financial Corp and subsidiary as of December 31, 2025 and 2024, and the related consolidated statements of (loss) income, comprehensive income, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2025, together with the related notes and the independent registered public accounting firm reports of S.R. Snodgrass, P.C. (PCAOB: 00074), independent registered public accounting firm.

2. Schedules omitted as they are not applicable.

3. The following exhibits are filed as part of the Form 10-K

No.		Description
3(i)		Amended and Restated Articles of Incorporation of Norwood Financial Corp (7)
3(ii)		Bylaws of Norwood Financial Corp (18)
4.1 (p)		Specimen Stock Certificate of Norwood Financial Corp (1) (p)
4.2		Description of Capital Stock of Norwood Financial Corp (9)
10.2†		Employment Agreement by and among Norwood Financial Corp, Wayne Bank and John M. McCaffery (2)
10.11†		2014 Equity Incentive Plan, as amended (3)
10.12†		Executive Elective Deferral Plan (4)
10.15†		Change-In-Control Severance Agreement, dated February 14, 2022, by and among Norwood Financial Corp, Wayne Bank, and Vincent G. O'Bell (13)
10.16†		Change-In-Control Severance Agreement, dated January 16, 2018, by and among Norwood Financial Corp, Wayne Bank, and John F. Carmody (17)
10.17†		Director Deferred Fee Plan (5)
10.19		Wayne Bank Executive Annual Incentive Plan (8)
10.20		Salary-Continuation Agreement dated March 1, 2021, between Wayne Bank and John F. Carmody (6)
10.21		Norwood Financial Corp 2024 Equity Incentive Plan (14)
10.23		Employment Agreement dated May 9, 2022, by and among Norwood Financial Corp, Wayne Bank and James O Donnelly (10)
10.24		Stock Award Agreement dated May 10, 2022, between Norwood Financial Corp and James O. Donnelly (11)
10.25		Salary-Continuation Agreement dated May 10, 2022, between Wayne Bank and James O. Donnelly (12)
10.26		Employment Agreement dated July 7, 2025, by and among Norwood Financial Corp, Wayne Bank and Janak M. Amin (19)
10.27		Non-Competition and Non-Solicitation Agreement dated July 7, 2025, by and among Norwood Financial Corp, Wayne Bank and Janak M. Amin (20)
10.28		Addendum to Non-Competition and Non-Solicitation Agreement by and among Norwood Financial Corp, Wayne Bank and Janak M. Amin dated December 31, 2025
10.29		Addendum to Employment Agreement dated July 7, 2025 by and among Norwood Financial Corp, Wayne Bank and Janak M. Amin dated December 31, 2025
19		Norwood Financial Corp Insider Trading Policy (15)
21		Subsidiaries of Norwood Financial Corp
23		Consent of S.R. Snodgrass, P.C.
31.1		Rule 13a-14(a)/15d-14(a) Certification of CEO
31.2		Rule 13a-14(a)/15d-14(a) Certification of CFO
32		Certification pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of Sarbanes Oxley Act of 2002
97		Norwood Financial Corp Incentive-Based Compensation Recovery Policy (16)
101		The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income; (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholder's Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to Consolidated Financial Statements.
101.INS		Inline XBRL Instance Document (The instance document does not appear in the Interactive Data File because its XBRL tags are embedded with the Inline XBRL document)
101.SCH		Inline XBRL Taxonomy Extension Schema Document
101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB		Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document
104		Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†	Management contract or compensatory plan or arrangement.
(1)	Incorporated herein by reference into this document from the identically numbered Exhibit to the Company's Form 10, Registration Statement initially filed in paper with the Commission on April 29, 1996, Registration No. 0-28364.
(2)	Incorporated herein by reference to the Company's Current Report on Form 8-K Filed with the Commission on June 24, 2024.
(3)	Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-266622) filed with the Commission on August 8, 2022.
(4)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 21, 2024.
(5)	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 21, 2024.
(6)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 2, 2021, (File No. 0-28364).
(7)	Incorporated herein by reference from the identically numbered exhibit to the Company's Form 10-K filed with the Commission on March 13, 2020.
(8)	Incorporated herein by reference from the identically numbered exhibit to the Company's Form 10-K filed with the Commission on March 13, 2020.
(9)	Incorporated herein by reference from the identically numbered exhibit to the Company's Form 10-K filed with the Commission on March 9, 2021.
(10)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on May 12, 2022, (File No. 0-28364).
(11)	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on May 12, 2022, (File No. 0-28364).
(12)	Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on May 12, 2022, (File No. 0-28364).
(13)	Incorporated by reference to Exhibit 10.15 to the Company's Form 10-K filed with the Commission on March 11, 2022, (File No. 0-28364).
(14)	Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the Commission on May 9, 2024.
(15)	Incorporated herein by reference from the identically numbered exhibit to the Company's Form 10-K filed with the Commission on March 14, 2024.
(16)	Incorporated herein by reference from the identically numbered exhibit to the Company's Form 10-K filed with the Commission on March 14, 2024.
(17)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on January 16, 2018.
(18)	Incorporated by reference to Exhibit 3(ii) to the Company's Annual Report on Form 10-K filed with the Commission on March 14, 2024.
(19)	Incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4 (File No. 333-290392) filed with the Commission on September 19, 2025.
(20)	Incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4 (File No. 333-290392) filed with the Commission on September 19, 2025.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORWOOD FINANCIAL CORP

Dated: March 13, 2026 By: /s/ James O. Donnelly
James O. Donnelly
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed below by the following persons on March 13, 2026 on behalf of the registrant and in the capacities indicated.

/s/ James O. Donnelly
James O. Donnelly
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Kevin M. Lamont
Kevin M. Lamont
Director

/s/ Andrew A. Forte
Dr. Andrew A. Forte
Director

/s/ Kenneth A. Phillips
Dr. Kenneth A. Phillips
Director

/s/ Ronald R. Schmalzle
Ronald R. Schmalzle
Director

/s/ Alexandra K. Nolan
Alexandra K. Nolan
Director

/s/ Ralph A. Matergia
Ralph A. Matergia
Director

/s/ Meg L. Hungerford
Meg L. Hungerford
Director

/s/ Jeffrey S. Gifford
Jeffrey S. Gifford
Director

/s/ Marissa Nacinovich
Marissa Nacinovich
Director

/s/ John M. McCaffery
John M. McCaffery
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Spencer J. Andress
Spencer J. Andress
Director

/s/ Joseph W. Carroll
Joseph W. Carroll
Director

/s/ James Shook
James Shook
Director

Exhibit 21

Subsidiaries of the Registrant

Parent

Norwood Financial Corp

Subsidiaries	State or Other Jurisdiction of Incorporation	Percentage Ownership
Wayne Bank	Pennsylvania	100%

Subsidiaries of Wayne Bank

Norwood Investment Corp.	Pennsylvania	100%
WCB Realty Corp.	Pennsylvania	100%
WTRO Properties, Inc.	Pennsylvania	100%



SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements File No. 333-266622 and File No. 333-279850 on Form S-8 and File No. 333-279619 on Form S-3 of Norwood Financial Corp. of our report dated March 13, 2026, relating to our audit of the consolidated financial statements and internal control over financial reporting, which is incorporated in this Annual Report on Form 10-K of Norwood Financial Corp. for the year ended December 31, 2025.

S.R. Snodgrass P.C.

Cranberry Township, Pennsylvania
March 13, 2026

PITTSBURGH, PA	PHILADELPHIA, PA	WHEELING, WV	STEUBENVILLE, OH
2009 Mackenzie Way • Suite 340	161 Washington Street • Suite 200	980 National Road	511 N. Fourth Street
Cranberry Township, PA 16066	Conshohocken, PA 19428	Wheeling, WV 26003	Steubenville, OH 43952
(724) 934-0344	(610) 278-9800	(304) 233-5030	(304) 233-5030

S.R. Snodgrass, P.C. d/b/a S.R. Snodgrass, A.C. in West Virginia

Exhibit 31.1

CERTIFICATION

I, James O. Donnelly, certify that:

1. I have reviewed this annual report on Form 10-K of Norwood Financial Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026

By: /s/ James O. Donnelly
     James O. Donnelly
     President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, John M. McCaffery, certify that:

1.   I have reviewed this annual report on Form 10-K of Norwood Financial Corp.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2026

By: /s/ John M. McCaffery
      John M. McCaffery
      Executive Vice President &
      Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norwood Financial Corp. (the Company) on Form 10-K for the year ending December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the Report), we, James O. Donnelly, President and Chief Executive Officer and John M. McCaffery, Executive Vice President and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ James O. Donnelly   /s/ John M. McCaffery
James O. Donnelly   John M. McCaffery
President and Chief Executive Officer   Executive Vice President and Chief Financial Officer

March 13, 2026

WAYNE BANK™

Better Together

PRESENCE BANK

WAYNE COUNTY
Hawley, PA
Honesdale, PA
Lakewood, PA
Waymart, PA
Willow Avenue (Honesdale), PA

LACKAWANNA COUNTY
Central Scranton, PA
Clarks Summit, PA

MONROE COUNTY
Effort, PA
Marshalls Creek, PA
Stroud Mall (Stroudsburg), PA
Tannersville, PA

LUZERNE COUNTY
Exeter, PA
Forty Fort, PA

PIKE COUNTY
Milford, PA
Shohola, PA

CHESTER COUNTY
Oxford, PA
Coatesville, PA

LANCASTER COUNTY
New Holland, PA
Christiana, PA
Lancaster, PA

DAUPHIN COUNTY
Harrisburg, PA

DELAWARE COUNTY
Andes, NY
Franklin, NY
Roxbury, NY
Stamford, NY
Walton, NY

SULLIVAN COUNTY
Callicoon, NY
Liberty, NY
Monticello, NY
Roscoe, NY
Wurtsboro, NY

OTSEGO COUNTY
Cooperstown, NY
Oneonta, NY

ONTARIO COUNTY
Geneva, NY

YATES COUNTY
Penn Yan, NY



WAYNE BANK™

wayne.bank.



Norwood
FINANCIAL CORP

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